82- SUBMISSIONS FACING SHEET

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MICROFICHE [redacted]

02030599

REGISTRANT'S NAME Komercni Banka

*CURRENT ADDRESS

PROCESSED
APR 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4154 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/2/02

82-4154

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

02 APR -1 AM 8:

Registration No.
4154

ARS
12-31-01

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floriková,
Compliance
Komerčni banka, a. s., Prague, Czech Republic

Number of pages : 3
(including this page)

Date: 28. 3. 2002

Subject:: Resolutions of General Meeting

Dear Sirs,

We are sending you Resolutions of Extraordinary General Meeting held on 28th March 2002.

Yours Sincerely,

Sylva Floriková
Director of Compliance

KOMERČNÍ BANKA a.s.

02 APR -1 AM 8: 11

Prague 1, Na Prikope 33, building identification number 969, Post Code 114 07
Identification No.: 45 31 70 54
incorporated in the Commercial Register maintained with the Municipal Court in Prague, section B, insert 1360

Announcement

Extraordinary General Meeting of Komercni banka, a. s., approved purchase of Societe Generale Prague branch

Extraordinary General Meeting of Komercni banka which was held on 28th March 2002, approved a draft contract of sale of Societe Generale Prague branch to Komercni banka a. s. Purchase price is CZK 1,030,000,000.

Extraordinary General Meeting approved also amendments to the Articles of Association. The number of the members of the Board of Directors KB has increased from five to six. Resolution of the Board of Directors shall be adopted by majority of votes of all members present. The chairman's vote shall be decisive in the event of a tie.

Resolutions of the extraordinary general meeting of Komercni banka, a. s., held on 28th March 2002

Resolution No. 1
The extraordinary general meeting approves the Rules of Procedure and of Voting of the extraordinary general meeting of Komercni banka, a. s., as proposed by the Board of Directors.

Resolution No. 2
The extraordinary general meeting elects:
Ladislav Petrasek as the chairman of the General Meeting,
Renata Maskova as the minute clerk,
Emilie Fricova and Ilona Lehovcova as the minuets verifiers, and
Radomil Kochanek and Daniela Markova as scrutineers.

Resolution No. 3
The extraordinary general meeting
a/ a p p r o v e s
the draft „Agreement of sale of part of an enterprise," in Czech and in English, made between company SOCIETE GENERALE S.A. with registered office at 29, BLD Haussmann, 75009 Paris, France, Incorporation No. in the French Commercial Register: R.C.S. Paris B 552 120 222 (1955B12022), as seller, and company Komercni banka, a. s. with registered office at Prague 1, Na

Prikope 33 building identification No. 969, post code 114 07, registration No. 45317054 incorporated in the Commercial Register maintained with the Municipal Court in Prague, Section B, File No. 1360, as buyer. The subject matter of the agreement is the transfer of a part of the seller's enterprise represented by its branch SOCIETE GENERALE, Branch Prague, located at Prague 8, Pobrezni 3, post code 186 00, the legal form of which is an organisation part, at the proposed purchase price of one billion thirty million Czech crowns (CZK 1,030,000,000) which is, according to the „Report on the review of the draft agreement of purchase of part of an enterprise as to the accuracy of the price (expert institution expertise)" drawn up by the expert - company KPMG Ceska republika, s.r.o., appropriate and justified.

b/ a g r e e s t o

the conclusion of the „Agreement of sale of part of an enterprise," in Czech and in English, made between company SOCIETE GENERALE S.A. with registered office at 29, BLD Haussmann, 75009 Paris, France, registration No. in the French Commercial Register: R.C.S. Paris B 552 120 222 (1955B12022), as seller, and company Komercni banka, a. s. with registered office at Prague 1, Na Prikope 33 building identification No. 969, post code 114 07, registration No. 45317054 incorporated in the Commercial Register maintained with the Municipal Court in Prague, Section B, File No. 1360, as buyer. The subject matter of the agreement is the transfer of a part of the seller's enterprise represented by its branch SOCIETE GENERALE, Branch Prague, located at Prague 8, Pobrezni 3, post code 186 00, the legal form of which is an organisation part, at the proposed purchase price of one billion thirty million Czech crowns (CZK 1,030,000,000).

c/ n o t e s

the „Report on the review of the draft agreement of purchase of part of an enterprise as to the accuracy of the price (expert institution expertise)" No. 87-01/2002 of 22nd January 2002 drawn up by the expert - company KPMG Ceska republika, s.r.o., appointed by the resolution of the Municipal Court in Prague Ref. No 4201/2001-4 dated 6th August 2001.

Resolution No. 4:

The extraordinary general meeting decides to change the wording of section 18, subsection 1, subsection 6 and subsection 10 of the valid Bank Articles of Association as follows:

Section 18

(1) The Board of Directors consists of six members, natural persons, who meet the conditions provided in legal regulations and who are elected by the absolute majority of all Supervisory Board members at recommendation of the Remuneration and Personnel Committee. The term of office of the members of the Board of Directors shall be four years.

(6) Meetings of the Board of Directors shall be regularly convened, at least 20 times a year, and presided over by the Chairman or, in his absence, the Vice-Chairman of the Board of Directors. If the Chairman and Vice-Chairman are not present, the meeting shall be convened and presided over by a member of the Board of Directors authorised therefor by the Board of Directors (hereinafter the „chairperson"). Any member of the Board of Directors may ask that the Board of Directors meeting be convened provided that such member gives reasons therefor. If the meeting is not convened within a period of five days of the delivery of the request to the Chairman or Vice-Chairman of the Board of Directors, the Board of Directors member concerned shall be entitled to convene and preside the meeting.

(10) Resolutions of the Board of Directors shall be adopted by an absolute majority of members of the Board of Directors present. In the event of equality of votes, the vote of the chairperson shall be decisive.

Board of Directors of Komercni banka, a.s.

AUDITORS' REPORT TO SHAREHOLDERS OF KOMERCNI BANKA, a.s.

We have audited the accompanying consolidated financial statements of Komercni banka, a.s. for the year ended December 31, 2001. The Board of Directors is responsible for the preparation of the financial statements and for maintaining accounting records in accordance with relevant laws and regulations. Our responsibility is to express an opinion on the financial statements, taken as a whole, based on our audit.

We conducted our audit in accordance with Act on Auditors and the auditing standards issued by the Chamber of Auditors. Those standards require that we plan and conduct the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, the accounting records and other evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Company in the preparation of the consolidated financial statements, as well as evaluation of the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion on the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the assets, liabilities and equity of the Komercni banka Group as of December 31, 2001, and the results of its operations for the year then ended in accordance with Act on Accounting and relevant accounting regulations.

Prague, 26 March 2002

Audit firm:
Deloitte & Touche spol. s r.o.
License no. 79

Statutory auditor:
Michal Petrman
License no.1105

Consolidated Profit and Loss Statement for the Year Ended 31 December 2001

		2001 CZKm	2000 CZKm
1.	**Interest income and similar income**	29 002	29 861
	of which: interest income from fixed income securities	3 036	2 393
2.	**Interest expense and similar expense**	-15 214	-16 808
	of which: interest expense on fixed income securities	-3 322	-2 074
3.	**Income from variable yield securities**	0	3
	of which:		
	(a) Income from shares and other variable yield securities	0	3
	(b) Income from investments in associated undertakings	0	0
	(c) Income from investments in subsidiary undertakings	0	0
	(d) Income from other investments	0	0
4.	**Fees and commissions income**	6 835	5 706
5.	**Fees and commissions expense**	-825	-1 215
6.	**Profit/(loss) on financial operations**	3 143	2 626
7.	**Other income**	5 533	40 682
8.	**General operating costs**	-13 485	-13 535
	of which:		
	(a) Staff costs	-6 489	-5 625
	(b) Other operating costs	-6 996	-7 910
9.	**Creation of reserves and provisions for tangible and intangible assets**	-1 526	-574
	of which:		
	(a) Creation of reserves for tangible assets	-50	-5
	(b) Creation of provisions for tangible assets	-1 146	-348
	(c) Creation of provisions for intangible assets	-330	-221
10.	**Use of reserves and provisions for tangible and intangible assets**	354	11
	of which:		
	(a) Use of reserves for tangible assets	0	11
	(b) Use of provisions for tangible assets	85	0
	(c) Use of provisions for intangible assets	269	0
11.	**Other costs**	-4 357	-55 758
12.	**Creation of provisions and reserves for loans and guarantees**	-10 909	-19 892
13.	**Use of provisions and reserves for loans and guarantees**	6 514	28 669

		2001 CZKm	2000 CZKm
14.	Creation of provisions and reserves for fixed asset investments and other financial investments	-4 594	-1 871
15.	Use of provisions and reserves for fixed asset investments and other financial investments	3 136	1 970
16.	Creation of other provisions and reserves	-5 085	-1 993
17.	Use of other provisions and reserves	3 192	1 652
18.	Extraordinary income	830	295
	of which: *amortisation of negative goodwill*	0	*72*
19.	Extraordinary expense	-276	-68
	of which: *amortisation of goodwill*	0	0
20.	Profit/(loss) for the accounting period before minority interest	2 268	-239
21.	Share of profit/(loss) in equivalence	206	415
22.	Minority profit/(loss) for the accounting period	-57	0
23.	Profit/(loss) for the accounting period	2 417	176

Signature of the statutory body:

Alexis Juan — Chairman of the Management Board

Tomas Spurny — Member of the Management Board

On 26 March 2002

Consolidated Balance Sheet
as of 31 December 2001

ASSETS

		2001 CZKm	2000 CZKm
1.	**Cash in hand, deposits with central banks, postal checking accounts**	**17 553**	**21 047**
2.	**Treasury bills and other bills eligible for refinancing with the CNB**	**96 450**	**78 018**
	(a) Treasury bills and similar bonds issued by the state	15 517	11 825
	(b) Other bills	80 933	66 193
3.	**Amounts due from banks**	**157 715**	**177 074**
	(a) Payable on demand	265	847
	(b) Other receivables	157 450	176 227
	of which: subordinated assets	0	0
4.	**Amounts due from customers**	**195 316**	**134 463**
	(a) Payable on demand	2 011	1 041
	(b) Other receivables	193 305	133 422
	of which: subordinated assets	0	0
5.	**Bonds and other fixed income securities for trading**	**5 476**	**3 751**
	(a) Issued by banks	1 056	1 114
	of which: own bonds	242	*680*
	(b) Issued by other entities	4 420	2 637
6.	**Shares and other variable yield securities for trading**	**168**	**244**
7.	**Fixed asset investments in equivalence**	**937**	**1 036**
8.	**Fixed asset investments in entities excluded from consolidation**	**231**	**324**
9.	**Goodwill**	**0**	**0**
10.	**Other financial investments**	**36 107**	**42 765**
11.	**Intangible assets**	**1 214**	**896**
12.	**Tangible assets**	**11 141**	**12 585**
	(a) Land and buildings for banking activities	7 730	9 327
	(b) Other	3 411	3 258
13.	**Treasury shares**	**179**	**0**
14.	**Other assets**	**11 816**	**8 361**
15.	**Subscribed capital called-up and not paid**	**0**	**0**
16.	**Prepayments and accrued income**	**1 460**	**4 198**
	Total assets	**535 763**	**484 762**

Consolidated Balance Sheet as of 31 December 2001

LIABILITIES

		2001 CZKm	2000 CZKm
1.	**Amounts owed to banks**	**126 376**	**107 504**
	(a) Payable on demand	3 543	6 119
	(b) Other liabilities	122 833	101 385
2.	**Amounts owed to customers**	**286 856**	**279 495**
	(a) Savings deposits	21 386	24 854
	of which: payable on demand	1 494	*1 692*
	(b) Other liabilities	265 470	254 641
	of which: payable on demand	142 170	*123 449*
3.	**Certificates of deposit and similar debentures**	**60 229**	**38 254**
	(a) Certificates of deposit	1	1
	(b) Other	60 228	38 253
4.	**Accruals and deferred income**	**763**	**2 579**
5.	**Reserves**	**13 983**	**10 380**
	(a) Reserves for standard loans and guarantees	9 715	8 184
	(b) Reserves for foreign exchange rate losses	2	2
	(c) Reserves for other banking risks	1 258	4
	(d) Other reserves	3 008	2 190
6.	**Subordinated liabilities**	**7 335**	**7 563**
7.	**Other liabilities**	**16 622**	**17 992**
8.	**Share capital (net of minority interest)**	**19 005**	**19 005**
	of which: share capital paid-up	19 005	*19 005*
9.	**Capital funds (net of minority interest)**	**289**	**620**
10.	**Reserve funds and other funds from profit (net of minority interest)**	**697**	**470**
	(a) Reserve funds	696	468
	(b) Other (net of retained profit/accumulated losses brought forward)	1	2
11.	**Retained earnings/accumulated losses brought forward (net of minority interest)**	**343**	**343**
12.	**Consolidation reserve fund**	**641**	**381**
13.	**Negative goodwill**	**0**	**0**
14.	**Profit/(loss) for the accounting period net of minority interest and share of profit/(loss) in equivalence**	**2 211**	**-239**
15.	**Income from share in associated understakings**	**206**	**415**
16.	**Minority interest**	**207**	**0**
	Total liabilities	**535 763**	**484 762**

OFF BALANCE SHEET

		2001 CZKm	2000 CZKm
1.	**Total contingent liabilities**	**19 551**	**28 084**
	of which:		
	(a) Received bills of exchange/acceptances and endorsements of bills of exchange	20	5
	(b) Commitments from guarantees	19 531	28 068
	(c) Commitments from collateral	0	11
2.	**Other irrevocable commitments**	**31 481**	**34 795**
3.	**Receivables from spot, forward and option transactions**	**407 737**	**275 161**
4.	**Payables under spot, forward and option transactions**	**406 135**	**274 755**

Signature of the statutory body:

Alexis Juan — Chairman of the Management Board

Tomas Spurny — Member of the Management Board

On 26 March 2002

THESE NOTES FORM AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2001

Background information

The consolidated financial statements of the Financial Group of Komercni banka, a. s. for the year ended 31 December 2001 provide information on the results of operations and assets and liabilities of the whole Group.

The consolidation group consists of Komercni banka, a.s. (the 'Bank'), whose unconsolidated financial statements are attached hereto as Appendix 4, and its subsidiary and associated companies (the 'Group'). The year ended 31 December 2001 saw several changes to the structure of the financial group that were also reflected in the structure of the consolidation group as set out in Appendix 1. When compared to the year ended 31 December 2000, the consolidation group has excluded ALL IN, a. s. ('ALL IN') which was placed into liquidation as of 1 April 2001. For the same reason, the consolidation group has excluded from the consolidation ALL IN's wholly owned subsidiary ALL IN REAL ESTATE LEASING, s. r. o., and a 25 percent equity investment in A-TRADE, s. r. o., held by these entities.

In the first half of 2001, the Bank acquired a 100 percent equity interest in two companies (Reflexim, a. s., and ASIS a. s) and transformed these investments into wholly owned and controlled subsidiaries. The Bank transferred approximately 450 staff and the related support operations to Reflexim, a. s. and approximately 250 staff and the related information technology user support and other activities to ASIS, a. s.

As was the case in prior accounting periods, Penzijni fond Komercni banky, a.s. whose equity capital is held wholly by the Bank has been excluded from consolidation due to legal restrictions on pension funds regarding the distribution of profits.

THE CONSOLIDATION GROUP CONSISTS OF THE FOLLOWING ENTITIES (refer to Note (h):

Komercni banka, a. s., Praha

Investicni kapitalova spolecnost KB, a. s., Praha

Komercni banka Bratislava, a. s., Bratislava

Komercni pojistovna, a. s., Praha

Komercni Finance B. V., Amsterdam

Factoring KB, a. s., Praha

Reflexim, a. s., Praha

ASIS, a. s., Praha

A-TRADE, s. r. o., Praha

MUZO, a. s., Praha

CAC LEASING, a. s., Praha including the following subsidiaries and associates:

- Allrisk-CAC pojistovaci maklerska, s. r. o., Praha
- RENAULT LEASING CZ, s. r. o., Praha
- CAC LEASING Slovakia, a. s., Bratislava

Vseobecna stavebni sporitelna KB, a. s., Praha

CAC LEASING Slovakia, a. s., Bratislava

(a) Information disclosed in the notes to the annual financial statements pursuant to the Ministry of finance Regulation applicable to banks

The parent Bank is the controlling entity in the consolidation group. Detailed information on the Bank's assets, liabilities, equity, financial position and results of operations is provided in the unconsolidated financial statements of the Bank for the year ended 31 December 2001 together with the auditor's report (refer to **Appendix 4**). Likewise, specific information related to other entities of the consolidation group is disclosed in the financial statements of these individual companies for the year ended 31 December 2001.

(b) Information important to assess the financial position of the consolidation group

Specific events impacting the Group's results for the year ended 31 December 2001

The Group generated a net profit of CZK 2,417 million for the year ended 31 December 2001 (2000: a profit of CZK 176 million). This profit figure also reflects the income from share of associated undertakings totalling CZK 206 million (2000: a profit of CZK 415 million).

Specific events impacting the Group's result for the year ended 31 December 2001 principally relate to the parent Bank and are described in Note 2 of Appendix 4 which includes the Bank's unconsolidated financial statements for the year ended 31 December 2001.

For the year ended 31 December 2001, the Bank has excluded from consolidation ALL IN, a. s., ALL IN REAL ESTATE LEASING, s. r. o. ('AIREL') and a 25 percent equity investment in A-TRADE, s. r. o. held by ALL IN and AIREL.

These companies were excluded from consolidation in the value of their equity at the date of exclusion. The aggregate impact of these transactions on the Group's profit and loss statement was CZK (17) million. ALL IN is recognised in the financial statements for the year ended 31 December 2001 as an unconsolidated subsidiary at net book value (net of provisions) and AIREL is not recognised at all as this entity was not held directly by the Bank but through its subsidiary ALL IN which was excluded from the consolidation.

The results and assets of the Group were impacted by the following events:

In addition to the exclusion of the above companies from consolidation, the Group included two new subsidiaries of the Bank during the year ended 31 December 2001, that is, ASIS, a. s., which provides information technology services and Reflexim, a. s., which provides the Bank with comprehensive facilitation management support services. In the future, both entities are expected to provide their services also to group companies other than the Bank.

The Group has consolidated its interest in MUZO, a. s. for the year ended 31 December 2001. In prior accounting periods, MUZO was accounted for as an associate and consolidated using the equity method of accounting. Management considers that the Group, directly or indirectly, has the power to exercise control over the financial and operating policies of MUZO. Spolecnost pro informacni databaze, a. s. is fully owned and controlled by MUZO but has been dormant for the accounting period ended 31 December 2001.

Komercni pojistovna, a. s. incurred significant losses in the year ended 31 December 2001 principally related to the continuing substantial acquisition costs associated with its life insurance portfolio, unprofitability of its third party motor liability insurance and losses incurred in the settlement of liabilities arising from its industrial commercial insurance portfolio. These losses primarily follow the review of the adequacy of the technical reserves for its lines of business and a reassessment of the accounting treatment of the Komercni pojistovna's share in the auto insurance deficit administered by the Czech Bureau of Insurance. In December 2001, the Bank approved the plan to increase the company's share capital by 1,050 shares of ordinary stock in the aggregate amount of CZK 105 million (nominal value of one share being CZK 100 thousand) at an issue rate of CZK 275 thousand per share. Following the resolution of its sole shareholder, Komercni pojistovna filed a proposal to update the corporate details held at the Register of Companies maintained by the Municipal Court in Prague. In January 2002, the Bank made a cash deposit of CZK 288.75 million in Komercni pojistovna. Of this balance, CZK 105 million represents the nominal value of the issued shares (share capital increase of Komercni pojistovna) and CZK 183.75 million is the share premium amount. The aggregate capital increase amounts to CZK 288.75 million. The management of the Bank is currently reviewing the options available to it in further recapitalising and restructuring this business. The Bank has indicated that it will continue to provide financial support to Komercni pojistovna, a.s. such that it is able to meet legal and regulatory requirements applicable to the entity.

Following the decision made by the Group in 2000, preparations are underway to sell A-TRADE, s. r. o. In this context, the entity is being transformed from a limited liability company to a joint stock company.

The Bank's investment in the consolidated subsidiary and associated undertakings totalled, at cost, CZK 1,712 million as of 31 December 2001.

(c) Consolidation methods and basis of carrying value of the components of consolidated balance sheet and profit and loss statement

The Bank adopted the following methods in the preparation of the consolidated financial statements:

(a) **Full consolidation method** for subsidiary undertakings;

(b) Equity method for associated undertakings.

The consolidation process was conducted on **two levels,** that is consolidated financial statements were prepared in respect of a sub-consolidation group **CAC LEASING, a. s.** (CAC LEASING, a. s., Allrisk – CAC pojistovaci maklerska, s.r.o., RENAULT LEASING CZ, s.r.o. and CAC LEASING Slovakia, a. s.) which were included in the consolidated financial statements of the Group.

The company CAC LEASING Slovakia, a. s. was accounted for under the equity method of consolidation as part of the above noted sub-consolidation group CAC LEASING, a. s. Additionally, the holdings of 10 percent and 20 percent of the Bank and Komercni banka Bratislava, a. s., respectively, were consolidated directly under the equity method of accounting.

As was the case in prior years, all subsidiary and associated companies, with the exception of Penzijni fond Komercni banky, a. s., were consolidated. In 2001, Penzijni fond Komercni banky, a.s. was excluded from consolidation due to legal restrictions on pension funds regarding the distribution of profits.

In addition, the consolidation group includes CAC LEASING Slovakia, a. s., where the Bank holds 10 percent of the issued share capital, because Komercni banka Bratislava, a. s., and CAC LEASING, a. s. hold equity interests in this entity in addition to the holding of the Bank.

The valuation policies applicable to assets and liabilities in the consolidated balance sheet is based on applicable regulations and is described in **Note 3 in Appendix 4.**

(d) Translation of foreign currencies in the consolidated financial statements

Information about the translation of foreign currencies in the consolidated financial statements can be found at **Note 3 in Appendix 4.**

(e) Information on consolidation rules

Consolidation rules issued by the Bank setting out the procedures to be adopted in the preparation of the Group's consolidated financial statements for the year ended 31 December 2001 were prepared in accordance with regulations issued by the Finance Ministry, ref. no. 282/9 090/1994 of 18 February 1994, as amended, and comprise all prescribed particulars.

(f) Matters preventing comparability of items in the consolidated financial statements between periods, and matters facilitating comparison and presentation of changes in the consolidation group, if deemed material

The consolidated financial statements reflect the financial statements of subsidiaries and associated undertakings which are prepared under three different charts of accounts pursuant to their business activities (for banks, businessmen and insurance companies). Transfer bridges are employed to ensure comparability between the individual types of charts of accounts noted above.

(g) Reasons for changes in shareholders' equity of the consolidation group between two periods

When compared to the year ended 31 December 2000, the consolidated equity of the Group increased by approximately CZK 2,397 million. This was primarily attributable to the level of profits generated by the parent Bank.

(h) Organisational scheme of the Group (refer to Appendix 1) including names, registered offices, ownership percentage and changes from the prior period

The consolidation group is composed of the following entities:

COMPANY	LEVEL OF INFLUENCE	INVESTMENTS IN %	PRINCIPAL OPERATIONS
Komercni banka, a. s. Praha 1 Na Prikope 33 Established: 5/3/1992	Parent company		Banking services in accordance with Sections 1 and 2 of Banking Act 21/92 Coll.
Investicni kapitalova spolecnost KB, a. s. Praha 1 Dlouha 34/713 Established: 27/3/1991	Subsidiary undertaking	100 % Komercni banka, a. s.	Collection of finance for the purpose of its further utilisation in participation in business activities under Act 248/1992 Coll.
Komercni banka Bratislava, a. s. Bratislava Medena 6 Established: 1/6/1995	Subsidiary undertaking	100 % Komercni banka, a. s.	Comprehensive banking services in the Slovak Republic
Komercni pojistovna, a.s. Praha 1 Jindrisska 17/889 Established: 1/9/1995	Subsidiary undertaking	100 % Komercni banka, a. s.	Insurance, reinsurance and protection activities
Komercni Finance B. V. Amsterdam Drentestaete Drentestraat 24 Established: 2/5/1996	Subsidiary undertaking	100 % Komercni banka, a. s.	Issuance of bonds and provision of loans to shareholders
Factoring KB, a. s. Praha 1 Na Porici 36 Established: 4/8/1997	Subsidiary undertaking	100 % Komercni banka, a. s.	Provision of factoring and forfaiting services
Reflexim, a. s. Bolzanova 3/1679 Praha 1 Established: 8/1/2001	Subsidiary undertaking	100 % Komercni banka, a. s.	Support activities (operations)
ASIS, a. s. nam. OSN 1/844 Praha 9 Established: 14/12/2000	Subsidiary undertaking	100 % Komercni banka, a. s.	Support activities (information technology)
MUZO, a. s. Praha 1 Jindrisska 24 Established: 26/10/1990	Subsidiary undertaking (51.2 %)	49.90 % Komercni banka, a. s. 20.86 % Tarpa Securities (Amsterdam) 9.80 % CSOB, a. s 9.80 % GE Capital Bank, a. s. 2.94 % Raiffeisenbank 2.69 % CAC LEASING, a. s. and other shareholders under 2 % investments	Controlling and information systems - training, advisory, data processing, provision of software, lease of machines, equipment, ATMs, etc
A - TRADE, s. r. o. Praha 1 Truhlarska 18/1118 Established: 30/6/1995	Subsidiary undertaking (75 %)	75 % Komercni banka, a.s. 17.9 % ALL IN, a. s. 7.1 % ALL IN REAL ESTATE LEASING, s.r.o.	Purchase of goods for resale, mediation in the area of trade and investments, real estate activity, business, financial, organisation and economic advisory

COMPANY	LEVEL OF INFLUENCE	INVESTMENTS IN %	PRINCIPAL OPERATIONS
CAC LEASING, a. s. Praha 5 Janackovo nabr. 55/140 Established: 27/2/1991	Associated undertaking	50 % Komercni banka, a. s. 35 % Bank Austria Creditanstalt Leasing, GmbH 15 % Bank Austria AG	Finance lease and other types of lease, purchase of goods for resale and sale, organisation and economic advisory, accounting advisory, factoring
Allrisk – CAC pojistovaci makleraka, s.r.o. Praha 5 nam. Kinskych 78/7 Established: 23/11/1998	Subsidiary undertaking	51 % CAC LEASING, a.s. 49 % Allrisk ceska pojistovaci a makleraka, s.r.o.	Agency activities of sales and services, advisory services in trading and services, marketing, market research and evaluation, agency services related to the conclusion of insurance contracts for underwriters with registered offices in the Czech Republic
RENAULT LEASING CZ, s.r.o. Praha 5 Janackovo nabr. 55/140 Established: 1/1/1999	Associated undertaking	50 % CAC LEASING, a. s. 50 % RENAULT CREDIT INTERNATIONAL Banque, a. s., (France)	Lease of industrial goods, purchase of goods for resale and sale, economic advisory, factoring, agency services related to sales and services
CAC LEASING Slovakia, a. s. Bratislava Hurbanovo nam. 1 Established: 31/10/1997	Associated undertaking	40 % CAC LEASING, a. s. 21 % Bank Austria Creditanstalt Leasing (Austria) 20 % Komercni banka Bratislava , a. s. 10 % Komercni banka, a. s. 9 % HVB Bank Slovakia (Slovakia)	Purchase of goods for resale, financial lease and other types of lease, organisation and economic advisory
Vseobecna stavebni sporitelna KB, a. s. Praha 2 Belehradska 128 Established: 9/12/1993	Associated undertaking	50 % BHW Holding, GmbH 40 % Komercni banka, a. s. 10 % Ceska pojistovna, a. s.	Building savings

For principal description of the companies included in the consolidation group refer to **Appendix 2.**

(i) Summary of all fixed asset investments of the Bank included in the Group including names, registered office of the companies and ownership percentage in companies excluded from consolidation (refer to Appendix 3)

(j) Date of the preparation of the financial statements of the companies included in the consolidation group

The audited financial statements of companies included in the consolidated financial statements were prepared as of and for the year ended 31 December 2001.

(k) Plan for the amortisation of 'positive goodwill and negative goodwill'

The Group amortises negative goodwill into extraordinary income in the consolidated profit and loss statement on a straight line basis over five years. The Group does not recognise positive or negative goodwill as of 31 December 2001.

(l) Total loans received collateralised by assets of the companies included in the consolidation group and their description (CZKm)

The Group has no loans received collateralised by assets of the companies included in the consolidation.

(m) Intercompany loans

Komercni banka, a. s.	7 252	subordinated loan
Investicni kapitalova spolecnost KB, a. s.	no loan received	
Komercni banka Bratislava, a. s.	86	short-term loan
Komercni pojistovna, a. s.	no loan received	
Komercni Finance B. V.	no loan received	
Factoring KB, a. s.	47 263	overdraft facility short-term loan
Reflexim, a. s.	no loan received	
ASIS, a. s.	no loan received	
A – TRADE, s. r. o.	no loan received	short-term loan

MUZO, a. s.	**495**	long-term loan
CAC LEASING, a. s.	**890**	overdraft facility
Vseobecna stavebni sporitelna KB, a. s.	**663**	short-term loan
CAC LEASING Slovakia, a. s.	**50**	mid-term loan
Total	**9 746**	

(n) Total remuneration to the members of statutory and supervisory bodies (CZK '000)

	Statutory body	Supervisory body
Komercni banka, a. s.	205 417	29 416
Investicni kapitalova spolecnost KB, a. s.	1 080	416
Komercni banka Bratislava, a. s.	688	141
Komercni pojistovna, a. s.	0	257
Komercni Finance, B. V.	-	-
Factoring KB, a. s.	337	0
Reflexim, a. s.	0	0
ASIS, a. s.	255	0
A – TRADE, s. r. o.	0	0
CAC LEASING, a. s.	600	457
MUZO, a. s.	1 776	984
Vseobecna stavebni sporitelna KB, a. s.	543	482
CAC LEASING Slovakia, a. s.	0	681
Total	**210 696**	**32 834**

The above table shows only the remuneration that does not arise from employment and does not include directors' fees.

(o) Total financial commitments to third parties not reported on the face of the consolidated balance sheet

The Group has no financial commitments to third parties that are not reported on the face of the consolidated balance sheet.

(p) Total advances and loans provided to the members of statutory and supervisory bodies

The Bank granted loans to managers amounting to CZK 3,142 thousand.

Other entities included in the consolidation group provided no advances or loans to the members of their statutory, management or supervisory bodies.

(q) Purchase of Societe Generale's Prague branch

The planned acquisition of the business of Societe Generale's Prague branch and its integration into the Bank will form an integral part of the transformation process. Under this transaction, the Bank will acquire the assets and liabilities of the business and transfer all its clients and staff. The transaction was approved by the Bank's Management Board and Supervisory Board on 11 December 2001 and 14 February 2002, respectively. In December 2001, the Bank's Executive Committee approved the principal conditions and timing of all the processes associated with the purchase of the business. The purchase of the business of Societe Generale's Prague branch must be approved by the Bank's Extraordinary General Meeting which is scheduled to take place on 28 March 2002. The purchase of the business is also subject to the prior consent of the Czech National Bank.

The date of acquisition of the business of Societe Generale's Prague branch is set as of 31 March 2002, at which time all the assets and liabilities specified in the Business Purchase Agreement will be acquired by the Bank and recognised in the Bank's statutory books at fair value. Pursuant to an independent appraisal, the purchase price of the business has been determined to be CZK 1,030 million. The difference between the purchase price and the fair value of the acquired assets and liabilities as of the acquisition date will be recognised as goodwill in the Bank's assets.

Signature of the statutory body:

Alexis Juan — Chairman of the Management Board

Tomas Spurny — Member of the Management Board

On 26 March 2002

Appendix No. 2/1

Fundamental description of companies included in the Group - subsidiary and granddaughter companies of KB

CZK thousand

	Company	KB's influence	Share capital Total	KB's equity interest CZK thousand	KB's equity interest %	Profit (+) Loss (-)	Shareholders' Equity	Total assets	Notes
1.	Komerční banka, a. s.	parent company	19 004 926	-	-	2 623 642	22 639 160	525 287 745	Full consolidation
2.	Investiční kapitálová společnost KB, a. s.	subsidiary	50 000	50 000	100,00	28 711	196 402	241 055	Full consolidation
3.	Komerční banka Bratislava, a. s.	subsidiary	374 030	374 030	100,00	*28 978*	*418 788*	*5 973 810*	Full consolidation
	SKK thousand		*500 000*	*500 000*		*38 738*	*559 832*	*7 985 737*	
4.	Komerční pojišťovna, a. s.	subsidiary	450 000	450 000	100,00	-712 617	-433 464	3 078 931	Full consolidation
5.	Komercni Finance, B. V.	subsidiary	580	580	100,00	762	*1 343*	*7 309 805*	Full consolidation
	NLG thousand		*40*	*40*		53	93	*503 708*	
6.	Factoring KB, a. s.	subsidiary	84 000	84 000	100,00	9 676	108 183	2 197 178	Full consolidation
7.	Reflexim, a. s.	subsidiary	1 000	1 000	100,00	4 297	5 931	41 511	Full consolidation
8.	ASIS, a. s.	subsidiary	1 000	1 000	100,00	6 819	7 969	41 617	Full consolidation
9.	A - TRADE, s. r. o.	subsidiary	280 000	210 000 KB 50 000 ALL IN 20 000 AIREL	75,00 KB 17,9 ALL IN 7,1 AIREL	-14 681	18 035	43 205	Full consolidation
10.	MUZO, a. s.	subsidiary	102 000	50 900 KB 2 748 CAC LEASING	49,90 KB 2,694 CAC LEASING	125 038	406 528	1 079 770	Full consolidation

Appendix No. 2/2

Fundamental description of companies included in the Group - associated companies of KB

CZK thousand

	Company	KB's influence	Share capital			Profit (+) Loss (-)	Shareholders' Equity	Total assets	Notes
			Total	KB's equity instrument					
				CZK thousand	%				
11.	CAC LEASING, a. s.	associate	226 000	113 000	50,00	155 719	636 066	19 690 075	Equity consolidation
11.1.	Allrisk-CAC pojišťovací makléřská makléřská, s. r. o.	subsidiary	1 000	510	51,00 CAC LEASING	15 041	16 451	140 176	Full consolidation
11.2.	RENAULT LEASING CZ, s. r. o.	associate	50 000	25 000	50,00 CAC LEASING	-29 098	4 878	3 066 408	Equity consolidation
11.3.	CAC LEASING Slovakia, a. s.	associate	37 403	14 961 CAC 7 481 KBB 3 740 KB	40 % CAC 20 % KBB 10 % KB	76 621	174 297	6 505 796	Equity consolidation
	SKK thousand		*50 000*	*20 000 CAC 10 000 KBB 5 000 KB*		*102 426*	*232 999*	*8 696 891*	
12.	Všeobecná stavební spořitelna KB, a. s.	associate	500 000	200 000	40,00	206 171	1 311 561	30 982 374	Equity consolidation

Appendix No. 3

Structure of the Financial Group of Komerční banka, a.s. as of 31 December 2001



KOMERČNÍ BANKA, a. s.
Subsidiary, granddaughter companies
Associated and other companies
1 100,00 % ASIS, a. s.
280 KB 75,00 % ALL IN 17,9 % AIREL 7,1 % A-TRADE, s. r. o.
102 KB 49,90 % CAC 2,694 % MUZO, a. s.
1 100,00 % Společnost pro informační databáze, a.s.
44,5 100,00 % ALL IN, a. s., v likvidaci
25 100,00 % AIREL IMMO, s. r. o. (v konkurzu)
0,2 100,00 % ALLA PRIMA, s. r. o., v likvidaci
1 100,00 % ALL IN REAL ESTATE LEASING, s. r. o.
50 100,00 % Investiční kapitálová společnost KB, a. s.
200 100,00 % Penzijní fond Komerční banky, a. s.
500 mil.SKK 100,00 % Komerční banka Bratislava, a. s.
450 100,00 % Komerční pojišťovna, a. s.
40 tis. NLG 100,00 % Komercni Finance, B. V.
84 100,00 % Factoring KB, a. s.
1 100,00 % Reflexim, a. s.
500 40,00 % Všeobecná stavební spořitelna KB, a. s.
226 50,00 % CAC LEASING, a. s.
3,9 100,00 % DLB LEASING, s. r. o.
0,1 100,00 % CAC Leastrade, s. r. o.
1 51,00 % Allrisk-CAC pojišťovací makléřská, s.r.o.
50 50,00 % RENAULT LEASING CZ, s. r. o.
50 mil. SKK CAC 40%, KBB 20%, KB 10% CAC LEASING Slovakia, a. s.
Share capital in CZK mil.
ownership percentage

Notes to the Consolidated Financial Statements
Year ended 31 December 2001

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to the hedged risk, are recorded in the profit and loss account along with the corresponding change in fair value of the hedged asset or liability that is attributable to the specific hedged risk. The ineffective element of the hedge is charged directly to the consolidated profit and loss line '*Net profit/(loss) on financial operations*.'

If the hedge no longer meets the criteria for hedge accounting, an adjustment to the carrying value of a hedged interest-bearing financial instrument is amortised to net profit and loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

Changes in fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to hedged risk, are recognised in the reserve in shareholders' equity. Amounts deferred in equity are transferred to the profit and loss account and classified as revenue or expense in the periods during which the hedged assets and liabilities affect the profit and loss statement. The ineffective element of the hedge is charged directly to the consolidated profit and loss line '*Net profit/(loss) on financial operations*.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as derivatives held for trading with fair value gains and losses reported in income in line '*Net profit/(loss) on financial operations*'.

The fair value of derivative instruments held for trading and hedging purposes is disclosed in Note 38. The effects of adoption of IAS 39 on 1 January 2001 and the movements on the hedging reserve on shareholders' equity are shown in Note 39.

(n) Regulatory requirements

The banks within the Group are subject to the regulatory requirements of the respective national central banks. These regulations include limits and other restrictions pertaining to minimum capital adequacy requirements, classification of loans and off balance sheet commitments and provisioning to cover credit risk, liquidity, interest rate and foreign currency position.

Similarly, other Group companies are subject to regulatory requirements specifically in relation to insurance and collective investment schemes.

(o) Fiduciary activities

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where the Group acts in a fiduciary capacity such as nominee, trustee or agent.

(p) Share capital and treasury stock

Where the Group purchases its own share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own shares are charged or credited to the treasury share account in consolidated equity.

services in the Czech Republic. The Group considers that its products and services arise from one segment of business, that is the provision of banking services.

02 APR -1 AM 8: 1?

Notes to the Consolidated Financial Statements
Year ended 31 December 2001

4 *Net Interest Income*

Net interest income comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Interest income		
- Loans and advances to financial institutions	11,694	12,534
- Loans and advances to customers*	13,714	14,973
- Bonds, treasury bills and other fixed income securities	3,611	2,412
Total interest income	**29,019**	**29,919**
- Amounts owed to financial institutions	(2,647)	(3,049)
- Amounts owed to customers	(9,581)	(10,416)
- Certificated debts	(3,588)	(3,453)
Total interest expense	**(15,816)**	**(16,918)**
Net interest income	**13,203**	**13,001**

* Interest income from loans and advances to customers also includes interest received and accrued from Ceska konsolidacni agentura (the Czech Consolidation Agency, henceforth 'CKA')

Interest income and expense also includes accrued interest income from hedging financial derivatives of CZK 2,673 million (2000: CZK 2,964 million) and accrued interest expense from hedging financial derivatives of CZK 2,329 million (2000: CZK 2,740 million). Net interest income from these derivatives amounts to CZK 344 million (2000: 224 million).

5 *Source of profits and losses*

All income included in operating income was substantially generated from the provision of banking

6 *Net fees and commissions*

Net fees and commissions comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Net fees and commissions		
Net fees and commission income from services and transactions	5,990	4,475
Gain/ (losses) from foreign exchange commissions from clean and documentary payments	1,504	1,629
Gain/ (losses) from commissions from foreign exchange transactions	885	1,161
Total net fees and commissions	**8,379**	7,265

Effective from 1 January 2001, net fees and commissions comprise foreign exchange commissions from clean and documentary payments and client foreign exchange cash conversion transactions as equal to the difference between the purchase/sale rate of foreign currencies determined by the Bank and the official exchange rates as published by the relevant national banks used under the requirements of the relevant accounting legislation in re-translating transactions denominated in foreign currencies. The Group includes foreign exchange commissions in *'Net fees and commissions'* because these revenues represent significant recurring income from payment and exchange transactions effected with the Bank's customers. In the previous periods, foreign exchange gains from clean and documentary payments were shown in *'Net profit/(loss) on financial operations'* and income from exchange was included in *'Other income.'* Comparative figures for the year ended 31 December 2000 have been reclassified to conform with changes in presentation in the year ended 31 December 2001.

7 *Net profit/(loss) on financial operations*

Net profit/(loss) on financial operations comprises:

	Year ended CZKm	Year ended CZKm
Realised and unrealised gains/(losses) on securities	1,064	730
Realised and unrealised gains/(losses) on security derivatives	40	0
Realised and unrealised gains/(losses) on interest rate	(15)	(8)
Realised and unrealised gains/(losses) on trading commodity	2	0
Realised and unrealised gains/(losses) on foreign exchange	430	241
Dividend income on securities held for trading and available for	0	2
Net profit/(loss) on financial operations	1,521	965

The comparative figure in the line *'Realised and unrealised gains/(losses) on foreign exchange financial derivatives, spot foreign exchange transactions and re-translation of foreign currency assets and liabilities*' for the year ended 31 December 2000 has been adjusted to reflect the transfer of income/expense associated with clean and documentary payments to '*Net fees and commissions*' (refer to Note 6 to these financial statements).

'*Realised and unrealised gains/(losses' on securities*' for the year ended 31 December 2001 includes an amount of CZK 567 million representing the net profit on the sale of the Group's shareholding in Ceska pojistovna, a.s. This transaction was completed in December 2001.

'*Realised and unrealised gains/(losses) on securities*' for the year ended 31 December 2000 included one-time gains of CZK 273 million arising from the transfer of distressed corporate debts to Konsolidacni banka's subdidiary, Konpo, which formed part of the restructuring of the Bank's assets as approved by the Government of the Czech Republic in March 2000.

8 *Other income*

Other income comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Other income	2,965	2,827
Exceptional net income	365	157
Total other income	**3,330**	**2,984**

Miscellaneous primarily includes the receipt of underwritten insurance premiums of CZK 1,697 million (2000: CZK 1,107 million), authorisation and maintenance services connected with payment cards system totalling CZK 592 million, fees collected in respect of mutual fund management of CZK 273 million (2000: CZK 276 million), income from the sale of real estate of CZK 139 million (2000: CZK 793 million).

For the year ended 31 December 2001, exceptional net income principally consisted of non-recurring income from the write-off and write back of receivables and payables held in suspense and clearing accounts. A significant proportion of these balances arose as a result of payment transactions at the beginning of the 1990's in connection with the Bank's migration to a new banking system for domestic payments and unsettled amounts that were due to the clean and documentary payment system being effected through a local banking intermediator. For the year ended 31 December 2000, exceptional net income of CZK 157 million was included in administrative expenses.

9 *Administrative expenses*

Administrative expenses comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Wages, salaries and bonuses	4,792	4,129
Social security costs	1,664	1,460
Employees' expenses	6,456	5,589
Other administrative expenses	6,005	6,878
Total administrative expenses	**12,461**	**12,467**
Number of employees at the end of the period	10,995	11,415
Average number of employees during the period	11,525	12,551
Average cost per employee (CZK)	**560,174**	445,303

Social security costs include retirement pension insurance costs paid by the Bank of CZK 45 million (2000: CZK 45 million).

Other administrative expenses comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Deposit insurance	818	1,051
Property maintenance and rent	1,116	1,253
Consulting, information and technical support	1,082	998
Telecommunications and post	418	366
Marketing and representation	408	431
Other	2,163	2,779
Total other administrative expenses	**6,005**	6,878

10 Depreciation and other provisions

Depreciation and other provisions comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Depreciation of tangible and intangible fixed assets	2,255	2,485
Other provisions, net	1,831	848
Total depreciation and other provisions	**4,086**	3,333

Other net provisions principally consist of technical insurance provisions recorded by Komercni pojistovna, a. s. in the amount of CZK 1,414 million (2000: CZK 640 million).

11 Restructuring costs

Restructuring costs comprise:

	Year ended 31 December CZKm	Year ended 31 December CZKm
Redundancy compensation costs	86	320
Impairment charge relating to branch network and termination of leases	1,276	252
Other	393	255
Total restructuring costs	**1,755**	827

The management of the Bank approved a restructuring plan for the Bank in June 2000. The plan was announced in July 2000 and implemented primarily in 2000. During 2001, the Bank continued implementing its restructuring program, the most significant matters being the centralisation and redistribution of certain activities and services to the Bank's specialised subsidiaries (refer to Note 2 to the financial statements).

Costs relating to the restructuring comprise costs of severance and compensation associated with reducing staff numbers, costs of disposal of redundant buildings and early termination of leases and costs reflecting the impairment of under-utilised leasehold improvements on leased premises.

Following the entrance of the new shareholder, the Bank reviewed the location, appearance and positioning of its branch network in the context of its strategic plans for customers and product delivery in the three-year period from 2002 through 2004. This review identified a number of buildings, owned and leased, whose location and appearance is not compatible with such plans. The Bank's intention is to dispose of these premises and vacate the leases as and when the market conditions allow in the medium term. The impairment charge from this review and earlier reviews amounts to CZK 1,276 million and includes expected losses on the sale of premises presently owned by the Bank, the writedown of leasehold improvements on leased premises for which it intends to sell or terminate the rental agreements and the writedown of the carrying amount of prepaid rentals on buildings that will be vacated. Management of the Bank considers such impairment charges as restructuring costs. For further information refer to Note 26.

12 Profit/(loss) attributable to exclusion of companies from consolidation

The Group has excluded ALL IN, a. s. ('ALL IN') from the consolidated results for the year ended 31 December 2001 because the company was put into liquidation on 1 April 2001. The Group excluded from the consolidation ALL IN's wholly owned subsidiary, ALL IN REAL ESTATE LEASING, s. r. o. ('AIREL') and a 25 percent equity investment in A-TRADE, s. r. o. ('A-TRADE') held by ALL IN and AIREL.

These companies were excluded from consolidation in the value of their equity at the date of exclusion. The aggregate impact of these transactions on the Group's profit and loss statement was CZK (17) million. ALL IN is recognized in the financial statements as of 31 December 2001 as an unconsolidated subsidiary at net book value (net of provisions) and AIREL is not recognized at all as this company was not held directly by the Bank but through its subsidiary ALL IN which was excluded from the consolidation.

13 Provisions for loan and investment losses

Provisions for loans and other credit commitments

The movement in the provisions was as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Balance at 1 January	(22,172)	(30,985)
Net provisioning against loan losses	(2,922)	(8,569)
Impact of loans written off and transferred	(902)	17,362
Exchange rate differences attributable to provisions	250	20
Re-allocation of provisions from other assets	(10)	0
Balance at period end	**(25,756)**	(22,172)

During the year ended 31 December 2001, the aggregate balance of provisions increased by CZK 3,584 million compared to the balance at the end of 2000. This increase was principally attributable to the change in the collateral discount methodology implemented in June 2001 and a further review of loan classification and unpaid interest on classified loans at the end of the third quarter of 2001 (See also Note 21).

The balance of provisions as of 31 December 2001 and 2000 comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Provisions for loans to customers	(15,044)	(13,770)
General reserve for loans to customers	(8,848)	(7,026)
Provisions for loans to financial institutions	(13)	(13)
Provisions for guarantees and other credit related commitments	(1,851)	(1,363)
Total	**(25,756)**	(22,172)

Provisions for securities

As of 31 December 2001, the Group recorded provisions for asset backed securities in the amount of CZK 1,970 million (2000: nil). The balance of provisions recorded on the balance sheet was CZK 1,959 million and the provisioning difference is attributable to foreign exchange differences. This portfolio of securities is held as securities available for sale and further information is given in Note 22.

Provisions for investments in subsidiaries and associates

As of 31 December 2001, the Bank records provisions of CZK 40 million (2000: CZK 5 million).

The balance of provisions for investments subsidiaries and associates recognised on the face of the profit and loss statement comprises the following:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Creation of provisions	(40)	(5)
Release of provisions	5	0
Total provision for investments in subsidiaries and associates	**(35)**	(5)

The balance of provisions is as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Balance at 1 January	(5)	0
Creation of provisions	(40)	(5)
Release of provisions	5	0
Balance at 31 December	**(40)**	(5)

14 *Income taxes*

The major components of corporate income tax expense are as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Tax payable – current year	(857)	0
Tax paid - prior year	(17)	(114)
Deferred tax movement	(112)	(7)
Total tax expense	**(986)**	**(121)**

The tax of CZK 17 million paid in the prior year represents an additional tax charge assessed by the tax office pursuant to its tax review in respect of the year ended 31 December 1999.

The corporate tax rate for the year ended 31 December 2001 is 31 percent (2000: 31 percent). The effective tax rate as of 31 December 2001 is 25 percent (2000: zero percent). The tax on the operating profit differs from the theoretical amount that would arise using the basic tax rate of the Bank as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Profit/(loss) before tax (current tax rate)	3,909	(170)
Profit before tax (special tax rate)	39	70
Profit/(loss) before tax	3,948	(100)
Theoretical tax credit calculated at a tax rate of 31% and 15 %, respectively (2000: 31 %)	1,222	(44)
Income not taxable, primarily interest	(4,401)	(7,336)
Expenses not deductible for tax purposes	4,706	8,322
- Provisions for loan losses	1,236	2,561
- Other non-deductible costs	3,470	5,761
Utilisation of tax losses carried forward	(558)	(863)
Unconsolidated tax losses	150	0
Other	16	(80)
Movement on deferred tax	112	7
Tax allowance	(15)	0
Consolidation effect	(302)	36
Income tax expense	930	42
Other tax expense (15 % foreign dividend tax)	3	10
Prior period tax expense	17	0
Witholding tax (15% dividend tax)	36	69
Total income tax expense	**986**	121

The Group's tax liability is calculated based upon the accounting profit/(loss) taking into account tax non-deductible expenses and tax exempt income or income subject to the final tax rate.

The Group's tax liability as of 31 December 2001 was calculated taking into the account the availability and use of its tax losses carried forward from previous accounting periods. At the beginning of July 2001, the tax office allowed the Bank to increase the limit for tax deductible provisions for the year 2000 by CZK 4 billion in excess of the statutory provisioning limit. This gave rise to a tax loss for the year ended 31 December 2000 which was available for utilisation in the year ended 31 December 2001.

Further information about deferred tax is presented in Note 31.

15 Distribution of net profit/ Settlement of net loss

The Group generated a net profit CZK 2,904 million in the accounting period to 31 December 2001. Distribution of net profit for the year ended 31 December 2001 will be approved by the General meetings of the Group companies. The losses made in respect of 2000 have been covered in accordance with decisions of the general meetings of the Group companies.

16 Earnings/(loss) per share

Earnings per share of CZK 76 (2000: a loss of CZK 6 per share) have been calculated by dividing the net profit of CZK 2,904 million (2000: a net loss of CZK 221 million) by the weighted average number of shares in issue, that is 38,009,852 (2000: 37,392,693).

17 Cash and balances with the central bank

Cash and balances with the central bank comprise:

	31 December CZKm	31 December CZKm
Cash and cash equivalents	9,457	8,002
Balances with the central banks	8,667	11,992
Current accounts with other banks	237	893
Total cash and balances with the central bank	**18,361**	**20,887**

Current accounts with other banks of CZK 237 million include nostro accounts maintained with correspondent banks. Given the liquidity of these funds management have included them within the same caption as cash.

Balances with the central banks include:

	31 December 2001 CZKm	31 December 2000 CZKm
Obligatory minimum reserves	6,196	5,167
Deposits repayable on demand	2,471	4,599
Receivable from the transfer of cash	0	2,226
Total	**8,667**	**11,992**

Effective from September 2001, obligatory minimum reserves with the Czech National Bank bore interest at 2 percent per annum. Obligatory minimum reserves with the Slovak National Bank bore interest at 1.5 percent per annum.

18 Amounts due from banks

Balances due from banks comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Loans and advances to banks	3,100	2,230
Advances due from the central banks (repo) transactions)	82,432	71,837
Term placements with other banks	71,390	50,419
Total	156,922	124,486
Specific provisions	(13)	(13)
Total due from banks	**156,909**	**124,473**

Advances due from the central banks are collateralised by treasury bills and other debt securities issued by the national central banks or the Ministry of Finance.

19 Securities held for trading

Securities held for trading comprise:

	31 December 2001 Fair value CZKm	31 December 2001 Cost CZKm	31 December 2000 Fair value CZKm	31 December 2000 Cost CZKm
Shares and participation certificates	168	168	195	173
Fixed income debt securities	1,912	1,908	2,784	2,781
Variable yield debt securities	289	289	1,260	1,260
Treasury bills	1,991	1,990	11,670	11,670
Total debt securities	**4,192**	**4,187**	15,714	15,711
Total securities held for trading	**4,360**	**4,355**	15,909	15,884

The Group's portfolio of securities held for trading includes treasury bills of CZK 1,991 million (2000: CZK 11,670 million) issued by the Czech National Bank.

As of 31 December 2001, the portfolio of securities held for trading includes securities at a fair value of CZK 2,369 million (2000: CZK 4,239 million) that are publicly listed on stock exchanges and securities at a fair value of CZK 1,991 million (2000: CZK 11,670 million) that are not publicly listed.

Shares and participation certifications held for trading at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares and participation certificates		
- Czech crowns	168	200
Total shares and participation certificates held for trading	**168**	200

Shares and participation certificates held for trading at fair value, allocated by issuer, comprise:

Shares and participation certificates held for trading issued by:	31 December 2001 CZKm	31 December 2000 CZKm
- Financial institutions in the Czech Republic	0	10
- Other entities in the Czech Republic	168	190
Total shares and participation certificates held for trading	**168**	200

Debt securities held for trading at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech crowns	289	1,024
- Other currencies	0	236
Total variable yield debt securities	**289**	**1,260**
Fixed income debt securities (including treasury bills)		
- Czech crowns	3,249	13,971
- Other currencies	654	483
Total fixed income debt securities	**3,903**	14,454
Total debt securities held for trading	**4,192**	15,714

Debt securities held for trading at fair value, allocated by issuer, comprise:

Debt securities held for trading issued by:	31 December 2001 CZKm	31 December 2000 CZKm
- State institutions in the Czech Republic	2,703	12,109
- State foreign institutions	654	278
- Financial institutions in the Czech Republic	80	748
- Foreign financial institutions	119	108
- Other entities in the Czech Republic	623	1,237
- Other foreign entities	13	407
Total debt securities held for trading	**4,192**	**15,714**

20 Due from Ceska konsolidacni agentura

Amounts due from Ceska konsolidacni agentura comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Amounts due		
Loans	49,765	51,887
Placements	0	755
Total loans and placements, net	**49,765**	52,642

CKA was formed as the legal successor to Konsolidacni banka Praha, s. p. u. pursuant to Czech Consolidation Agency Act No. 239/2001 Coll., which took effect on 1 September 2001 (the 'Act'). CKA was established as the legal successor of Konsolidacni banka under Section 19 of the Act. Under Section 1 of the Act, the commitments of CKA, as was the case with its legal predecessor Konsolidacni banka (under Section 44a of Banking Act No. 21/1992 Coll.), are guaranteed by the Czech State.

The following table sets out the principal terms and conditions of the loans advanced by the Bank to CKA to refinance the transfers of assets in August 1999 and March 2000 as of 31 December 2001:

Term	Loan dated 31 August 1999	Loan dated 25 March 2000
Maturity	31.8.2004	24.3.2005
Total amounts	12,230 mil. Kc	37,332 mil. Kc
- Czech crowns	12,230 mil. Kc	37,053 mil. Kc
- US dollars	0 mil. Kc	113 mil. Kc
- Euro	0 mil. Kc	166 mil. Kc
Interest rates	Market benchmark rate plus contractual margin	Market benchmark rate plus contractual margin
Interest repayment	Fixed interest rate – annual Variable interest rate - semi-annual	Fixed interest rate – annual Variable interest rate - semi-annual
Principal repayment	Four annual instalments First due 31 August 2001	13 quarterly instalments First due 25 March 2002

The outstanding amount of CZK 203 million is loan advanced to CKA not connected with refinancing of transfer of receivables.

Amounts due from CKA include interest due of CZK 1,618 million (2000: CZK 1,660 million). The aggregate balance of interest for 2001 and 2000 represents accrued interest that is not overdue.

21 Loans and advances to customers

Loans and advances to customers comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Loans and advances to customers	158,709	145,145
Bills of exchange	981	1,357
Forfaits	883	1,685
Total gross loans and advances to customers	**160,573**	148,187
Less provisions for loan losses	(23,892)	(20,796)
Total loans and advances to customers, net	**136,681**	127,391

Of the total forfaits of CZK 883 million (2000: CZK 1,685 million), forfaits issued by foreign debtors amount to CZK 35 million (2000: CZK 13 million).

Loans and advances to customers include interest due of CZK 1,195 million (2000: CZK 1,324 million), of which CZK 960 million (2000: CZK 754 million) relates to overdue interest.

The loan portfolio of the Group as of 31 December 2001 comprises the following breakdown by classification:

	Gross receivable CZKm	Collateral applied CZKm	Ne exposur CZKm
Standard	95,562	42,896	52,666
Watch	26,454	14,179	12,275
Substandard	11,169	8,100	3,069
Doubtful	11,080	5,871	5,209
Loss	16,308	1,701	14,607
Total	**160,573**	**72,747**	**87,826**
General reserve for loan losses			
Total provisions			

	Provisions CZKm	Carrying value CZKm	Provisions * %
Standard	0	95,562	-
Watch	(713)	25,741	6
Substandard	(572)	10,597	19
Doubtful	(1,989)	9,091	38
Loss	(11,770)	4,538	81
Total	**(15,044)**	**145,529**	
General reserve for loan losses	(8,848)	(8,848)	
Total provisions	**(23,892)**	**136,681**	

* Provisioning percentage by category does not conform to the requirement of the Czech National Bank as the 'Collateral' item does not reflect the state guarantee value as described below in this note.

Loans classified as loss in the above table include amounts of CZK 4,934 million (2000: 5,566 million), on which interest is not being accrued.

Set out below is an analysis of types of collateral underlying on balance sheet loans and advances to customers:

	Total client loan collateral 31 December 2001 CZKm	Discounted client loan collateral value 31 December 2001 CZKm	Applied client loan collateral value 31 December 2001 CZKm
Guarantees of state and governmental institutions	10,485	9,039	5,288
Bank guarantee	3,733	2,810	2,387
Guaranteed deposits	1,639	1,637	1,311
Issued debentures in pledge	13,035	13,007	12,995
Pledge of real estate	156,700	45,396	29,567
Pledge of movable assets	10,332	1,054	948
Guarantee by corporate entity	17,475	1,820	1,692
Guarantee by individual (physical entity)	4,821	536	530
Pledge of receivables	17,887	7,331	6,102
Insurance of credit risk	5,043	4,972	4,940
Other	13,656	9,039	6,987
Total nominal value of collateral	**254,806**	**96,641**	**72,747**

	Total client loan collateral 31 December 2000 CZKm	Discounted client loan collateral value 31 December 2000 CZKm	Applied client loan collateral value 31 December 2000 CZKm
Guarantees of state and governmental institutions	8,498	7,873	2,752
Bank guarantee	2,778	2,647	2,423
Guaranteed deposits	1,651	1,651	1,063
Issued debentures in pledge	100	51	3
Pledge of real estate	178,795	72,890	45,944
Pledge of movable assets	6,857	837	658
Guarantee by corporate entity	19,689	10,108	8,454
Guarantee by individual (physical entity)	4,069	3,374	2,812
Pledge of receivables	6,937	5,284	4,418
Insurance of credit risk	6,616	6,616	6,616
Other	13,884	10,049	9,125
Total nominal value of collateral	**250,074**	**121,380**	**84,268**

The pledges on industrial real-estate represent 57 percent of total pledges on real estate (2000: 60 percent).

State guarantee covering losses on the Bank's risk assets

On 29 December 2000, the Bank entered into an agreement with Konsolidacni banka under which Konsolidacni banka will cover losses, up to a maximum amount of CZK 20,000 million, which may be incurred over a three year period, which began on 31 December 2000, on a defined portfolio of classified exposures. This agreement was signed on 29 December 2000 on the basis of the resolution of the Government of the Czech Republic dated 18 December 2000. The guarantee applies to the net book value (defined as principal less specific provision) of assets classified as substandard, doubtful and loss (in accordance with relevant CNB regulations) as of 31 December 2000. This defined portfolio corresponds largely with that portfolio held within the Bank's Debt Recovery Division. The payment under the guarantee agreement is effected through a mechanism whereby the Bank's participation increases as the aggregate loss incurred on the defined portfolio increases. The Bank will retain these assets on its balance sheet and continue to maximise recovery. The difference between the net book value as of 31 December 2000 and the actual amount recovered by December 2003 is covered by the guarantee up to a maximum amount of CZK 20,000 million. In accordance with the agreement this amount will be settled in either cash or Government securities by 30 June 2004.

The table below sets out the structure of the Bank's participation in losses incurred on the guaranteed portfolio:

Final losses (CZKm)	Guarantee paid by Konsolidacni banka	Bank's participation in final losses	Bank's cumulative participation in final losses (CZKm)
0 - 10,000	95%	5%	500
10,000 - 20,000	CZK 9,500 million plus 85% of the amount over CZK 10,000 million	CZK 500 million plus 15% of the amount over CZK 10,000 million	2,000
20,000 - 25,000	CZK 18,000 million plus 40% of the amount over CZK 20,000 million	CZK 2,000 million plus 60% of the amount over CZK 20,000 million	5,000
Over 25,000	CZK 20,000 million	CZK 5,000 million plus 100% of the amount over CZK 25,000 million	-

The Bank is required to report regularly to Konsolidacni banka (now the Czech Consolidation Agency) on the administration of the assets and the expected losses on the guaranteed exposures.

The State Guarantee became effective at the beginning of October 2001 following the decision of the Economic Competition Protection Office, dated 20 September 2001, to cease its proceedings in connection with the guarantee as set out in the Guarantee Agreement between Konsolidacni banka and the Bank dated 29 December 2000 regarding the provision of public support, pursuant to the Public Support Act No. 59/2000 Coll.

Reserves and provisions to cover the Bank's participation in the expected final losses on the guaranteed portfolio

The Bank establishes provisions, on an accrual basis, to cover its participation in the aggregate losses that it estimates will be incurred on the guaranteed portfolio. As of 31 December 2001, the Bank carried within its general reserve an amount of CZK 4,500 million which represents the Bank's present assessment of its participation in the estimated aggregate losses on the guaranteed portfolio (that is, total losses in the amount of approximately CZK 24,500 million). Management of the Bank monitors closely the expected development of the guaranteed portfolio through a series of scenario analyses and assessments of a large number of individual exposures representing a substantial proportion of the nominal value outstanding. The scenarios and assessments employed reflect the uncertainties arising from the absence of benchmark recovery rates when using systematic recovery efforts in the Czech Republic, the weaknesses in the legal framework regarding the enforcement of creditor rights and the intention of management to realise substantially all of the portfolio over a three year time horizon. Based on the facts presently available and given that the Bank has only twelve months experience of realisation of the guaranteed portfolio, management consider it appropriate and prudent to maintain its estimate of the aggregate loss at a level similar to that as of 31 December 2000. Management will continue to monitor developments in the guaranteed portfolio and will revisit its estimates again during 2002.

Reserves for risks and uncertainties inherent in the loan portfolio

As of 31 December 2001, the Group maintains reserves of CZK 8,848 million to cover general risks and uncertainties, which may be present in the loan portfolio as of that date but which cannot be allocated to individual exposures. This reserve also covers an assessment of the Bank's participation in the aggregate losses incurred on the guaranteed risk portfolio covered by the State Guarantee (see above). The breakdown of the reserve for general risks is as follows:

Risk	Reserve CZK '000
Standard loans	3,373
Other general credit risks	5,475
Total	**8,848**

Exchange of non-performing assets transferred to Konpo as part of the restructuring of assets in March 2000

On 29 January 2001, the Bank entered into an agreement with Konpo, a subsidiary of Ceska konsolidacni agentura, under which it agreed to take back certain assets transferred to it under an original agreement dated 25 March 2000. Under this latter agreement the Bank had transferred non-performing assets with a nominal value of CZK 60,000 million. The Bank replaced these assets which did not comply with the parameters of the original agreement with other assets of the quality that did so. The final exchange of assets that had a gross nominal value of CZK 2,958 million took place on 31 May 2001. The transfers were effected at a price representing 60 percent of the gross nominal value of the assets, that is, the same price that was used in transferring the assets in March 2000. The financial impact of this asset transfer on the Bank's profit and loss statement was negative and amounted to CZK 435 million.

Trade finance losses

During 1999, the Group incurred losses relating to loans, letters of credit and guarantees provided to a foreign client of the Bank.

During the year ended 31 December 2001, the loss decreased by CZK 239 million due to exchange rate changes and repayments of part of written off receivables using other available funds to the amount of CZK 7,940 million (2000: CZK 8,179 million). As of 31 December 2001, on balance sheet loans and advances to this client included an amount of CZK 2,993 million (2000: CZK 3,120 million) that was fully provided for. Included within the Bank's off balance sheet receivables from this client are documentary letters of credit of CZK 519 million (2000: CZK 541 million), which are provided for to the value of CZK 422 million (2000: CZK 425 million). In the second quarter of 2001, the Bank used the funds available on the current accounts of the client to decrease the amounts written off by CZK 109 million. This resulted in a decrease of incurred losses arising from these transactions. The provision is shown under Note 30 Accruals, provisions and other liabilities within the line '*Provision for other credit commitments*.' The balance of written off receivables, where recovery efforts continue, that are held in off balance sheet memorandum accounts as of 31 December 2001 was CZK 4,525 million (2000: CZK 4,634 million). The Group is continuing to take actions in all relevant jurisdictions to recover its funds.

22 Securities available for sale

Securities available for sale comprise:

	31 December 2001 Fair value CZKm	31 December 2001 Cost CZKm	31 December 2000 Fair value CZKm	31 December 2000 Cost CZKm
Shares and participation certificates	**4,238**	**4,304**	4,850	5,224
Fixed income debt securities	18,998	19,335	17,170	17,571
Variable yield debt securities	12,013	13,233	7,823	7,823
Total debt securities	**31,011**	**32,568**	**24,993**	**25,394**
Total securities available for sale	**35,249**	**36,872**	**29,843**	**30,618**

As of 31 December 2000, the portfolio of securities available for sale comprised those securities previously classified as 'Investment securities' that the Group decided to allocate to the available-for-sale portfolio as of 1 January 2001 in conformity with the requirements of IAS 39.

As of 31 December 2001, the available-for-sale portfolio includes securities at a fair value of CZK 17,599 million (2000: CZK 17,385 million) that are publicly traded on stock exchanges and securities at a fair value of CZK 17,650 million (2000: CZK 12,458 million) that are not publicly traded.

Shares and participation certificates available for sale at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares and participation certificates		
- Czech Crowns	4,238	4,844
- Other currencies	0	6
Total shares and participation certificates available for sale	**4,238**	4,850

Shares available for sale at fair value, allocated by issuer, comprise:

Shares and participation certificates available for sale issued by:	31 December 2001 CZKm	31 December 2000 CZKm
- Non-banking entities in the Czech Republic	4,238	4,844
- Non-banking foreign entities	0	6
Total shares and participation certificates available for sale	**4,238**	**4,850**

Debt securities available for sale at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech crowns	1,755	6,122
- Other currencies	10,258	1,701
Total variable yield debt securities	**12,013**	**7,823**
Fixed income debt securities		
- Czech crowns	15,586	16,037
- Other currencies	3,412	1,133
Total fixed income debt securities	**18,998**	**17,170**
Total debt securities available for sale	**31,011**	**24,993**

Debt securities available for sale at fair value, allocated by issuer, comprise:

Debt securities available for sale issued by:	31 December 2001 CZKm	31 December 2000 CZKm
- State institutions in the Czech Republic	5,893	4,032
- State foreign institutions	0	69
- Financial institutions in the Czech Republic	4,551	6,160
- Foreign financial institutions	302	437
- Other entities in the Czech Republic	3,771	3,365
- Other foreign entities	16,494	10,930
Total debt securities available for sale	**31,011**	**24,993**

Equity securities

As of 31 December 2001, the Group holds 56 percent of the issued participation certificates of Otevreny podilovy fond Globalni ('Globalni'). Globalni is managed by IKS KB, a. s., the Group's asset management subsidiary, and the Bank acts as a depositary institution. As of 31 December 2001, Globalni's portfolio included 6.75 percent domestic equity securities, 9.23 percent international equities, 4.92 percent participation certificates, 22.46 percent local debt securities, and 26.64 percent foreign debt securities. The remaining portion of the portfolio consists of current receivables, accounts with banks and foreign accounts. As of 31 December 2001, the Group carries its interest in Globalni at fair value of CZK 4,068 million (2000: CZK 4,111 million). The Group does not consolidate this entity because it intends to reduce its holding in the medium term and as market conditions allow, its participation certificates do not carry voting rights and it does not exercise management control other than through the existence of management contracts which are governed by the Investment Companies and Investment Funds Act.

In the last quarter of 2001, the Group sold 9.99 percent of the issued share capital of Ceska pojistovna, a. s., the largest insurance company in the Czech Republic (of which 4.87 percent of the issued share capital was publicly traded). The Bank realised a profit of CZK 567 million from this sale.

In the last quarter of 2001, the Group sold 69.42 percent of the issued share capital of Ceska zbrojovka, a. s., a small arms manufacturer in Czech Republic. The investor was selected pursuant to a tender initiated in June 2001 and was approved by the Bank's Management and Supervisory

Boards. A Share Purchase Agreement was entered into in November 2001 and this transaction was effected in December 2001. The Bank realised a profit of CZK 52 million from this sale.

As of 31 December 2001, the Group holds 77.18 percent (2000: 77.18 percent) of the issued share capital of Vodni stavby, a.s., a large construction company in Czech Republic. The Group acquired the majority of these shares in connection with the liquidation of the company and the recovery of a syndicated facility provided to Vodni stavby, a.s. in prior years. The Group has attributed no fair value to this shareholding as of 31 December 2001. Pursuant to Section 183 b (4) (a) (2) of the Commercial Code, the Bank does not exercise and does not intend to exercise voting rights, which are equivalent to a 57.22 percent shareholding (of the aggregate 77.18 percent shareholding of the Group) shareholding, attached to these shares nor will the Bank pass the voting rights to other parties. The Bank's Management Board has discussed a further course of action in relation to the holding of these shares. Negotiations that were conducted with regard to the sale of the shares and the aggregate loan exposure had not been successful by the close of 2001.

Asset backed securities

In the last quarter of 2000 and the first half of 2001, the Group acquired an unlisted portfolio of USD denominated collateralised bond obligations ('CBO') or asset backed securities ('ABS') issued by a series of special purpose corporations. The total acquisition cost of the portfolio was USD 426 million. The portfolio of asset backed securities has an average credit rating of A2 (Moody's) as of 31 December 2001 and a substantial portion of the securities have ratings issued by other recognised international rating agencies. The securities bear a fixed or floating interest rate based on USD LIBOR.

Pursuant to the requirements of IAS 39 the Group allocated these securities into the available for sale portfolio and the held to maturity portfolio as of 1 January 2001. In December 2001, management of the Group determined that all asset backed securities are to be held in the available for sale category. This transfer was implemented as of 31 December 2001. The decision on the allocation of the securities was made by the Bank's new majority shareholder in connection with the Bank's privatisation reflecting the fact that Societe Generale's global strategy is to carry such securities as available for sale. The transfer of the asset backed securities to the available for sale category had no impact on the profit and loss statement. The Group, from mid-2001, has provisioned for the impairment of the asset backed securities held in both categories on a consistent basis.

The Group established a provision for impairment of CZK 1,959 million as of 31 December 2001 against the asset backed securities, the carrying value of which, net of impairment, is CZK 13,437 million. Management considers that this impairment charge represents its best estimate of the net recoverable value of these assets and reflects changes in market credit conditions in the markets of the underlying assets since the purchase of the portfolio. The Bank used the same approach in establishing the fair value of the credit linked note (see bellow *Other debt securities*).

Other debt securities

Securities issued by foreign financial institutions include a credit linked note (the 'note') with a nominal value of Euro 9.5 million, issued by an internationally recognised bank, which amortises to zero over the ten years to its maturity pursuant to the payment schedule. The note bears interest based on a margin over three month EURIBOR. This note forms part of a credit derivative instrument acquired by the Bank during 2000 under which it sold credit protection to an international financial institution. The maximum exposure of the Group under this agreement is Euro 100 million. The aggregate exposure amortises over the ten year life of the instrument. Off balance sheet instruments of Euro 100 million associated with this transaction (the so called 'credit default swaps') are shown within issued banking payment guarantees. In September and December 2001, the Group received notices of credit events in respect of two reference assets within the contract. The credit quality of other reference assets has also deteriorated. If the aggregate loss exceeds the contracted threshold, the Group will have to pay the amount over the threshold to the issuer. The Group simulated the impact of credit events under a number of scenarios. The Group created provisions for possible losses in respect of this instrument in the amount of CZK 244 million as of 31 December 2001.

The Group holds a portfolio of CZK denominated debt obligations issued by large international corporates through private placements. The carrying value of this portfolio was CZK 3,127 million as of 31 December 2001 (2000: CZK 7,000 million) as a result of the redemption of a one of the investments.

23 Investments held to maturity

Investments held to maturity comprise:

	31 December 2001 Carrying value CZKm	**31 December 2001 Cost CZKm**	31 December 2000 Carrying value CZKm	31 December 2000 Cost CZKm
Fixed income debt securities	1,108	1,107	6,220	6,220
Variable yield debt securities	0	0	5,503	5,503
Treasury bills	345	345	354	354
Total investments held to maturity	**1,453**	**1,452**	12,077	12,077

As of 31 December 2000, the portfolio of investments held to maturity comprised those securities previously classified as investment that the Group decided to allocate to the held-to-maturity portfolio as of 1 January 2001 in conformity with the requirements of in IAS 39. See also Note 22.

As of 31 December 2001, the held-to-maturity portfolio includes securities of CZK 1,108 million (2000: CZK 846 million) that are publicly traded on stock exchanges and securities of CZK 345 million (2000: CZK 11,231 million) that are not publicly traded.

Debt securities held to maturity comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech Crowns	0	3,189
- Other currencies	0	3,385
Total variable yield debt securities	**0**	6,574
Fixed income debt securities		
- Czech Crowns	199	42
- Other currencies	1,254	5,461
Total fixed income debt securities	**1,453**	5,503
Total debt securities held to maturity	**1,453**	12,077

Investments held to maturity, allocated by issuer, comprise:

Debt securities held to maturity issued by:	31 December 2001 CZKm	31 December 2000 CZKm
- State institutions in the Czech Republic	0	3,759
- State foreign institutions	493	514
- Financial institutions in the Czech Republic	199	919
- Other entities in the Czech Republic	0	3,979
- Other foreign entities	761	2,906
Total debt securities held to maturity	**1,453**	12,077

24 Prepayments, accrued income and other assets

Prepayments, accrued income and other assets comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Prepayments and accrued income	2,912	3,252
Settlement balances	347	154
Other receivables from securities trading	3	211
Other assets	3,035	3,823
Total prepayments, accrued income and other assets	**6,297**	7,440

25 Investments in associates and unconsolidated subsidiaries

Investments in subsidiaries and associates comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares in subsidiary undertakings (unconsolidated)	231	230
Shares in associated undertakings	1,493	1,035
Companies with minority interest	0	93
Total investments in associates and unconsolidated companies	**1,724**	1,358

	Group's ownership interest %	30 September 2001 CZKm	30 September 2001 CZKm	31 December 2000 CZKm	31 December 2000 CZKm
Subsidiary companies		**Cost of investment**	**Net book value**	**Cost of investment**	**Net book value**
ALL IN, a. s., v likvidaci	100.00	40	0	0	0
Penzijni fond Komercni banky, a. s.	100.00	230	230	230	230
Spolecnost pro informacni databaze, a. s.	100.00	1	1	0	0
Subsidiary companies total		**271**	**231**	**230**	**230**
Associated undertakings		**Cost of investment**	**Share of net assets**	**Cost of investment**	**Share of net assets**
CAC LEASING GROUP	50.00	123	968	123	326
MUZO, a. s.	-	0	0	61	180
Vseobecna stavebni sporitelna KB, a. s.	40.00	220	525	220	529
Associated undertakings total		**342**	**1,492**	404	1,035
Companies with minority interest		**Cost of investment**	**Net book value**	**Cost of investment**	**Net book value**
Bankovni institut, a. s.	-	0	0	3	3
Ceskomoravska zarucni a rozvojova banka, a. s.	-	0	0	60	60
Burza cennych papiru Praha, a. s.	-	0	0	30	30
Companies with minority interest total		**0**	**0**	93	93
Investments in associates and unconsolidated subsidiaries		**613**	**1,724**	727	1,358

The increase in the carrying value of the Group's investment in CAC Leasing, a.s. Group ("CAC Leasing") reflects the increase in the net assets value of CAC Leasing arising from the first time application of International Accounting standards as of 31 December 2001. The total credit after tax to the profit and loss account for the year ended 31 December 2001 was CZK 649 million. Management estimate that CZK 147 million relates to the year ended 31 December 2001 and the balance of CZK 502 million to prior accounting periods. Prior year figures have not been restated.

26 Tangible and intangible fixed assets, net

The movements during the year ended 31 December 2001 are as follows:

	Intangible fixed assets CZKm	Land CZKm	Buildings CZKm
Cost			
31 December 2000	1,748	387	12,483
Additions	1,049	199	687
Disposals	23	23	80
31 December 2001	2,774	563	13,090
Accumulated depreciation			
31 December 2000	935	0	2,782
Additions - accumulated depreciation	669	0	542
Disposals - accumulated depreciation	23	0	80
Impairment charge	220	0	1,060
31 December 2001	1,801	0	4,304
Net book value			
31 December 2000	813	387	9,701
31 December 2001	973	563	8,786

	Fixtures, fittings and equipment CZKm	Assets under construction CZKm	Total CZKm
Cost			
31 December 2000	8,625	961	24,204
Additions	1,199	1,890	5,024
Disposals	575	2,232	2,933
31 December 2001	9,249	619	26,295
Accumulated depreciation			
31 December 2000	6,509	221	10,448
Additions - accumulated depreciation	1,334	0	2,545
Disposals - accumulated depreciation	575	0	678
Impairment charge	5	(120)	1,164
31 December 2001	7,273	101	13,479
Net book value			
31 December 2000	2,116	740	13,756
31 December 2001	1,976	518	12,815

As of 31 December 2001, the net book value of assets held by the Bank under finance lease agreements was CZK 564 million (2000: CZK 365 million).

Total depreciation charges for the period ended 31 December 2001 are included in line 'Additions - accumulated depreciation' amount to CZK 2,545 million (2000: CZK 2,485 million), from which CZK 2,255 million relates to the depreciation amount charged in 2001 and CZK 290 million relates to the accumulated depreciation of assets of the newly consolidated company MUZO charged in previous years.

The impairment charge and the basis for it are set out in Note 11 'Restructuring costs.' As of 31 December 2001, tangible and intangible fixed assets held as part of the branch network, which the Bank intends to dispose of in the medium term of as and when market and business conditions allow, shown in the table above have a net book value of approximately CZK 2,500 million.

In addition the balance of tangible and intangible fixed assets include other assets which have been previously been identified as not in use, available for sublet or sale with a net book value of CZK 590 million.

Notes to the Consolidated Financial Statements
Year ended 31 December 2001

27 Amounts owed to banks

Amounts owed to banks comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Current accounts	1,046	1,122
Amounts owed to banks	29,872	40,671
Total amounts owed to banks	**30,918**	41,793

28 Amounts owed to customers

Amounts owed to customers, by type of deposit, comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Current accounts	131,474	110,432
Savings accounts	21,386	24,863
Term deposits	118,668	104,811
Deposits from budget of public sector	7,469	7,784
Off-budget deposits of public sector	7,522	5,852
Loans from customers	31,875	25,768
Total amounts owed to customers	**318,394**	279,510

Amounts owed to customers, by type of customer, comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Private companies	113,792	80,747
Other financial institutions	4,257	2,225
Insurance companies	2,699	2,441
Public administration	8,326	14,053
Individuals	118,527	123,524
Non-residents	5,509	828
Deposits – bills of exchange	31,607	25,029
Private entrepreneurs	16,732	14,944
Government agencies	6,665	15,565
Other	10,280	154
Total amounts owed to customers	**318,394**	279,510

29 Certificated debt

Certificated debts comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Bonds	20,433	29,499
Mortgage bonds	7,059	6,600
Total certificated debts	**27,492**	36,099

Publicly tradable mortgage bonds are issued to fund the Group's mortgage activities.

Certificated debts are repayable, according to remaining maturity, as follows:

	31 December 2001 CZKm	31 December 2000 CZKm
In less than one year	9,985	8,936
In one to two years	0	9,947
In two to three years	16,173	0
In three to four years	0	16,116
Five years and thereafter	1,334	1,100
Total certificated debts	**27,492**	36,099

The bonds and medium-term notes detailed above include the following bonds and notes issued by the Group:

Name	Interest rate	Issue date
Bonds of Komercni banka, a. s., CZ0003700429	6M PRIBOR plus 15 basis points (bps)	10 February 1997
Zero coupon bonds of Komercni banka, a. s., 770970000947	Zero coupon (issued with discount for CZK 3,805 million)	8 August 1997
Bonds of Komercni banka, a. s., CZ0003700452	6M PRIBOR plus 10 basis points	29 September 1997
Mortgage bonds of Komercni banka, a. s., CZ0002000110	8.125% (mortgage bonds 2)	13 May 1999
Mortgage bonds of Komercni banka, a. s., CZ0002000102	8.0% (mortgage bonds 1)	15 June 1999
Bonds of Komercni banka, a. s., CZ0003700528	8.0%	10 September 1999
Mortgage bonds of Komercni banka, a. s., CZ0002000151	6M PRIBOR plus 350 basis points (mortgage bonds 3)	15 September 2000
Bonds of Komercni Finance B.V.	7,125	14 May 1996
Total bonds		

Name	Maturity date	31 December 2001 CZKm	31 December 2000 CZKm
Bonds of Komercni banka, a. s., CZ0003700429	10 February 2002	6,124	5,973

Zero coupon bonds of Komercni banka, a. s., 770970000947	8 August 2004	5,581	5,841
Bonds of Komercni banka, a. s., CZ0003700452	29 September 2002	3,861	4,000
Mortgage bonds of Komercni banka, a. s., CZ0002000110	13 May 2004	4,160	4,000
Mortgage bonds of Komercni banka, a. s., CZ0002000102	15 June 2004	1,565	1,500
Bonds of Komercni banka, a. s., CZ0003700528	10 September 2004	4,867	4,775
Mortgage bonds of Komercni banka, a. s., CZ0002000151	15 September 2007	1,334	1,100
Bonds of Komercni Finance B.V.	14 May 2001	0	8,936
Total bonds		27,492	36,099

Six-month PRIBOR was 448 basis points as of 31 December 2001 (2000: 557 basis points).

30 Accruals, provisions and other liabilities

Accruals, provisions and other liabilities comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Settlement balances and outstanding balances	3	350
Payments in clearing	3,208	6,557
Other payables to customers	197	1,766
Other trading payables	529	497
Other liabilities	4,650	5,109
Provisions, accruals and deferred income	2,826	2,928
Provision for other credit commitments	1,851	1,363
Other provisions	3,229	1,567
Total accruals, provisions and other liabilities	**16,493**	**20,137**

As of 31 December 2001, the balance of the provision for other credit commitments was CZK 1,851 million. This covers credit risks associated with issued credit commitments, off balance sheet credit instruments and the estimated participation in the expected losses on the guaranteed portfolio of off balance sheet exposures of the Bank pursuant to the Guarantee Agreement dated 29 December 2000.

Other provisions are composed of the following balances:

	1 January 2001	Additions	Disposals	31 December 2001
Restructuring provision (refer to Note 11)	0	100	4	96
Provisions for contracted commitments	1,567	4,602	3,036	3,133
Total	**1,567**	**4,702**	**3,040**	**3,229**

Provisions for contracted commitments principally comprise life and non-life technical reserves held by the Group's insurance subsidiary in the amount of CZK 2,407 million as at 31 December 2001 (2000 – CZK 1,109 million), the provision for outstanding vacation days, legal disputes and termination of rental agreements and.

31 Deferred income taxes

Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate effective for the following year, that is 31 percent (2000: 31 percent).

The movement on the deferred income tax account is as follows:

	31 December 2001 CZKm	31 December 2000 CZKm
At beginning of period		
- as previously reported	(97)	0
- *effect of adopting IAS 39 (note 39)*	(103)	0
As restated at the beginning of the period	**(200)**	(90)
Change in consolidation (Muzo)	(22)	0
Income statement (charge)/credit		
- unrealised profit on securities	(170)	0
- fixed assets depreciation	32	0
- contractual penalties	(16)	0
- reduction in tax associated with the sale of securities	42	0
	(112)	(7)
Cash flow hedges - equity charge		
- fair value re-measurement	(438)	0
- transfer to net profit	108	0
	(330)	0
At end of period	**(664)**	(97)

The movement in the deferred income tax account comprises the movement in accelerated tax depreciation, unrealised profit on securities and contractual penalties.

Deferred income tax assets and liabilities are attributable to the following items:

	31 December 2001 CZKm	31 December 2000 CZKm
Deferred income tax liabilities		
Accelerated tax depreciation	(83)	(83)
Unrealised profit on securities - equity impact	0	0
Unrealised profit on securities - P/L impact	(170)	0
Revaluation of hedging derivatives	(391)	0
Other temporary differences	(21)	(14)
	(665)	(97)
Deferred income tax assets		
General and specific loan loss provisions	421	2,387
Reserves and provisions for assets	454	0
Other provisions	236	0
Provisions for non-banking receivables	64	0
Tax loss carry forwards	428	240
Unrealised losses on securities	207	292
Fixed assets depreciation	22	0
Other temporary differences	86	268
	1,918	3,078
Net deferred income tax asset before adjustment	1,253	2,981
Adjustment for uncertain realisation of tax asset	(1,917)	(3,078)
Net deferred income tax liability	(664)	(97)

The reduction in the unrecognised deferred tax asset as of 31 December 2001 when compared with the prior year end reflects primarily changes in the treatment of the general reserves held by the Bank as of 31 December 2001 pursuant to the prospective application of amendments to the Act on Reserves. The Act as presently drafted requires that the Bank release these provisions in the accounting periods ending 31 December 2005.

32 *Subordinated debt*

In 1998, Komercni Finance, B. V. (a wholly owned subsidiary of the Bank) issued guaranteed step-up callable notes due 15 May 2008, bearing interest at 9 percent per annum to 15 May 2003 and then interest at a rate per annum equal to the sum of the six-month dollar deposit LIBOR for the relevant payment period plus 5 percent. The notes constitute direct, unsecured, unconditional, subordinated obligations of Komercni Finance, B. V. which are irrevocably, fully and, subject to subordination, unconditionally guaranteed as to principal, premium and interest by the Bank. The notes are redeemable at the option of Komercni Finance, B. V. in whole on any interest payment date on or after 15 May 2003. The nominal value of the subordinated debt is USD 200 million.

33 Share capital

The Bank's share capital, legally registered in the Register of Companies on 11 February 2000, is CZK 19,005 million and consists of 38,009,852 ordinary shares with a nominal value of CZK 500 each (ISIN: CZ0008019106).

In connection with the sale of the State's controlling interest in the Bank held by the National Property Fund of the Czech Republic, Societe Generale S. A., incorporated under French law, having its registered office address at 29, boulevard Haussmann, 75009 Paris, France, acquired a 60.001 percent shareholding in the Bank on 4 October 2001. Societe Generale is a French joint stock company registered in the Register of Companies (Registre du Commerce et Societes) under no. RCS Paris 552 120 222. Societe Generale operates as a licensed bank pursuant to a resolution issued on 4 May 1864 and is subject to the regulatory requirements of the French Companies Act (Loi sur les Societes Commerciales 66-537, 24 July 1966) and the French Banking Act (Loi Bancaire 84-46, 24 January 1984).

34 Analysis of cash and cash equivalents reported in the cash flow statement

	31 December 2001 CZKm	31 December 2000 CZKm	Change in the year CZKm
Cash and balances with central banks	18,124	19,994	(1,870)
Current accounts with other banks	237	893	(656)
Amounts owed to banks	(1,046)	(1,122)	76
Total	**17,315**	19,765	**(2,450)**

35 Commitments and contingent liabilities

Legal disputes

The Group conducted a review of legal proceedings outstanding against it as of 31 December 2001. Pursuant to the review of significant litigation matters in terms of the risk of losses and litigated amounts, the Group has recorded a provision of CZK 75 million for these legal disputes. The Group has also recorded an accrual of CZK 24 million for costs associated with cross-border legal actions brought against a foreign client in connection with losses incurred in the Bank's trade finance area.

The Group has been notified that certain parties against which it is taking legal action may file counterclaims against it. The Group has no information that such claims have yet been filed in any court. The Group will contest any such claims and, taking into consideration the opinion of its internal and external legal counsel, believes that any asserted claims made will not materially affect its financial position. No provision has been made in respect of these matters.

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

Commitments arising from the issuance of guarantees

Commitments from guarantees represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties. These assurances carry the same credit risk as loans and therefore the Bank makes provisions against these instruments on the same basis as is applicable to loans.

Purchase of Societe Generale's Prague branch

Pursuant to the Share Purchase Agreement dated 12 July 2001, the Bank will acquire the business of Societe Generale's Prague branch. It is anticipated that the Bank will complete the acquisition of the business and assets and liabilities of Societe Generale's Prague branch in the first quarter of 2002. For further information refer to Note 45.

Capital commitments

As of 31 December 2001, the Bank had capital commitments of CZK 88 million (2000: CZK 34 million) in respect of current capital investment projects. Management is confident that future net revenues and funding will be sufficient to cover this commitment.

Commitments arising from the issuance of letters of credit

Documentary letters of credit, which are written irrevocable undertakings by the Bank on behalf of a customer (mandatory) authorising a third party (beneficiary) to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under open letters of credit are considerably less than the commitments under issued guarantees, avals or stand-by letters of credit. However, the Bank records provisions against these instruments on the same basis as is applicable to loans.

Commitments to extend credit, undrawn loan commitments, unutilised overdrafts and approved overdraft loans

The primary purpose of commitments to extend credit is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorisations to extend credits in the form of loans, guarantees or stand-by letters of credit. Commitments to extend credit issued by the Bank represent issued loan commitments or guarantees, undrawn portions of and approved overdrafts loans. Commitments to extend credit or guarantees issued by the Bank which are contingent upon customers maintaining specific credit standards (including the condition that a customer's solvency does not deteriorate) are revocable commitments. Irrevocable commitments represent undrawn portions of authorised loans and approved overdraft facilities because they result from contractual terms and conditions in the credit agreements.

Financial commitments and contingencies comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Non-payment guarantees	5,524	4,768
Payment guarantees	5,307	4,731
Letters of credit uncovered	667	895
Stand by letters of credit	781	616
Commitments from guarantees	**12,279**	11,010
Received bills of exchange/acceptances and endorsements of bills of exchange	20	9
Total contingent liabilities	**12,299**	11,019
Committed facilities	15,648	15,789
Undrawn credit commitments	15,773	18,920
Confirmed letters of credit	5	92
Other irrevocable commitments	**31,426**	34,801
Unutilised overdrafts and approved overdraft loans	20,834	17,710
Letters of credit covered	298	345
Total contingent and irrevocable commitments	**64,857**	63,875

The Group provides a variety of credit facilities to its largest clients including Czech entities which are part of international groups and which are State owned. Of the Group's committed facilities and guarantees, CZK 8,971 million is revocable (2000: CZK 7,565 million). All other committed facilities, undrawn credit commitments and unutilised overdrafts are irrevocable and are not subject to further approvals by the Group.

The risk associated with off balance sheet credit commitments and contingent liabilities is assessed similarly as for loans to customers, taking into account the financial position and activities of the entity to which the Group issued the guarantee and taking into account the collateral obtained. As of 31 December 2001, the Group created provisions for these risks amounting to CZK 1,851 million (2000: CZK 1,363 million).

As of 31 December 2001, payment guarantees include an amount of EUR 100 million relating to a credit derivative agreement (see Note 22).

Finance lease commitments

The Group has entered into finance leases in respect of equipment (computers, ATMs and cars), the payments for which extend over a three year period.

Notes to the Consolidated Financial Statements
Year ended 31 December 2001

Assets held under finance leases:

	31 December 2001 including interest CZKm	31 December 2001 excluding interest CZKm	31 December 2000 including interest CZKm	31 December 2000 excluding interest CZKm
Leased assets	1,531	1,353	998	873
Paid instalments	1,067	951	722	644
Amounts due	**464**	**402**	**276**	**229**
Remaining maturity of remaining instalment:				
Up to 1 year	175	149	144	119
1 to 5 years	289	253	132	110
Over 5 years	0	0	0	0
Total	**464**	**402**	**276**	**229**

Taxation

Czech tax legislation and practice has changed significantly in recent years. Many parts of the legislation remain untested and there is uncertainty about the interpretation that tax authorities may apply in a number of areas. Management of the Group has applied revised tax legislation on a prudent basis. Tax positions taken by the Group are subject to examination and could be challenged by tax authorities. As a result there may be uncertainty about the potential impacts, should the interpretation of tax authorities differ from that applied by the Group.

During 2001, the Czech tax authorities undertook detailed reviews of the Bank's tax position, specifically focusing on corporate income taxation for the period 1997 to 1999 and 2000. The findings from these tax reviews had an immaterial impact on the Bank's tax position and have been reflected in the financial statements for the year ended 31 December 2001.

Management considers that the Group is not exposed to any material tax risks and therefore no provision has been made in this respect.

36 Derivative financial instruments

In the normal course of business the Group enters into financial instrument transactions to hedge its liquidity, interest and foreign currency risks. The Group also enters into speculative financial derivative transactions for the purpose of generating profits from short-term fluctuations in market factors. The Group also acts as a principal to derivative transactions with its clients. With regard to special structured deals carried out on behalf of customers, the Group fully eliminates market risks associated with these products by entering into an opposite position with a banking counterparty (back to back transactions). The Group operates a system of market risk and counterparty limits which are designed to restrict exposure to movements in market prices and counterparty concentrations. The Group also monitors adherence to all limits on a daily basis and follows up on any breaches of these limits and takes corrective action to reduce the risk exposure.

The following tables set out notional and fair values of financial derivative instruments categorised as other and hedging (refer to Note 3 (m) to these financial statements).

Financial derivative instruments designated as other:

	31 December 2001 Assets	31 December 2001 Liabilities	31 December 2001 Positive	31 December 2001 Negative
	Notional value CZKm	Notional value CZKm	Fair value CZKm	Fair value CZKm
Interest rate instruments				
Interest rate swaps	60,483	60,483	1,836	1,854
Forward Rate Agreements	135,051	135,051	512	488
Options	4,400	4,400	94	89
Total	**199,934**	**199,934**	**2,442**	**2,431**
Foreign currency instruments				
Currency swaps	83,507	82,883	2,208	1,637
Cross currency swaps	22,279	21,372	993	109
Forwards	4,746	4,673	90	24
Call options	1,231	1,344	28	0
Put options	985	872	0	26
Total	**112,748**	**111,144**	**3,317**	**1,796**
Other instruments				
Credit options	20,506	20,506	0	0
Forwards on debt securities	1,813	1,813	0	1
Total	**22,319**	**22,319**	**0**	**1**
Total	**335,001**	**333,398**	**5,759**	**4,228**

	31 December 2000 Assets	31 December 2000 Liabilities	31 December 2000 Positive	31 December 2000 Negative
	Notional value CZKm	Notional value CZKm	Fair value CZKm	Fair value CZKm
Interest rate instruments				

Interest rate swaps	55,347	55,347	1,573	1,135
Forward Rate Agreements	80,790	80,790	52	49
Options	4,400	4,400	60	55
Total	**140,537**	**140,537**	**1,685**	**1,239**
Foreign currency instruments				
Currency swaps	59,329	59,128	1,453	1,115
Cross currency swaps	638	694	1	159
Forwards	7,695	7,620	143	170
Call options	8,511	8,295	32	22
Put options	0	0	0	0
Total	**76,173**	**75,737**	**1,629**	**1,466**
Other instruments				
Credit options	0	0	0	0
Forwards on debt securities	0	0	0	0
Total	**0**	**0**	**0**	**0**
Total	**216,710**	**216,274**	**3,314**	**2,705**

Financial derivative instruments designated as other at nominal values per remaining maturity:

	Up to 1 year CZKm	1 to 5 years CZKm	Over 5 years CZKm	Total CZKm
Interest rate instruments				
IRS	16,782	29,046	14,655	60,483
FRA	135,051	0	0	135,051
Options	0	400	4,000	4,400
Total	**151,833**	**29,446**	**18,655**	**199,934**
Foreign currency instruments				
Swaps	83,474	33	0	83,507
Cross currency swaps	1,056	21,223	0	22,279
Forwards	4714	32	0	4,746
Call options	1,231	0	0	1,231
Put options	985	0	0	985
Total	**91,460**	**21,288**	**0**	**112,748**
Other instruments				
Credit options	0	20,506	0	20,506
Forwards on debt securities	1,813	0	0	1,813
Total	**1,813**	**20,506**	**0**	**22,319**
Total	**245,106**	**71,240**	**18,655**	**335,001**

Note: The remaining maturity of forward rate agreements (FRA) covers the period to the fixing date when off balance sheet exposures are reversed.

Financial derivative instruments designated as hedging:

	Notional assets 31 December 2001 CZKm	Notional liabilities 31 December 2001 CZKm	Positive fair value 31 December 2001 CZKm	Negative fair value 31 December 2001 CZKm	Notional assets 31 December 2000 CZKm	Notional liabilities 31 December 2000 CZKm
Foreign currency instruments						
Swaps	0	0	0	0	3,881	3,775
Cross currency swaps	0	0	0	0	1,785	1,891
Total	**0**	**0**	**0**	**0**	5,666	5,666
Interest rate instruments						
Interest rate swaps	65,555	65,555	2,033	81	38,287	38,287
FRA	2,800	2,800	27	0	10,200	10,200
Total Interest	**68,355**	**68,355**	**2,060**	**81**	48,487	48,487
Total	**68,355**	**68,355**	**2,060**	**81**	54,153	54,153

Remaining maturity of derivatives designated as hedging:

	Up to 1 year CZKm	1 to 5 years CZKm	Over 5 years CZKm	Total CZKm
Interest rate swaps	14,000	41,555	10,000	65,555
Forward rate agreement	2,800	0	0	2,800
Total	**16,800**	**41,555**	**10,000**	**68,355**

Notes to the Consolidated Financial Statements

Year ended 31 December 2001

The Group treats as hedges only those contracts where it has the ability to demonstrate that all criteria for recognising the transactions as hedges set out in IAS 39 have been met. Further information on hedges is provided in Notes 3 (m) to these financial statements.

The substantial increase in notional values of forward rate agreements (FRA) is primarily due to the Group acting as a market maker in respect for these instruments.

Credit risk of financial derivatives

Credit exposure or replacement cost of financial derivative instruments represents the Group's credit exposure from contracts with a positive fair value, that is, it indicates the estimated maximum potential losses of the Group in the event that counterparties fail to perform their obligations. It is usually a small fraction of the notional amounts of the contracts. The credit exposure of each contract is indicated by the credit equivalent calculated pursuant to generally applicable methodology using the current exposure method and involves the fair market value of the contract (only if positive, otherwise a zero value is taken into account) and a portion of nominal value, which indicates the potential change in fair market value over the term of the contract. The credit equivalent is established depending on the type of contract and its maturity. The Group assesses credit risks of all financial instruments on a daily basis.

As of 31 December 2001, the Group has a potential credit exposure of CZK 10,872 million (2000: CZK 5,947 million) in the event of non-performance by counterparties to its financial derivative instruments. This amount represents the gross replacement cost at market rates as of 31 December 2001 of all outstanding agreements in the event of all counterparties defaulting and does not allow for the effect of netting arrangements.

The Group is selective in its choice of counterparties, sets limits on transactions with its customers and in respect of increased credit exposure or a customer that has no limit for deposit composition and intends to enter into financial derivative transactions. As such, the Group considers that the actual credit risk associated with financial derivatives is substantially lower than the exposure calculated pursuant to credit equivalents.

37 Related Parties

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party on making financial or operational decisions. As of 31 December 2001, the Bank was controlled by Societe Generale which owns 60 percent of its issued share capital.

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and other types of transactions. These transactions were carried out on commercial terms and at market rates.

Amounts due to and from the Group companies

As of 31 December 2001, the Group had loans outstanding of CZK 1,552 million (2000: CZK 1,451 million) to the group associates. The amounts of associated undertakings placed with the Group totalled CZK 88 million (2000: CZK 342 million).

The following table summarises loans issued to associated undertakings and deposits with the Group:

Company	31 December 2001 CZKm	31 December 2000 CZKm
CAC Leasing, a.s.	890	868
Vseobecna stavebni sporitelna KB, a.s.	662	0
MUZO, a. s.	0	583
Total loans	**1,552**	1,451
CAC Leasing, a.s.	6	5
Vseobecna stavebni sporitelna KB, a.s.	82	147
MUZO, a. s.	0	190
Total deposits	**88**	342

Amounts due to and from the Societe Generale Group entities

As of 31 December 2001 the Group recorded amounts due from Societe Generale on CZK - 0.3 million and off balance sheet currency transactions with a notional value of CZK 997 million in assets and CZK 983 million in liabilities.

The Group reported an amount of CZK 158 million owed to Societe Generale's Prague branch arising from interbank deposits and an off balance sheet receivable associated with interest rate instruments with a notional value of CZK 1,703 million.

Amounts due from the related parties of the Group:

	Average contractual maturity	Interest rate	31 December 2001 CZKm	31 December 2000 CZKm
Members of the Supervisory Board	-	7 - 13	0	0
Members of the Management Board	-	6.5 -22.8	3	16
Principal shareholders of the Bank (interest greater than 1%)	-	-	0	675
Total	-	-	3	691

Amounts due from the related parties of the Group include credit cards, current accounts and common customer loans advanced at varying rates of interest.

All amounts due from principal shareholders in 2000 were fully repaid during the year ended 31 December 2001.

Amounts due from the related parties of the Group:

	CZKm
Balance at 1 January 2001	691
Repayments	688
Loans newly granted	0
Balance at 31 December 2001	3

Remuneration and equity compensation scheme of the members of the Management and Supervisory Boards

Remuneration paid to the members of the Management and Supervisory Boards of the Bank during the years was as follows:

	31 December 2001 CZKm	31 December 2000 CZKm
Remuneration to the Management Board *	205	32
Remuneration to the Supervisory Board members **	30	8
Total	**235**	40

* **Remuneration to the Management Board members** includes amounts paid during the year ended 31 December 2001 to the current and former directors of the Bank under mandate and management contracts and the equity compensation scheme.

** **Remuneration to the Supervisory Board members** includes amounts paid during the year ended 31 December 2001 to the current and former members of the Supervisory Board as well as compensation provided under the equity compensation scheme.

Notes to the Consolidated Financial Statements
Year ended 31 December 2001

As of 31 December 2001, the Group recorded a reserve of CZK 8.8 million (2000: CZK 53 million) for an equity compensation program designed for the Management Board, Supervisory Board and selected managers, and an estimated payable of CZK 11.1 million (2000: CZK nil) for Management Board bonuses.

	31 December 2001	31 December 2000
Number of the Management Board members	5	7
Number of the Supervisory Board members	9	12

Equity compensation program

The extended equity compensation program (the 'program'), designed to provide compensation to the members of the Management and Supervisory Boards, was approved by the Annual General Meeting on 31 May 2000. The terms of the program, refined to reflect the requirements of the amended Commercial Code, were approved by the General Meetings held on 28 March 2001 and 20 June 2001.

Under this equity compensation program each of the members of the Management and Supervisory Boards of the Bank have a right to purchase annually a pre-determined number of ordinary shares of the Bank at CZK 500 per share ('call options'). The members of the Boards have a right, but not the obligation, to put these shares on the Bank at a price of CZK 1,000 per share after these shares have been held by Board members for a minimum period ('put options'). The cost of the exercise of these options is borne by the Bank.

The table below summarises the program in terms of the period for acquiring call options over a pre-determined number of shares and the call and put option exercise period:

Period for call options over shares	***Number of shares for call options***		***Option exercise period***	
	Management Board	Supervisory Board	Call options	Put options
05/2000-05/2001	134,000	28,500	05/2000-05/2004	06/2001-05/2004
05/2001-05/2002	134,000	28,500	05/2001-05/2004	06/2002-05/2004
05/2002-05/2003	134,000	28,500	05/2002-05/2004	06/2003-05/2004
05/2003-05/2004	134,000	28,500	05/2003-05/2004	05/2004-05/2005
Total	**536,000**	**114,000**	-	-

* Information relating to the description of the period has been simplified as a result of varied dates of entering into agreements under the program from 31 May 2000 to 12 June 2000 which underlie the start of the period for call options over shares and exercise of the call and put options.

Call and put option agreements were entered into with the members of the Management and Supervisory Boards in November and December 2000.

Exercise of option rights for the year from 1 June 2000 to 31 May 2001

In January 2001, the Bank purchased its ordinary shares in the open market following the exercise of the right to purchase the pre-determined number of shares by each of the members of the Management Board. The members of the Supervisory Board also exercised their rights under the scheme The total number of shares purchased for the Management and Supervisory Board members was 160,220. The cost to the Bank of the exercise of these shares has been charged on an accruals basis to the accounting periods to which it relates as a compensation expense. The aggregate charge to the consolidated profit and loss statement for the year ended 31 December 2001 for all members of both Boards was CZK 37 million (2000: CZK 53 million).

Exercise of option rights for the year from 1 June 2001 to 31 May 2002

The members of the Management Board and the members of Supervisory Board exercised their rights to purchase 155,060 shares as of 31 December 2002. The aggregate charge to the consolidated profit and loss statement for the year ended 31 December 2001 for all members of the Boards and their rights to sell and purchase the shares was CZK 59 million on an accruals basis

Other beneficiaries of equity compensation scheme

Under a pre-existing scheme certain members of middle management of the Bank have rights to purchase annually a pre-determined number of ordinary shares of the Bank. Management estimates that the cumulative rights as of 31 December 2001 amount to approximately 80,000 shares. No provision has been made for the exercise of these rights.

Current status of equity compensation schemes

The Group's management has indicated that its intention is to limit or to terminate a substantial part of outstanding rights of the existing program and to replace it with a new compensation scheme consistent with that operated by the Societe Generale Group.

38 Reconciliation of reserves and profit under Czech accounting principles to IAS

	31 December 2001 CZKm	31 December 2000 CZKm
Reserves under CAS (net of social fund reserve)	4,386	1,902
Add/(deduct):		
Cumulative unrealised gains on trading and available for sale securities, derecognition of purchased own bonds and shares and differences of securities valuation treatment	499	268
Hedging reserve	1,263	0
Cumulative leasing adjustments	(79)	(89)
Revaluation reserve	(56)	0
Equity compensation program reserve	9	53
Treasury shares	(179)	0
Other adjustments	73	26
Deferred tax liability	(550)	0
Credit arising from the application of IAS in respect of associates (see Note 25)	556	0
Reserves under IAS	5,922	2,160

	31 December 2001 CZKm	31 December 2000 CZKm
Consolidated profit for the period under CAS	2,417	(176)
Add/(deduct):		
Unrealised gains on trading and available for sale securities, derecognition of purchased own bonds and shares and differences of securities valuation treatment	101	510
Leasing adjustments	10	(356)
Other adjustments	82	(551)
Difference of derivatives valuation treatment as of 1 January 2001 (on adoption of IAS 39)	(140)	-
Deferred tax liability on recognised unrealised securities gains	(170)	-
Reduction in tax on a portion of gains recognised in equity (adoption IAS 39)	42	-
Reduction in deferred tax liability from the reversal of penalty interest	6	-
Credit arising from the application of IAS in respect of associates (see Note 25)	556	0
Consolidated profit for the period under IAS	2,904	(221)

39 *Movement of hedging reserve in the consolidated statement of changes in shareholders' equity including adoption of IAS 39 as of 1 January 2001*

Available for sale investments

On the adoption of IAS 39 as of 1 January 2001, all investments securities classified as available for sale were remeasured to fair value. The difference between their original carrying value and their fair value as of 1 January 2001 was reported as an adjustment to retained earnings. Gains and losses arising from the change in the fair value of available for sale securities since that date are recognised directly to the profit and loss statement.

	CZKm
Available for sale securities remeasured to fair value	138
Deferred income tax liability	(42)
Adjusted balance as of 1 January 2001	**96**

Hedging reserve - cash flow hedges

On the adoption of IAS 39, certain derivatives were designated as cash flow hedges. The fair values of cash flow hedges are recorded in a separate category of equity in the hedging reserve as shown below:

	CZKm
Cash flow hedge fair value as of 1 January 2001	200
Deferred income tax liability as of 1 January 2001	(61)
Adjusted balance as of 1 January 2001	**139**

Movements in 2001

	CZKm
Gains/losses from changes in fair value	1,407
Deferred income tax	(438)
	969
Transferred to interest income/expense	(344)
Deferred income tax	108
	(236)
Balance as of 31 December 2001	1,263
Deferred income tax	(392)
Balance as at 31 December 2001	**872**

For the period ended 31 December 2001, the Group does not have any positions qualifying as fair value hedges.

40 Estimated fair value of assets and liabilities of the Group

Fair value of financial instruments is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Where available, fair value estimates are made based on quoted market prices. However, no readily available market prices exist for a significant portion of the Group's financial instruments. In circumstances where the quoted market prices are not readily available, the fair value is estimated using discounted cash flow models or other pricing models as appropriate. Changes in underlying assumptions, including discount rates and estimated future cash flows, significantly affect the estimates. Therefore, the calculated fair market estimates cannot be realised in a current sale of the financial instrument.

In estimating the fair value of the Group's financial instruments, the following methods and assumptions were used.

(a) Cash and balances with the central bank

The carrying values of cash and balances with the central bank are generally deemed to approximate their fair value.

(b) Investments held to maturity

Fair values of securities carried in the 'Held to maturity' portfolio are calculated by discounting future cash flows using prevailing market rates.

(c) Due from banks

The estimated fair value of amounts due from banks that mature in 180 days or less approximates their carrying amounts. The fair value of other amounts due from banks is estimated based upon discounted cash flow analyses using interest rates currently offered for investments with similar terms (market rates adjusted to reflect credit risk). The fair value of non-performing amounts due from banks is estimated using a discounted cash flow analysis or the appraised value of the underlying collateral. Provisions are not taken into consideration when calculating fair values.

(d) Loans and advances to customers

The fair value of variable yield loans that regularly reprice, with no significant change in credit risk, generally approximates their carrying value. The fair value of loans at fixed interest rates is estimated using discounted cash flow analyses, based upon interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The fair value of non-performing loans to customers is estimated using a discounted cash flow analysis or the appraised value of the underlying collateral, where available. Loans at fixed interest rates represent only a fraction of the total carrying value and hence the fair value of total loans and advances to customers approximates the carrying values as of the balance sheet date. Provisions are not taken into consideration when calculating fair values.

(e) Amounts owed to banks and customers

The fair value of term deposits payable on demand represents the carrying value of amounts payable on demand as of the balance sheet date. The fair value of term deposits at variable interest rates approximates their carrying values as of the balance sheet date. The fair value of deposits at fixed interest rates is estimated by discounting their future cash flows using rates currently offered for deposits of similar remaining maturities.

(f) Cerfiticated debt

The fair value of certificated debt issued by the Group is based upon quoted market prices. Where no market prices are available, the fair value is equal to an estimate made by the Group.

The following table summarises the carrying values and fair values of those financial assets and liabilities not presented on the Group's consolidated balance sheet at their fair value:

	31 December 2001 Carrying value CZKm	31 December 2001 Fair value CZKm	31 December 2000 Carrying value CZKm	31 December 2000 Fair value CZKm
Financial assets				
Cash and balances with the central bank	18,361	18,361	20,887	20,887
Amounts due from banks	156,909	156,814	124,473	123,442
Loans and advances to customers, including loans to Ceska konsolidacni agentura, net	186,446	188,524	180,033	180,033
Investments held to maturity	1,453	1,527	12,077	12,077
Financial liabilities				
Amounts owed to banks	30,918	30,921	41,793	41,876
Amounts owed to customers	318,394	318,077	279,510	279,485
Certificated debt	27,492	28,488	36,099	36,781

The fair values of securities previously reported in the Group's investment portfolio were determined as equal to market values and therefore the calculation method applicable to investments held to maturity in 2000 is not consistent with the method applied in 2001.

41 Foreign exchange position

The table below provides an analysis of the Group's main currency exposures. The remaining currencies are shown within 'Other currencies.' Whilst the Group monitors its foreign exchange position for compliance with the regulatory requirements of the relevant national central banks established in respect of limits on open positions, the most significant tool for measuring the Group's open foreign currency position involves monitoring the 'value at risk' limit on the foreign exchange exposure of the whole Group. In establishing the 'value at risk' the Group monitors its open foreign currency position in 13 currencies and offsets mutual correlations. The 'value at risk' limit is established such that the Group complies with the regulatory limits of the relevant national central banks without breaching the 'value at risk' limit.

	Czech crowns	EMU currencies	US dollars
	CZKm	CZKm	CZKm
Assets			
Cash and balances with central bank	13,788	3,616	378
Amount due from banks	101,697	24,890	28,133
Loans to Ceska konsolidacni agentura	49,486	166	113
Loans and advances to customers, net	118,800	8,642	7,298
Securities held for trading	3,706	0	0
Securities available for sale	21,579	302	13,368
Prepayments, accrued income and other assets	13,150	226	630
Investments held to maturity	199	132	761
Investments in subsidiaries and associates	1,667	0	0
Tangible and intangible fixed assets	12,733	0	0
Total assets	336,805	37,974	50,681
Liabilities			
Amounts owed to banks	17,549	5,155	6,775
Amounts owed to customers	273,356	27,611	13,984
Certificated debt	27,492	0	0
Accruals, provisions and other liabilities	20,772	695	481
Subordinated debt	0	0	7,335
Shareholders' equity	24,877	1	0
Minority interest	208	0	0
Total liabilities	364,254	33,462	28,575
Net FX position at 31 December 2001	**(27,449)**	**4,512**	**22,106**
Off balance sheet assets*	310,345	20,768	45,520
Off balance sheet liabilities *	280,222	25,872	68,399
Net off balance sheet FX position	**30,123**	**(5,104)**	**(22,879)**
Total net FX position at 31 December 2001	**2,674**	**(592)**	**(773)**
Total assets at 31December 2000	328,100	24,293	50,081
Total liabilities at 31December 2000	342,298	23,293	38,024
Net FX position at 31 December 2000	**(14,198)**	**1,000**	**12,057**
Off balance sheet net FX position at 31 December 2000	**16,040**	**(2,518)**	**(12,363)**
Total net FX position at 31 December 2000	**1,842**	**(1,518)**	**(306)**

	Swiss Francs CZKm	Slovakian crowns CZKm	Other currencies CZKm	Total CZKm
Assets				
Cash and balances with central bank	132	200	247	18,361
Amount due from banks	87	1,462	640	156,909
Loans to Česka konsolidacni agentura	0	0	0	49,765
Loans and advances to customers, net	357	1,283	301	136,681
Securities held for trading	0	654	0	4,360
Securities available for sale	0	0	0	35,249
Prepayments, accrued income and other assets	27	67	16	14,116
Investments held to maturity	0	361	0	1,453
Investments in subsidiaries and associates	0	57	0	1,724
Tangible and intangible fixed assets	0	82	0	12,815
Total assets	603	4,166	1,204	431,433
Liabilities				
Amounts owed to banks	35	1,381	23	30,918
Amounts owed to customers	559	1,946	938	318,394
Certificated debt	0	0	0	27,492
Accruals, provisions and other liabilities	13	106	92	22,159
Subordinated debt	0	0	0	7,335
Shareholders' equity	0	49	0	24,927
Minority interest	0	0	0	208
Total liabilities	607	3,482	1,053	431,433
Net FX position at 31 December 2001	(4)	684	151	0
Off balance sheet assets*	68	1,265	1,465	379,432
Off balance sheet liabilities *	77	1,636	1,624	377,830
Net off balance sheet FX position	(10)	(370)	(159)	1,602
Total net FX position at 31 December 2001	(14)	314	(8)	1,602
Total assets at 31December 2000	1,030	3,977	1,609	409,090
Total liabilities at 31December 2000	583	3,586	1,306	409,090
Net FX position at 31 December 2000	447	391	303	0
Off balance sheet net FX position at 31 December 2000	(566)	0	(405)	188
Total net FX position at 31 December 2000	(119)	391	(102)	188

*) *Off balance assets and liabilities include amounts receivable and payables arising from spot and forward transactions.*

42 Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument, therefore, indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Group's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. It is the policy of the Board to manage the exposure to fluctuations in net interest income arising from changes in interest rates by the degree of repricing mismatch in the balance sheet. Those assets and liabilities that do not have contractual maturity date or are not interest-bearing are grouped in 'maturity undefined' category.

Notes to the Consolidated Financial Statements
Year ended 31 December 2001

Assets	Up to 3 months CZKm	3 months to 1 year CZKm	1 year to 5 years CZKm
Cash and balances with the central bank	8,920	0	0
Amount due from banks	150,402	5,791	623
Loans to Ceska konsolidacni agentura	23,009	9,569	17,187
Loans and advances to customers, net	77,122	25,076	27,666
Securities held for trading	1,198	1,181	1,201
Securities available for sale	12,084	1,912	7,907
Prepayments, accrued income and other assets	1,490	203	12
Investments held to maturity	398	391	647
Investments in subsidiaries and associates	0	0	0
Tangible and intangible fixed assets	0	0	0
Total assets	**274,623**	**44,123**	**55,243**
Liabilities			
Amounts owed to banks	21,028	6,857	402
Amounts owed to customers	169,965	4,295	987
Certificated debt	8,630	65	17,646
Accruals, provisions and other liabilities	3,710	1,271	4
Subordinated debt	0	0	7,335
Minority interest	0	0	0
Total liabilities	**203,333**	**12,488**	**26,374**
On balance sheet interest rate sensitivity gap at 31 December 2001	**71,290**	**31,635**	**28,869**
Off balance sheet interest rate assets	43,339	69,797	90,351
Off balance sheet interest rate liabilities	78,285	87,185	47,893
Net off balance sheet interest rate sensitivity gap at 31 December 2001	**(34,946)**	**(17,388)**	**42,458**
Cumulative interest rate sensitivity gap at 31 December 2001	**36,344**	**50,591**	**121,918**
Total assets at 31 December 2000	232,784	44,063	66,184
Total liabilities at 31 December 2000	187,617	28,735	24,899
Net on balance sheet interest rate sensitivity gap at 31 December 2000	**45,167**	**15,328**	**41,285**
Net off balance sheet interest rate sensitivity gap at 31 December 2000	**(15,610)**	**(8,697)**	**24,965**
Interest rate sensitivity gap at 31 December 2000	**29,557**	**6,631**	**66,250**
Cumulative interest rate sensitivity gap at 31 December 2000	**29,557**	**36,188**	**102,438**

Assets	Over 5 years CZKm	Maturity undefined CZKm	Total CZKm
Cash and balances with the central bank	0	9,441	18,361
Amount due from banks	0	93	156,909
Loans to Ceska konsolidacni agentura	0	0	49,765
Loans and advances to customers, net	3,098	3,719	136,681
Securities held for trading	523	257	4,360
Securities available for sale	9,961	3,385	35,249
Prepayments, accrued income and other assets	7	12,404	14,116
Investments held to maturity	17	0	1,453
Investments in subsidiaries and associates	0	1,724	1,724
Tangible and intangible fixed assets	0	12,815	12,815
Total assets	**13,606**	**43,838**	**431,433**
Liabilities			
Amounts owed to banks	133	2,498	30,918

Amounts owed to customers	131	143,016	318,394
Certificated debt	0	1,151	27,492
Accruals, provisions and other liabilities	0	17,174	22,159
Subordinated debt	0	0	7,335
Minority interest	0	208	208
Total liabilities	**264**	**188,974**	**431,433**
On balance sheet interest rate sensitivity gap at 31 December 2001	**13,342**	**(145,136)**	**0**
Off balance sheet interest rate assets	15,265	0	218,752
Off balance sheet interest rate liabilities	5,389	0	218,752
Net off balance sheet interest rate sensitivity gap at 31 December 2001	**9,876**	**0**	**0**
Cumulative interest rate sensitivity gap at 31 December 2001	**145,136**	**0**	**0**
Total assets at 31 December 2000	19,026	47,033	409,090
Total liabilities at 31 December 2000	810	145,864	387,925
Net on balance sheet interest rate sensitivity gap at 31 December 2000	**18,216**	**(98,831)**	**21,165**
Net off balance sheet interest rate sensitivity gap at 31 December 2000	**(798)**	**140**	**0**
Interest rate sensitivity gap at 31 December 2000	**17,418**	**(98,691)**	**21,165**
Cumulative interest rate sensitivity gap at 31 December 2000	**119,856**	**21,165**	**x**

43 Average interest rates as of 31 December 2001

Assets	CZK	USD	EUR
Cash and balances with the CNB	2.39%	0.00%	0.00%
Treasury bills and other bills eligible for refinancing	4.82%	0.00%	0.00%
Amounts due from banks	5.21%	1.87%	3.38%
Loans and advances to customers	7.75%	4.92%	6.33%
Interest earning securities	7.62%	6.38%	6.53%
Total assets	**6.17%**	**3.73%**	**4.17%**
Total interest earning assets	**6.84%**	**3.77%**	**4.19%**
Liabilities			
Loans from the CNB	0.00%	0.00%	8.23%
Amounts owed to banks	4.95%	3.86%	4.07%
Amounts owed to customers	2.47%	1.01%	1.57%
Certificated debt	7.95%	0.00%	0.00%
Subordinated debt	0.00%	9.13%	0.00%
Total liabilities	**2.63%**	**3.71%**	**1.95%**
Total interest bearing liabilities	**3.10%**	**3.86%**	**2.04%**

The above table sets out the average interest rates for December 2001 calculated as a weighted average for each asset and liability category.

44 Liquidity risk

Liquidity risk is a measure of the extent to which the Group may be required to raise funds to meet its commitments associated with financial instruments. The Group maintains its liquidity profiles in accordance with regulations laid down by the Czech National Bank and other national regulatory authorities. The table below provides an analysis of assets, liabilities and shareholders' equity into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment schedules allow for early repayment possibilities. Those assets and liabilities that do not have a contractual maturity date are grouped together in the 'maturity undefined' category.

The Group is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loan draw downs, guarantees and from margin and other calls on cash settled derivatives. The Group does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Group sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of interbank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

Notes to the Consolidated Financial Statements

Year ended 31 December 2001

Assets (CZKm)	On demand	Up to 3 months	3 months to 1 year	1 year to 5 years
Cash and balances with central banks	12,165	95	0	0
Amounts due from banks	27	150,372	5,541	969
Loans to Ceska konsolidacni agentura	0	0	3,795	45,970
Loans and advances to customers, net	1,927	34,735	34,109	42,970
Securities held for trading	0	844	1,527	1,285
Securities available for sale	0	1,401	1,278	9,273
Prepayments, accrued income and other assets	0	2,087	643	24
Investments held to maturity	0	352	863	221
Investments in subsidiaries and associates	0	0	0	0
Tangible and intangible fixed assets	0	0	0	0
Total assets	14,119	189,886	47,756	100,712
Liabilities				
Amounts owed to banks	3,543	12,697	6,233	3,837
Amounts owed to customers	143,795	143,865	23,276	7,303
Certificated debt	1	5,907	3,776	16,458
Accruals, provisions and other liabilities	0	1,634	169	41
Subordinated debt	0	0	0	0
Minority interest	0	0	0	0
Shareholders' equity	0	0	0	0
Total liabilities	147,339	164,103	33,454	27,639
On balance sheet net liquidity gap at 31 December 2001	(133,220)	25,783	14,302	73,073
Off balance sheet assets*	16,592	148,056	58,458	119,581
Off balance sheet liabilities*	130,831	138,436	43,059	35,069
Off balance sheet net liquidity gap at 31 December 2001	(114,239)	9,620	15,399	84,512
Cumulative on and off balance sheet liquidity gap at 31 December 2001	(247,459)	(212,056)	(182,355)	(24,770)
Total assets at 31 December 2000	16,755	152,378	59,271	119,875
Total liabilities at 31 December 2000	131,105	142,617	43,515	34,867
On balance sheet net liquidity gap at 31 December 2000	(114,350)	9,761	15,756	85,008
Off balance sheet net liquidity gap at 31 December 2000	194	1,345	17,036	6,098
Cumulative on and off balance sheet liquidity gap at 31 December 2000	(114,156)	(103,050)	(70,258)	20,848

Assets (CZKm)	Over 5 years	Maturity undefined	Total
Cash and balances with central banks	0	6,101	18,361
Amounts due from banks	0	0	156,909
Loans to Ceska konsolidacni agentura	0	0	49,765
Loans and advances to customers, net	22,940	0	136,681
Securities held for trading	536	168	4,360
Securities available for sale	19,060	4,237	35,249
Prepayments, accrued income and other assets	8	11,354	14,116
Investments held to maturity	16	1	1,453
Investments in subsidiaries and associates	0	1,724	1,724
Tangible and intangible fixed assets	0	12,815	12,815
Total assets	42,560	36,400	431,433
Liabilities			
Amounts owed to banks	4,608	0	30,918
Amounts owed to customers	155	0	318,394
Certificated debt	1,350	0	27,492
Accruals, provisions and other liabilities	0	20,315	22,159
Subordinated debt	7,335	0	7,335

Notes to the Consolidated Financial Statements

Year ended 31 December 2001

Minority Interest	0	208	208
Shareholders' equity	0	24,927	24,927
Total liabilities	13,448	45,450	431,433
On balance sheet net liquidity gap at 31 December 2001	29,112	(9,050)	0
Off balance sheet assets*	27,549	31,969	402,205
Off balance sheet liabilities*	14,611	40,199	402,205
Off balance sheet net liquidity gap at 31 December 2001	12,938	(8,230)	0
Cumulative on and off balance sheet liquidity gap at 31 December 2001	17,280	0	
Total assets at 31 December 2000	27,799	33,012	409,090
Total liabilities at 31 December 2000	14,595	42,391	409,090
On balance sheet net liquidity gap at 31 December 2000	13,204	(9,379)	0
Off balance sheet net liquidity gap at 31 December 2000	15,652	(76,306)	(35,981)
Cumulative on and off balance sheet liquidity gap at 31 December 2000	49,704	(35,981)	x

*) *Off balance assets and liabilities include amounts receivable and payables arising from FX spot, forward and option contracts and receivables and payables under guarantees, letters of credit and committed facilities.*

45 Assets under management

As of 31 December 2001, the Group managed client assets in the amount of CZK 33,242 million, of which the assets of Penzijni Fond Komercni banky, a. s. amounted to CZK 7,260 million.

46 Purchase of Societe Generale's Prague branch

The planned acquisition of the business of Societe Generale's Prague branch and its integration into the Bank will form an integral part of the transformation process. Under this transaction, the Bank will acquire the assets and liabilities of the business and transfer all its clients and staff (also refer to Note 2). The transaction was approved by the Bank's Management Board and Supervisory Board on 11 December 2001 and 14 February 2002, respectively. In December 2001, the Bank's Executive Committee approved the principal conditions and timing of all the processes associated with the purchase of the business. The purchase of the business of Societe Generale's Prague branch must be approved by the Bank's Extraordinary General Meeting which is scheduled to take place on 28 March 2002. The purchase of the business is also subject to the prior consent of the Czech National Bank.

The date of acquisition of the business of Societe Generale's Prague branch is set as of 31 March 2002, at which time all the assets and liabilities specified in the Business Purchase Agreement will be acquired by the Bank and recognised in the Bank's statutory books at fair value. Pursuant to an independent appraisal, the purchase price of the business has been determined to be CZK 1,030 million. The difference between the purchase price and the fair value of the acquired assets and liabilities as of the acquisition date will be recognised as goodwill in the Bank's assets.

As of 31 December 2001, Societe Generale's Prague branch recorded assets of CZK 22,208 million.

Commitments arising from the issuance of guarantees

Commitments from guarantees represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties. These assurances carry the same credit risk as loans and therefore the Bank makes provisions against these instruments on the same basis as is applicable to loans.

Purchase of Societe Generale's Prague branch

Pursuant to the Share Purchase Agreement dated 12 July 2001, the Bank will acquire the business of Societe Generale's Prague branch. It is anticipated that the Bank will complete the acquisition of the business and assets and liabilities of Societe Generale's Prague branch in the first quarter of 2002. For further information refer to Note 45.

Capital commitments

As of 31 December 2001, the Bank had capital commitments of CZK 88 million (2000: CZK 34 million) in respect of current capital investment projects. Management is confident that future net revenues and funding will be sufficient to cover this commitment.

Commitments arising from the issuance of letters of credit

Documentary letters of credit, which are written irrevocable undertakings by the Bank on behalf of a customer (mandatory) authorising a third party (beneficiary) to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under open letters of credit are considerably less than the commitments under issued guarantees, avals or stand-by letters of credit. However, the Bank records provisions against these instruments on the same basis as is applicable to loans.

Commitments to extend credit, undrawn loan commitments, unutilised overdrafts and approved overdraft loans

The primary purpose of commitments to extend credit is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorisations to extend credits in the form of loans, guarantees or stand-by letters of credit. Commitments to extend credit issued by the Bank represent issued loan commitments or guarantees, undrawn portions of and approved overdrafts loans. Commitments to extend credit or guarantees issued by the Bank which are contingent upon customers maintaining specific credit standards (including the condition that a customer's solvency does not deteriorate) are revocable commitments. Irrevocable commitments represent undrawn portions of authorised loans and approved overdraft facilities because they result from contractual terms and conditions in the credit agreements.

Financial commitments and contingencies comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Non-payment guarantees	5,523	4,768
Payment guarantees	12,547	21,734
Letters of credit uncovered	667	884
Stand by letters of credit	781	616
Commitments from guarantees	**19,519**	28,003
Received bills of exchange/acceptances and endorsements of bills of exchange	20	5
Total contingent liabilities	**19,539**	28,007
Committed facilities	15,648	15,788
Undrawn credit commitments	15,767	18,915
Confirmed letters of credit	5	92
Other irrevocable commitments	**31,420**	34,795
Unutilised overdrafts and approved overdraft loans	20,856	17,667
Letters of credit covered	298	332
Total contingent and irrevocable commitments	**72,112**	80,801

The Bank provides a variety of credit facilities to its largest clients including Czech entities which are part of international groups and which are State owned. Of the Bank's committed facilities and guarantees, CZK 8,971 million is revocable (2000: CZK 7,565 million). All other committed facilities, undrawn credit commitments and unutilised overdrafts are irrevocable and are not subject to further approvals by the Bank.

The risk associated with off balance sheet credit commitments and contingent liabilities is assessed similarly as for loans to customers, taking into account the financial position and activities of the entity to which the Bank issued the guarantee and taking into account the collateral obtained. As of 31 December 2001, the Bank created provisions for these risks amounting to CZK 1,852 million (2000: CZK 1,361 million).

As of 31 December 2001, payment guarantees include guarantees provided to Komercni Finance B. V. in the amount of CZK 7,252 million (2000: CZK 17,016 million) in connection with the issued subordinated debt.

As of 31 December 2001, payment guarantees include an amount of EUR 100 million relating to a credit derivative agreement (see Note 21).

Finance lease commitments

The Bank has entered into finance leases in respect of equipment (computers, ATMs and cars), the payments for which extend over a three year period. The finance lease agreements are entered into with CAC LEASING, a. s. The future commitments are included in the unconsolidated balance sheet in '*Other liabilities.*'

Assets held under finance leases:

	31 December 2001 including interest CZKm	31 December 2001 excluding interest CZKm	31 December 2000 including interest CZKm	31 December 2000 excluding interest CZKm
Leased assets	1,473	1,306	998	873
Paid instalments	1,057	943	722	644
Amounts due	**416**	**363**	276	229
Remaining maturity of remaining instalment:				
Up to 1 year	164	140	144	119
1 to 5 years	252	223	132	110
Over 5 years	0	0	0	0
Total	**416**	**363**	276	229

Taxation

Czech tax legislation and practice has changed significantly in recent years. Many parts of the legislation remain untested and there is uncertainty about the interpretation that tax authorities may apply in a number of areas. Management of the Bank has applied revised tax legislation on a prudent basis. Tax positions taken by the Bank are subject to examination and could be challenged by tax authorities. As a result there may be uncertainty about the potential impacts, should the interpretation of tax authorities differ from that applied by the Bank.

During 2001, the Czech tax authorities undertook detailed reviews of the Bank's tax position, specifically focusing on corporate income taxation for the period 1997 to 1999 and 2000. The findings from these tax reviews had an immaterial impact on the Bank's tax position and have been reflected in the financial statements for the year ended 31 December 2001.

Management of the Bank considers that the Bank is not exposed to any material tax risks and therefore no provision has been made in this respect.

4 *Net interest income*

Net interest income comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Interest income		
- Loans and advances to financial institutions	11,790	12,705
- Loans and advances to customers*	13,498	14,783
- Bonds, treasury bills and other fixed income securities	2,859	1,608
Total interest income	**28,147**	29, 096
Interest expense		
- Amounts owed to financial institutions	(3,492)	(4,386)
- Amounts owed to customers	(9,502)	(10,341)
- Certificated debts	(2,164)	(2,082)
Total interest expense	**(15,158)**	(16,809)
Net interest income	**12,989**	12,287

** Interest income from loans and advances to customers also includes interest received and accrued from Ceska konsolidacni agentura (the Czech Consolidation Agency, henceforth 'CKA').*

Interest income and expense also includes accrued interest income from hedging financial derivatives of CZK 2,673 million (2000: CZK 2,964 million) and accrued interest expense from hedging financial derivatives of CZK 2,326 million (2000: CZK 2,737 million). Net interest income from these derivatives amounts to CZK 347 million (2000: 227 million).

5 *Source of profits and losses*

All income included in operating income was substantially generated from the provision of banking services in the Czech Republic. The Bank considers that its products and services arise from one segment of business, that is the provision of banking services.

6 *Net fees and commissions*

Net fees and commissions comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Net fees and commissions		
Net fees and commission income from services and Transactions	6,034	4,422
Gain/ (losses) from foreign exchange commissions from clean and documentary payments	1,478	1,600
Gain/ (losses) from commissions from foreign exchange transactions	882	1,159
Total net fees and commissions	**8,394**	7,181

Effective from 1 January 2001, net fees and commissions comprise foreign exchange commissions from clean and documentary payments and client cash exchange and conversion transactions as equal to the difference between the purchase/sale rate of foreign currencies determined by the Bank and the official exchange rates as promulgated by the Czech National Bank used under the requirements of the Accounting Act in re-translating transactions denominated in foreign currencies. The Bank includes foreign exchange commissions in *'Net fees and commissions'* because these revenues represent significant recurring income from payment and exchange transactions effected with the Bank's customers. In the previous periods, foreign exchange gains from clean and documentary payments were shown in *'Net profit/(loss) on financial operations'* and income from exchange was included in *'Other income.'* Comparative figures for the year ended 31 December 2000 have been reclassified to conform with changes in presentation in the year ended 31 December 2001.

7 *Net profit/(loss) on financial operations*

Net profit/(loss) on financial operations comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Realised and unrealised gains/(losses) on securities	1,016	1,279
Realised and unrealised gains/(losses) on security derivatives	40	0
Realised and unrealised gains/(losses) on interest rate and credit derivatives	54	(8)
Realised and unrealised gains/(losses) on trading commodity derivatives	2	0
Realised and unrealised gains/(losses) on foreign exchange financial derivatives, spot foreign exchange transactions and re-translation of foreign currency assets and liabilities	439	270
Dividend income on securities held for trading and available for sale	0	2
Net profit/(loss) on financial operations	**1,551**	1,543

The comparative figure in the line '*Realised and unrealised gains/(losses) on foreign exchange financial derivatives, spot foreign exchange transactions and re-translation of foreign currency assets and liabilities*' for the year ended 31 December 2000 has been adjusted to reflect the transfer of income/expense associated with clean and documentary payments to '*Net fees and commissions*' (refer to Note 6 to these financial statements).

'*Realised and unrealised gains/(losses' on securities*' for the year ended 31 December 2001 includes an amount of CZK 567 million representing the net profit on the sale of the Bank's shareholding in Ceska pojistovna, a.s. This transaction was completed in December 2001.

'*Realised and unrealised gains/(losses) on securities*' for the year ended 31 December 2000 included one-time gains of CZK 273 million arising from the transfer of distressed corporate debts to Konsolidacni banka's subdidiary, Konpo, which formed part of the restructuring of the Bank's assets as approved by the Government of the Czech Republic in March 2000.

8 *Other income*

Other income comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Dividend receipts from subsidiaries and associates	222	452
Other income	290	185
Exceptional net income	363	157
Total other income	**875**	794

Prior year figures have been reclassified to reflect the reporting of provisions for impairment of investments in subsidiaries and associates in the amount of CZK 233 million and net gains on the sale of fixed asset investments of CZK 85 million within '*Provisions for loan and investment losses*' in respect of both accounting periods.

For the year ended 31 December 2001, exceptional net income principally consisted of non-recurring income from the write-off and write back of receivables and payables held in suspense and clearing accounts. A significant proportion of these balances arose as a result of payment transactions at the beginning of the 1990's in connection with the Bank's migration to a new banking system for domestic payments and unsettled amounts that were due to the clean and documentary payment system being effected through a local banking intermediator. For the year ended 31 December 2000, exceptional net income of CZK 157 million was included in administrative expenses.

9 *Administrative expenses*

Administrative expenses comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Wages, salaries and bonuses	4,380	3,869
Social security costs	1,506	1,388
Employees' expenses	5,886	5,257
Other administrative expenses	5,068	5,283
Total administrative expenses	**10,954**	10,540
Number of employees at the end of the period	9,299	10,703
Average number of employees during the period	9,873	11,865
Average cost per employee (CZK)	**596,171**	443,068

Social security costs include retirement pension insurance costs paid by the Bank of CZK 39 million (2000: CZK 43 million).

Other administrative expenses comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Deposit insurance	817	1,048
Property maintenance and rent	1,199	1,190
Consulting, information and technical support	1,094	985
Telecommunications and post	346	322
Marketing and representation	330	344
Other	1,282	1,394
Total other administrative expenses	**5,068**	**5,283**

10 Depreciation and other provisions

Depreciation and other provisions comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Depreciation of tangible and intangible fixed assets	2,066	2,423
Other provisions, net	290	(7)
Total depreciation and other provisions	**2,356**	2,416

11 Restructuring costs

Restructuring costs comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Redundancy compensation costs	86	320
Impairment charge relating to branch network and termination of leases	1,276	252
Other	393	255
Total restructuring costs	**1,755**	827

The management of the Bank approved a restructuring plan for the Bank in June 2000. The plan was announced in July 2000 and implemented primarily in 2000. During 2001, the Bank continued implementing its restructuring program, the most significant matters being the centralisation and redistribution of certain activities and services to the Bank's specialised subsidiaries (refer to Note 2 to the financial statements).

Costs relating to the restructuring comprise costs of severance and compensation associated with reducing staff numbers, costs of disposal of redundant buildings and early termination of leases and costs reflecting the impairment of under-utilised leasehold improvements on leased premises.

Following the entrance of the new shareholder, the Bank reviewed the location, appearance and positioning of its branch network in the context of its strategic plans for customers and product delivery in the three-year period from 2002 through 2004. This review identified a number of buildings, owned and leased, whose location and appearance is not compatible with such plans. The Bank's intention is to dispose of these premises and vacate the leases as and when the market conditions allow in the medium term. The impairment charge from this review and earlier reviews amounts to CZK 1,276 million and includes expected losses on the sale of premises presently owned by the Bank, the writedown of leasehold improvements on leased premises for which it intends to sell or terminate the rental agreements and the writedown of the carrying amount of prepaid rentals on buildings that will be vacated. Management of the Bank considers such impairment charges as restructuring costs. For further information refer to Note 25.

12 *Provisions for loan and investment losses*

Provisions for loans and other credit commitments

The movement in the provisions was as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Balance at 1 January	(22,107)	(31,594)
Net provisioning against loan losses	(2,865)	(7,876)
Impact of loans written off and transferred	(905)	17,347
Exchange rate differences attributable to provisions	243	16
Balance at period end	**(25,633)**	(22,107)

During the year ended 31 December 2001, the aggregate balance of provisions increased by CZK 3,526 million compared to the balance at the end of 2000. This increase was principally attributable to the change in the collateral discount methodology implemented in June 2001 and a further review of loan classification and unpaid interest on classified loans at the end of the third quarter of 2001 (See also Note 19).

The balance of provisions as of 31 December 2001 and 2000 comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Provisions for loans to customers	(14,989)	(13,706)
General reserve for loans to customers	(8,780)	(7,026)
Provisions for loans to financial institutions	(13)	(13)
Provisions for guarantees and other credit related commitments	(1,851)	(1,362)
Total	**(25,633)**	(22,107)

Provisions for securities

As of 31 December 2001, the Bank recorded provisions for asset backed securities in the amount of CZK 1,970 million (2000: nil). The balance of provisions recorded on the balance sheet was CZK 1,959 million and the provisioning difference is attributable to foreign exchange differences. This portfolio of securities is held as securities available for sale and further information is given in Note 21.

Provisions for investments in subsidiaries and associates

As of 31 December 2001, the Bank records provisions of CZK 752 million (2000: CZK 534 million) and a reserve of CZK 280 million (2000: nil) for investments in subsidiaries and associates.

The balance of provisions for investments subsidiaries and associates recognised on the face of the profit and loss statement comprises the following:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Creation of provisions	(784)	(534)
Release of provisions	286	302
Income from the sale of investments in subsidiaries and associates	0	85
Total provision for investments in subsidiaries and associates	**(498)**	(148)

The balance of provisions is as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Balance at 1 January	534	302
Creation of provisions	784	534
Release of provisions	286	302
Balance at 31 December	**1,032**	534

Additional provisions relate primarily to the full write-down of the Bank's investment in Komercni pojistovna, a.s. following the reporting of substantial losses by this entity in the year ended 31 December 2001. The Bank has indicated that it will continue to provide financial support to Komercni pojistovna in order that it comply with relevant legal and regulatory requirements applicable to insurance companies operating in the Czech Republic.

Notes to the Unconsolidated Financial Statements

Year ended 31 December 2001

13 Taxation

The major components of corporate income tax expense are as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Tax payable – current year	(745)	(10)
Tax paid - prior year	(17)	0
Deferred tax movement	(117)	(7)
Total tax expense	**(879)**	(17)

The tax of CZK 17 million paid in the prior year represents an additional tax charge assessed by the tax office pursuant to its tax review in respect of the year ended 31 December 1999.

The corporate tax rate for the year 2001 is 31 % (2000: 31 %). The effective tax rate as of 31 December 2001 is 26 % (2000: zero %). The tax on the operating profit differs from the theoretical amount that would arise using the basic tax rate of the Bank as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Profit/(loss) before tax (current tax rate)	3 392	(72)
Profit before tax (special tax rate)	19	70
Profit/(loss) before tax	**3 411**	(2)
Theoretical tax credit calculated at a tax rate of 31% and 15 %, respectively (2000: 31 %)	1 055	(12)
Income not taxable, primarily interest	(4 343)	(7,399)
Expenses not deductible for tax purposes	4 575	7 105
- Provisions for loan losses	1 213	1 279
- Other non-deductible costs	3 361	5 826
Utilisation of tax losses carried forward	(558)	316
Other	21	0
Movement on deferred tax	117	7
Tax allowance	(4)	
Income tax expense	**859**	7
Other tax expense (15 % foreign dividend tax)	**3**	10
Prior period tax expense	**17**	0
Total income tax expense	**879**	17

The Bank's tax liability is calculated based upon the accounting profit/(loss) taking into account tax non-deductible expenses and tax exempt income or income subject to the final tax rate.

The Bank's tax liability as of 31 December 2001 was calculated taking into the account the availability and use of its tax losses carried forward from previous accounting periods. At the beginning of July 2001, the tax office allowed the Bank to increase the limit for tax deductible provisions for the year 2000 by CZK 4 billion in excess of the statutory provisioning limit. This gave rise to a tax loss for the year ended 31 December 2000 which was available for utilisation in 2001. As of 31 December 2001 the Bank has no corporate income tax losses to carry forward into future accounting periods.

Further information about deferred tax is presented in Note 30.

14 Distribution of net profit/ Settlement of net loss

The Bank generated a net profit CZK 2,532 million in the accounting period to 31 December 2001. The losses of CZK (19) million made in respect of the year ended 31 December 2000 were offset against other reserve and capital funds in accordance with the decision of the general meeting held on 20 June 2001.

15 Earnings/(loss) per share

Earnings per share of CZK 66.61 (2000: a loss of CZK 0.51 per share) have been calculated by dividing the net profit of CZK 2,532 million (2000: a net loss of CZK 19 million) by the weighted average number of shares in issue, that is 38,009,852 (2000: 37,392,693).

16 Cash and balances with the central bank

Cash and balances with the central bank comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Cash and cash equivalents	9,424	7,956
Balances with the Czech National Bank	8,572	11,874
Current accounts with other banks	215	777
Total cash and balances with the central bank	**18,211**	20,607

Current accounts with other banks of CZK 215 million include nostro accounts maintained with correspondent banks. Given the liquidity of these funds management have included them within the same caption as cash.

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

Balances with the Czech National Bank include:

	31 December 2001 CZKm	31 December 2000 CZKm
Obligatory minimum reserves	6,101	5,056
Deposits repayable on demand	2,471	4,599
Receivable from the transfer of cash	0	2,219
Total	**8,572**	11,874

Obligatory minimum reserves have borne interest effective from September 2001. The year-end interest rate was 2 percent.

17 Amounts due from banks

Balances due from banks comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Loans and advances to banks	3,163	2,196
Advances due from the Czech National Bank (repo transactions)	81,172	70,854
Term placements with other banks	71,280	49,620
Total	**155,615**	**122,670**
Specific provisions	(13)	(13)
Total due from banks	**155,602**	122,657

Advances due from the Czech National Bank are collateralised by treasury bills and other debt securities issued by the Czech National Bank or the Ministry of Finance of the Czech Republic.

18 Securities held for trading

Securities held for trading comprise:

	31 December 2001 Fair value CZKm	**31 December 2001 Cost CZKm**	31 December 2000 Fair value CZKm	31 December 2000 Cost CZKm
Shares and participation certificates	**168**	**168**	200	178
Fixed income debt securities	1,257	1,249	1,679	1,676
Variable yield debt securities	289	289	1,260	1,260
Treasury bills	1,991	1,990	11,670	11,670
Total debt securities	**3,537**	**3,528**	14,609	14,606
Total securities held for trading	**3,706**	**3,696**	14,809	14,784

The Bank's portfolio of securities held for trading includes treasury bills of CZK 1,991 million (2000: CZK 11,670 million) issued by the Czech National Bank.

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

As of 31 December 2001, the portfolio of securities held for trading includes securities at a fair value of CZK 1,715 million (2000: CZK 3,139 million) that are publicly listed on stock exchanges and securities at a fair value of CZK 1,991 million (2000: CZK 11,670 million) that are not publicly listed.

Shares and participation certifications held for trading at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares and participation certificates		
- Czech crowns	168	200
Total shares and participation certificates held for trading	**168**	200

Shares and participation certificates held for trading at fair value, allocated by issuer, comprise:

Shares and participation certificates held for trading issued by:	**31 December 2001 CZKm**	31 December 2000 CZKm
- Financial institutions in the Czech Republic	0	10
- Other entities in the Czech Republic	168	190
Total shares and participation certificates held for trading	**168**	200

Debt securities held for trading at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech crowns	289	1,024
- Other currencies	0	236
Total variable yield debt securities	**289**	1,260
Fixed income debt securities (including treasury bills)		
- Czech crowns	3,248	12,977
- Other currencies	0	372
Total fixed income debt securities	**3,248**	13,349
Total debt securities held for trading	**3,537**	14,609

Debt securities held for trading at fair value, allocated by issuer, comprise:

Debt securities held for trading issued by:	31 December 2001 CZKm	31 December 2000 CZKm
- State institutions in the Czech Republic	2,702	12,109
- Financial institutions in the Czech Republic	80	748
- Foreign financial institutions	119	108
- Other entities in the Czech Republic	623	1,237
- Other foreign entities	13	407
Total debt securities held for trading	**3,537**	14,609

19 Due from Ceska konsolidacni agentura

Amounts due from Ceska konsolidacni agentura comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Amounts due		
Loans	49,765	51,887
Placements	0	755
Total loans and placements, net	**49,765**	52,642

Ceska konsolidacni agentura was formed as the legal successor to Konsolidacni banka Praha, s. p. u. pursuant to Czech Consolidation Agency Act No. 239/2001 Coll., which took effect on 1 September 2001 (the 'Act'). CKA was established as the legal successor of Konsolidacni banka under Section 19 of the Act. Under Section 1 of the Act, the commitments of CKA, as was the case with its legal predecessor Konsolidacni banka (under Section 44a of Banking Act No. 21/1992 Coll.), are guaranteed by the Czech State.

The following table sets out the principal terms and conditions of the loans advanced by the Bank to CKA to refinance the transfers of assets in August 1999 and March 2000 as of 31 December 2001:

Term	Loan dated 31 August 1999	Loan dated 25 March 2000
Maturity	31.8.2004	24.3.2005
Total amounts	12,230 mil. Kc	37,332 mil. Kc
- Czech crowns	12,230 mil. Kc	37,053 mil. Kc
- US dollars	0 mil. Kc	113 mil. Kc
- Euro	0 mil. Kc	166 mil. Kc
Interest rates	Market benchmark rate plus contractual margin	Market benchmark rate plus contractual margin
Interest repayment	Fixed interest rate – annual Variable interest rate - semi-annual	Fixed interest rate – annual Variable interest rate - semi-annual
Principal repayment	Four annual instalments First due 31 August 2001	13 quarterly instalments First due 25 March 2002

The outstanding amount of CZK 203 million is loan advanced to CKA not connected with refinancing of transfer of receivables.

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

Amounts due from CKA include interest due of CZK 1,618 million (2000: CZK 1,660 million). The aggregate balance of interest for 2001 and 2000 represents accrued interest that is not overdue.

20 *Loans and advances to customers*

Loans and advances to customers comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Loans and advances to customers	157,180	144,648
Bills of exchange	912	1,351
Forfaits	874	1,676
Total gross loans and advances to customers	**158,966**	147,675
Less provisions for loan losses	(23,769)	(20,732)
Total loans and advances to customers, net	**135,197**	**126,943**

Of the total forfaits of CZK 874 million (2000: CZK 1,676 million), forfaits issued by foreign debtors amount to CZK 26 million (2000: CZK 4 million).

Loans and advances to customers include interest due of CZK 1,192 million (2000: CZK 1,314 million), of which CZK 958 million (2000: CZK 747 million) relates to overdue interest.

The loan portfolio of the Bank as of 31 December 2001 comprises the following breakdown by classification:

	Gross receivable CZKm	Collateral applied CZKm	Ne exposur CZKm	Provisions CZKm	Carrying value CZKm	Provisions * %
Standard	94 468	42 810	51 658	0	94 468	0
Watch	26 025	14 179	11 846	(713)	25 312	6
Substandard	11 152	8 100	3 052	(565)	10 587	19
Doubtful	11 029	5 871	5 158	(1 956)	9 073	38
Loss	16 292	1 701	14 592	(11 755)	4 537	81
Total	**158 966**	**72 661**	**86 306**	**(14 989)**	**143 977**	
General reserve for loan losses				**(8 780)**		**10.2**
Total provisions				**(23 769)**	**135 197**	

* Provisioning percentage by category does not conform to the requirement of the Czech National Bank as the 'Collateral' item does not reflect the state guarantee value as described below in this note.

Loans classified as loss in the above table include amounts of CZK 4,934 million (2000: 5,566 million), on which interest is not being accrued.

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

Set out below is an analysis of types of collateral underlying on balance sheet loans and advances to customers:

	Total client loan collateral 31 December 2001 CZKm	Discounted client loan collateral value 31 December 2001 CZKm	Applied client loan collateral value 31 December 2001 CZKm
Guarantees of state and governmental institutions	10,485	9,039	5,288
Bank guarantee	3,729	2,808	2,387
Guaranteed deposits	1,553	1,551	1,225
Issued debentures in pledge	12,995	12,995	12,995
Pledge of real estate	155,856	45,227	29,567
Pledge of movable assets	10,040	979	948
Guarantee by corporate entity	17,421	1,808	1,692
Guarantee by individual (physical entity)	4,821	536	530
Pledge of receivables	17,285	7,110	6,102
Insurance of credit risk	5,043	4,972	4,940
Other	13,314	9,009	6,987
Total nominal value of collateral	252,542	96,034	72,661

	Total client loan collateral 31 December 2000 CZ	Discounted client loan collateral value 31 December 2000 CZKm	Applied client loan collateral value 31 December 2000 CZKm
Guarantees of state and governmental institutions	8,498	7,873	2,752
Bank guarantee	2,774	2,644	2,420
Guaranteed deposits	1,496	1,496	988
Issued debentures in pledge	4	3	3
Pledge of real estate	177,920	72,555	45,738
Pledge of movable assets	6,499	658	658
Guarantee by corporate entity	19,739	9,988	8,325
Guarantee by individual (physical entity)	4,069	3,374	2,812
Pledge of receivables	6,581	5,025	4,188
Insurance of credit risk	6,616	6,616	6,616
Other	13,265	9,627	8,727
Total nominal value of collateral	247,461	119,859	83,227

The pledges on industrial real-estate represent 57 percent of total pledges on real estate (2000: 60 percent).

State guarantee covering losses on the Bank's risk assets

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

On 29 December 2000, the Bank entered into an agreement with Konsolidacni banka under which Konsolidacni banka will cover losses, up to a maximum amount of CZK 20,000 million, which may be incurred over a three year period, which began on 31 December 2000, on a defined portfolio of classified exposures. This agreement was signed on 29 December 2000 on the basis of the resolution of the Government of the Czech Republic dated 18 December 2000. The guarantee applies to the net book value (defined as principal less specific provision) of assets classified as substandard, doubtful and loss (in accordance with relevant CNB regulations) as of 31 December 2000. This defined portfolio corresponds largely with that portfolio held within the Bank's Debt Recovery Division. The payment under the guarantee agreement is effected through a mechanism whereby the Bank's participation increases as the aggregate loss incurred on the defined portfolio increases. The Bank will retain these assets on its balance sheet and continue to maximise recovery. The difference between the net book value as of 31 December 2000 and the actual amount recovered by December 2003 is covered by the guarantee up to a maximum amount of CZK 20,000 million. In accordance with the agreement this amount will be settled in either cash or Government securities by 30 June 2004.

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

The table below sets out the structure of the Bank's participation in losses incurred on the guaranteed portfolio:

Final losses (CZKm)	Guarantee paid by Konsolidacni banka	Bank's participation in final losses	Bank's cumulative participation in final losses (CZKm)
0 - 10,000	95%	5%	500
10,000 - 20,000	CZK 9,500 million plus 85% of the amount over CZK 10,000 million	CZK 500 million plus 15% of the amount over CZK 10,000 million	2,000
20,000 - 25,000	CZK 18,000 million plus 40% of the amount over CZK 20,000 million	CZK 2,000 million plus 60% of the amount over CZK 20,000 million	5,000
Over 25,000	CZK 20,000 million	CZK 5,000 million plus 100% of the amount over CZK 25,000 million	-

The Bank is required to report regularly to Konsolidacni banka (now the Czech Consolidation Agency) on the administration of the assets and the expected losses on the guaranteed exposures.

The State Guarantee became effective at the beginning of October 2001 following the decision of the Economic Competition Protection Office, dated 20 September 2001, to cease its proceedings in connection with the guarantee as set out in the Guarantee Agreement between Konsolidacni banka and the Bank dated 29 December 2000 regarding the provision of public support, pursuant to the Public Support Act No. 59/2000 Coll.

Reserves and provisions to cover the Bank's participation in the expected final losses on the guaranteed portfolio

The Bank establishes provisions, on an accrual basis, to cover its participation in the aggregate losses that it estimates will be incurred on the guaranteed portfolio. As of 31 December 2001, the Bank carried within its general reserve an amount of CZK 4,500 million which represents the Bank's present assessment of its participation in the estimated aggregate losses on the guaranteed portfolio (that is, total losses in the amount of approximately CZK 24,500 million). Management of the Bank monitors closely the expected development of the guaranteed portfolio through a series of scenario analyses and assessments of a large number of individual exposures representing a substantial proportion of the nominal value outstanding. The scenarios and assessments employed reflect the uncertainties arising from the absence of benchmark recovery rates when using systematic recovery efforts in the Czech Republic, the weaknesses in the legal framework regarding the enforcement of creditor rights and the intention of management to realise substantially all of the portfolio over a three year time horizon. Based on the facts presently available and given that the Bank has only twelve months experience of realisation of the guaranteed portfolio, management consider it appropriate and prudent to maintain its estimate of the aggregate loss at a level similar to that as of 31 December 2000. Management will continue to monitor developments in the guaranteed portfolio and will revisit its estimates again during 2002.

Reserves for risks and uncertainties inherent in the loan portfolio

The Bank's loan portfolio includes a number of risks that cannot be specifically identified as such.

As of 31 December 2001, the Bank maintains reserves of CZK 8,780 million to cover the general risks and uncertainties, which may be present in the loan portfolio as of that date but which cannot be allocated to individual exposures. This reserve also covers an assessment of the Bank's participation in the aggregate losses incurred on the guaranteed risk portfolio covered by the State Guarantee (see above). The breakdown of the reserve for general risks is as follows:

Risk	Reserve CZK '000
Standard loans	3,305
Other general credit risks	5,475
Total	**8,780**

Exchange of non-performing assets transferred to Konpo as part of the restructuring of assets in March 2000

On 29 January 2001, the Bank entered into an agreement with Konpo, a subsidiary of Ceska konsolidacni agentura, under which it agreed to take back certain assets transferred to it under an original agreement dated 25 March 2000. Under this latter agreement the Bank had transferred non-performing assets with a nominal value of CZK 60,000 million. The Bank replaced these assets which did not comply with the parameters of the original agreement with other assets of the quality that did so. The final exchange of assets that had a gross nominal value of CZK 2,958 million took place on 31 May 2001. The transfers were effected at a price representing 60 percent of the gross nominal value of the assets, that is, the same price that was used in transferring the assets in March 2000. The financial impact of this asset transfer on the Bank's profit and loss statement was negative and amounted to CZK 435 million.

Trade finance losses

During 1999, the Bank incurred losses relating to loans, letters of credit and guarantees provided to a foreign client of the Bank.

During the year ended 31 December 2001, the loss decreased by CZK 239 million due to exchange rate changes and repayments of part of written off receivables using other available funds to the amount of CZK 7,940 million (2000: CZK 8,179 million). As of 31 December 2001, on balance sheet loans and advances to this client included an amount of CZK 2,993 million (2000: CZK 3,120 million) that was fully provided for. Included within the Bank's off balance sheet receivables from this client are documentary letters of credit of CZK 519 million (2000: CZK 541 million), which are provided for to the value of CZK 422 million (2000: CZK 425 million). In the second quarter of 2001, the Bank used the funds available on the current accounts of the client to decrease the amounts written off by CZK 109 million. This resulted in a decrease of incurred losses arising from these transactions. The provision is shown under Note 29 Accruals, provisions and other liabilities within the line '*Provision for other credit commitments*.' The balance of written off receivables, where recovery efforts continue, that are held in off balance sheet memorandum accounts as of 31 December 2001 was CZK 4,525 million (2000: CZK 4,634 million).

The Bank is continuing to take actions in all relevant jurisdictions to recover its funds.

21 Securities available for sale

Securities available for sale comprise:

	31 December 2001 Fair value CZKm	**31 December 2001 Cost CZKm**	31 December 2000 Fair value CZKm	31 December 2000 Cost CZKm
Shares and participation certificates	**4,159**	**4,240**	4,779	5,153
Fixed income debt securities	17,987	18,297	17,170	17,571
Variable yield debt securities	11,311	12,531	7,823	7,823
Total debt securities	29,298	30,828	24,993	25,394
Total securities available for sale	33,457	35,068	29,772	30,547

As of 31 December 2000, the portfolio of securities available for sale comprised those securities previously classified as 'Investment securities' that the Bank decided to allocate to the available-for-sale portfolio as of 1 January 2001 in conformity with the requirements of IAS 39.

As of 31 December 2001, the available-for-sale portfolio includes securities at a fair value of CZK 16,258 million (2000: CZK 17,385 million) that are publicly traded on stock exchanges and securities at a fair value of CZK 17,199 million (2000: CZK 12,387 million) that are not publicly traded.

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

Shares and participation certificates available for sale at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares and participation certificates		
- Czech Crowns	4,159	4,733
- Other currencies	0	6
Total shares and participation certificates available for sale	**4,159**	4,779

Shares available for sale at fair value, allocated by issuer, comprise:

Shares and participation certificates available for sale issued by:	**31 December 2001 CZKm**	31 December 2000 CZKm
- Non-banking entities in the Czech Republic	4,159	4,773
- Non-banking foreign entities	0	6
Total shares and participation certificates available for sale	**4,159**	**4,779**

Debt securities available for sale at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech crowns	1,053	6,122
- Other currencies	10,258	1,701
Total variable yield debt securities	**11,311**	**7,823**
Fixed income debt securities		
- Czech crowns	14,575	16,037
- Other currencies	3,412	1,133
Total fixed income debt securities	**17,987**	**17,170**
Total debt securities available for sale	**29,298**	**24,993**

Debt securities available for sale at fair value, allocated by issuer, comprise:

Debt securities available for sale issued by:	**31 December 2001 CZKm**	31 December 2000 CZKm
- State institutions in the Czech Republic	5,174	4,032
- Financial institutions in the Czech Republic	3,823	6,160
- Foreign financial institutions	302	437
- Other entities in the Czech Republic	3,505	3,365
- Other foreign entities	16,494	10,999
Total debt securities available for sale	**29,298**	**24,993**

Equity securities

As of 31 December 2001, the Bank holds 56 percent of the issued participation certificates of Otevreny podilovy fond Globalni ('Globalni'). Globalni is managed by IKS KB, a. s., the Bank's asset management subsidiary, and the Bank acts as a depositary institution. As of 31 December 2001, Globalni's portfolio included 6.75 percent domestic equity securities, 9.23 percent international equities, 4.92 percent participation certificates, 22.46 percent local debt securities, and 26.64 percent foreign debt securities. The remaining portion of the portfolio consists of current receivables, accounts with banks and foreign accounts. As of 31 December 2001, the Bank carries its interest in Globalni at fair value of CZK 4,068 million (2000: CZK 4,111 million).

In the last quarter of 2001, the Bank sold 9.99 percent of the issued share capital of Ceska pojistovna, a. s., the largest insurance company in the Czech Republic (of which 4.87 percent of the issued share capital was publicly traded). The Bank realised a profit of CZK 567 million from this sale.

In the last quarter of 2001, the Bank sold 69.42 percent of the issued share capital of Ceska zbrojovka, a. s., a small arms manufacturer in Czech Republic. The investor was selected pursuant to a standard tender initiated in June 2001 and was approved by the Bank's Management and Supervisory Boards. A Share Purchase Agreement was entered into in November 2001 and this transaction was effected in December 2001. The Bank realised a profit of CZK 52 million from this sale.

As of 31 December 2001, the Bank holds 77.18 percent (2000: 77.18 percent) of the issued share capital of Vodni stavby, a.s., a large construction company in Czech Republic. The Bank acquired the majority of these shares in connection with the liquidation of the company and the recovery of a syndicated facility provided to Vodni stavby, a.s. in prior years. The Bank has attributed no fair value to this shareholding as of 31 December 2001. Pursuant to Section 183 b (4) (a) (2) of the Commercial Code, the Bank does not exercise and does not intend to exercise voting rights, which are equivalent to a 57.22 percent shareholding (of the aggregate 77.18 percent shareholding of the Bank) shareholding, attached to these shares nor will the Bank pass the voting rights to other parties. The Bank's Management Board has discussed a further course of action in relation to the holding of these shares. Negotiations that were conducted with regard to the sale of the shares and the aggregate loan exposure had not been successful by the close of 2001.

Asset backed securities

In the last quarter of 2000 and the first half of 2001, the Bank acquired an unlisted portfolio of USD denominated collateralised bond obligations ('CBO') or asset backed securities ('ABS') issued by a series of special purpose corporations. The acquisition cost of the entire portfolio was USD 426 million. The portfolio of asset backed securities has an average credit rating of A2 (Moody's) as of 31 December 2001 and a substantial portion of the securities have ratings issued by other recognised international rating agencies. The securities bear a fix and floating interest rate based on USD LIBOR.

Pursuant to the requirements of IAS 39 the Bank allocated these securities into the available for sale portfolio and the held to maturity portfolio as of 1 January 2001. In December 2001, management of the Bank determined that all asset backed securities are to be held in the available for sale category. This transfer was implemented as of 31 December 2001. The decision on the allocation of the securities was made by the Bank's new majority shareholder in connection with the Bank's privatisation reflecting the fact that Societe Generale's global strategy is to carry such securities as available for sale. The transfer of the asset backed securities to the available for sale category had no

Notes to the Unconsolidated Financial Statements

Year ended 31 December 2001

impact on the profit and loss statement. The Bank, from mid-2001, has provisioned for the impairment of the asset backed securities held in both categories on a consistent basis.

The Bank established a provision for impairment of CZK 1,959 million as of 31 December 2001 against the asset backed securities, the carrying value of which, net of impairment, is CZK 13,437 million. Management considers that this impairment charge represents its best estimate of the net recoverable value of these assets and reflects changes in market credit conditions in the markets of the underlying assets since the purchase of the portfolio. The Bank used the same model also for the fair value of the credit linked note (refer to Other debt securities).

Other debt securities

Securities issued by financial institutions include a credit linked note (the 'note') with a nominal value of
Euro 9.5 million, issued by an internationally recognised bank, which amortises to zero over the ten years to its maturity pursuant to the payment schedule. The note bears interest based on a margin over three month EURIBOR. This note forms part of a credit derivative instrument acquired by the Bank during 2000 under which it sold credit protection to an international financial institution. The maximum exposure of the Bank under this agreement is Euro 100 million. The aggregate exposure amortises over the ten year life of the instrument. Off balance sheet instruments of Euro 100 million associated with this transaction (the so called 'credit default swaps') are shown within issued banking payment guarantees. In September and December 2001, the Bank received notices of credit events in respect of two reference assets within the contract. The credit quality of other reference assets has also deteriorated. If the aggregate loss exceeds the contracted threshold, the Bank will have to pay the amount over the threshold to the issuer. The Bank simulated the impact of credit events for several scenarios. The Bank created provisions for possible losses in respect of this instrument in the amount of CZK 244 million as of 31 December 2001.

The Bank holds a portfolio of CZK denominated debt obligations issued by large international corporates through private placements. The carrying value of this portfolio was CZK 3,127 million as of 31 December 2001 (2000: CZK 7,000 million) as a result of the redemption of a one of the investments.

22 Investments held to maturity

Investments held to maturity comprise:

	31 December 2001 Carrying value CZKm	31 December 2001 Cost CZKm	31 December 2000 Carrying value CZKm	31 December 2000 Cost CZKm
Fixed income debt securities	960	960	6,190	6,190
Variable yield debt securities	0	0	5,503	5,503
Total investments held to maturity	**960**	**960**	11,693	11,693

As of 31 December 2000, the portfolio of investments held to maturity comprised those securities previously classified as investment that the Bank decided to allocate to the held-to-maturity portfolio as of 1 January 2001 in conformity with the requirements set out in IAS 39.

As of 31 December 2001, the held-to-maturity portfolio includes securities of CZK 960 million (2000: CZK 960 million) that are publicly traded on stock exchanges and securities of CZK nil (2000: CZK 10,733 million) that are not publicly traded.

Debt securities held to maturity comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech Crowns	0	42
- Other currencies	0	5,461
Total variable yield debt securities	**0**	5,503
Fixed income debt securities		
- Czech Crowns	199	3,189
- Other currencies	761	3,001
Total fixed income debt securities	**960**	6,190
Total debt securities held to maturity	**960**	11,693

Investments held to maturity, allocated by issuer, comprise:

Debt securities held to maturity issued by:	31 December 2001 CZKm	31 December 2000 CZKm
- State institutions in the Czech Republic	0	3,759
- Financial institutions in the Czech Republic	199	919
- Other entities in the Czech Republic	0	3,979
- Other foreign entities	761	3,036
Total debt securities held to maturity	**960**	11,693

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

23 Prepayments, accrued income and other assets

Prepayments, accrued income and other assets comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Prepayments and accrued income	2,625	2,831
Settlement balances	347	154
Other receivables from securities trading	3	32
Other assets	1,090	1,773
Total prepayments, accrued income and other assets	**4,065**	4,790

24 Investments in subsidiaries and associates

Investments in subsidiaries and associates comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares in subsidiary undertakings	888	1,135
Shares in associated undertakings	335	490
Total investments in subsidiaries and associates	**1,223**	1,625

Subsidiary undertakings

The following companies are subsidiary undertakings of the Bank as of 31 December 2001:

Company name	Direct holding %	Group holding %	Principal activity
ALL IN, a. s. v likvidaci	100	100	Valuation services
Investicni kapitalova spolecnost KB, a. s.	100	100	Collective investment scheme manager
Komercni banka Bratislava, a. s.	100	100	Banking services
Penzijni fond Komercni banky, a. s.	100	100	Pension insurance
Komercni pojistovna, a. s.	100	100	Insurance activities
Factoring KB, a. s.	100	100	Factoring
Komercni Finance, BV	100	100	Finance
ASIS, a. s.	100	100	Support activities (information technologies)
Reflexim, a. s.	100	100	Support activities (information technologies)
A-TRADE, s. r. o.	75	75	Agency services
MUZO, a. s.	49.9	51.25	Payment support services
Total			

Company name	Registered office	Investment CZKm	Provisions for permanent diminution in value CZKm	Carrying value CZKm
ALL IN, a. s. v likvidaci	Praha	40	40	0
Investicni kapitalova spolecnost KB, a. s.	Praha	75	0	75
Komercni banka Bratislava, a. s.	Bratislava	411	0	411
Penzijni fond Komercni banky, a. s.	Praha	230	0	230
Komercni pojistovna, a. s.	Praha	520	520	0
Factoring KB, a. s.	Praha	90	0	90
Komercni Finance, BV	Amsterdam	1	0	1
ASIS, a. s.	Praha	1	0	1
Reflexim, a. s.	Praha	1	0	1
A-TRADE, s. r. o.	Praha	210	192	18
MUZO, a. s.	Praha	61	0	61
Total		**1,640**	**752**	**888**

All subsidiary companies, apart from A-Trade, s. r. o., are joint stock companies.

Associated undertakings

The following companies are associated undertakings of the Bank as of 31 December 2001:

Company name	Direct holding	Group holding	Principal activity	Registered office

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

	%	%		
CAC LEASING, a. s.	50	50	Leasing	Praha
Vseobecna stavebni sporitelna KB, a. s.	40	40	Building society	Praha
CAC LEASING Slovakia a. s.	10	50	Leasing	Bratislava
Total				

Company name	**Investment**	**Provisions for permanent diminution in value**	**Carrying value**
	CZKm	**CZKm**	**CZKm**
CAC LEASING, a. s.	111	0	111
Vseobecna stavebni sporitelna KB, a. s.	220	0	220
CAC LEASING Slovakia a. s.	4	0	4
Total	335	0	335

Set out below is an overview of year-on-year movements in investments, by issuer:

Company name	Investment at 1 January 2001 CZKm	Additions CZKm	Decreases CZKm	Investment at 31 December 2001 CZKm
ALL IN, a. s. v likvidaci	100	0	60	40
Investicni kapitalova spol. KB, a. s.	75	0	0	75
Komercni banka Bratislava, a. s.*)	438	0	27	411
Penzijni fond KB, a. s.	230	0	0	230
Komercni pojistovna, a. s.	520	0	0	520
Factoring KB, a. s.	90	0	0	90
Komercni Finance, B. V.	1	0	0	1
ASIS, a. s.	0	1	0	1
Reflexim, a. s.	0	1	0	1
MUZO, a. s.	0	61	0	61
A-TRADE, s. r. o.	210	0	0	210
Total subsidiaries	**1,664**	**63**	**8**	**1,640**
CAC LEASING, a. s.	111	0	0	111
MUZO, a. s.	61	0	61	0
Vseobecna stavebni sporitelna KB, a. s.	220	0	0	220
Other (investment less than 20 percent)	103	0	99	4
Total associates	**495**	**0**	**160**	**335**

* Exchange rate differences

As of 31 December 2001, the Bank carries within the category 'Other' CAC Leasing Slovakia, a.s, where it holds a direct 10 percent equity investment but exercises significant influence over this entity through other indirect holdings of other Group companies.

As a result of the adoption of IAS 39, the Bank re-allocated certain shares that were reported as fixed asset investments as of 31 December 2000 into securities available for sale.

In the first half of 2001, the Bank acquired a 100 percent equity interest in two companies and transformed these investments into wholly owned and controlled subsidiaries:

- Reflexim, a. s. – with effect from 1 July 2001 the Bank transferred approximately 450 staff and the related support operations to this newly established subsidiary; and
- ASIS, a. s. – with effect from 1 September 2001 the Bank transferred approximately 250 staff and the related information technology user support and other activities to this newly established subsidiary.

Komercni pojistovna, a. s. incurred significant losses in the year ended 31 December 2001 principally related to the continuing substantial acquisition costs associated with its life insurance portfolio, unprofitability of its third party motor liability insurance and losses incurred in the settlement of liabilities arising from its industrial commercial insurance portfolio. These losses primarily follow the review of the adequacy of the technical reserves for its lines of business and a reassessment of the accounting treatment of the Komercni pojistovna's share in the auto insurance deficit administered by

Notes to the Unconsolidated Financial Statements

Year ended 31 December 2001

the Czech Bureau of Insurance. In December 2001, the Bank approved the plan to increase the company's share capital by 1,050 shares of ordinary stock in the aggregate amount of CZK 105 million (nominal value of one share being CZK 100 thousand) at an issue rate of CZK 275 thousand per share. Following the resolution of its sole shareholder, Komercni pojistovna filed a proposal to update the corporate details held at the Register of Companies maintained by the Municipal Court in Prague. In January 2002, the Bank made a cash deposit of CZK 288.75 million in Komercni pojistovna. Of this balance, CZK 105 million represents the nominal value of the issued shares (share capital increase of Komercni pojistovna) and CZK 183.75 million is the share premium amount. The aggregate capital increase amounts to CZK 288.75 million. The management of the Bank is currently reviewing options available to it in further recapitalising and restructuring this business. The Bank has indicated that it will continue to provide financial support to Komercni pojistovna, a.s. such that it is able to meet legal and regulatory requirements applicable to the entity.

Following the previous decision of the Bank to substantially reduce the activities of the ALL IN Group, the company ALL IN, a. s., v likvidaci was put into liquidation on 1 April 2001. The carrying value of the Bank's investment in this company reflects the estimated recoveries from the liquidation process. Having discontinued its real estate development activities, A-TRADE, s. r. o. significantly reduced its operations and presently only administers and maintains a residual portfolio of assets which have not been transferred to the Bank. Management of the Bank has been negotiating the sale of this entity but has not completed the sale at the date of this report.

The Bank has presented its interest in MUZO as at 31 December 2001 as an interest in subsidiary. In prior accounting periods MUZO was accounted for as an associate. In 2001 the management consider that the Bank, directly or indirectly, has the power to exercise control over the financial and operating policies of MUZO.

Management of the Bank has written down the carrying value of investments in the Bank's group companies to reflect its present estimate of the recoverable value of these investments.

During 2001, the Bank sold its equity interest in Bankovni institut, a. s. The equity holdings in Ceskomoravska zarucni a rozvojova banka, a. s., and Burza cennych papiru Praha, a. s. (the Prague Stock Exchange) were transferred to the available-for-sale securities portfolio.

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

25 Tangible and intangible fixed assets, net

The movements during the year ended 31 December 2001 are as follows:

	Intangible fixed assets CZKm	Land CZKm	Buildings CZKm
Cost			
31 December 2000	**1,649**	**368**	**12,192**
Additions	875	160	232
Disposals	3	11	54
31 December 2001	**2,521**	**517**	**12,370**
Accumulated depreciation			
31 December 2000	**873**	**0**	**2,734**
Additions - accumulated depreciation	559	0	497
Disposals - accumulated depreciation	3	0	54
Impairment charge	220	0	1,059
31 December 2001	**1,649**	**0**	**4,237**
Net book value			
31 December 2000	**776**	**368**	**9,458**
31 December 2001	**872**	**517**	**8,133**

	Fixtures, fittings and equipment CZKm	Assets under construction CZKm	Total CZKm
Cost			
31 December 2000	**8,392**	**952**	**23,553**
Additions	639	1,763	3,669
Disposals	524	2,099	2,691
31 December 2001	**8,507**	**616**	**24,531**
Accumulated depreciation			
31 December 2000	**6,370**	**221**	**10,198**
Additions - accumulated depreciation	1,010	0	2,066
Disposals - accumulated depreciation	524	0	581

Impairment charge	5	(120)	1,164
31 December 2001	**6,861**	**101**	**12,848**
Net book value			
31 December 2000	**2,022**	**731**	**13,355**
31 December 2001	**1,646**	**515**	**11,683**

As of 31 December 2001, the net book value of assets held by the Bank under finance lease agreements was CZK 526 million (2000: CZK 365 million).

The impairment charge and the basis for it are set out in Note 11 "Restructuring costs". As of 31 December 2001, tangible and intangible fixed assets held as part of the branch network, which the Bank intends to dispose of in the medium term of as and when market and business conditions allow, shown in the table above have a net book value of approximately CZK 2,500 million.

In addition the balance of tangible and intangible fixed assets include other assets which have been previously been identified as not in use, available for sublet or sale with a net book value of CZK 590 million.

26 Amounts owed to banks

Amounts owed to banks comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Current accounts	1,057	1,158
Amounts owed to banks	27,803	38,220
Total amounts owed to banks	**28,860**	39,378

27 Amounts owed to customers

Amounts owed to customers, by type of deposit, comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Current accounts	130,995	109,962
Savings accounts	21,339	24,834
Term deposits	117,803	104,230
Deposits from budget of public sector	7,469	7,784
Off-budget deposits of public sector	7,297	5,852
Loans from customers	31,888	34,962
Total amounts owed to customers	**316,791**	287,624

Amounts owed to customers, by type of customer, comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Private companies	112,878	80,255
Other financial institutions	4,066	2,217
Insurance companies	2,922	2,346
Public administration	8,326	14,053
Individuals	118,108	123,150
Non-residents	5,438	10,154
Deposits – bills of exchange	31,620	24,949
Private entrepreneurs	16,717	14,933
Government agencies	6,440	15,565
Other	10,276	2
Total amounts owed to customers	**316,791**	287,624

Amounts owed to the subsidiary undertaking Komercni Finance, B. V. are included within the category 'Non-residents' and are presented in Note 36.

28 Certificated debt

Certificated debts comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Bonds	20,666	20,841
Mortgage bonds	7,105	6,600
Total certificated debts	**27,771**	27,441

Publicly tradable mortgage bonds are issued to fund the Bank's mortgage activities.

Certificated debts are repayable, according to remaining maturity, as follows:

	31 December 2001 CZKm	31 December 2000 CZKm
In less than one year	10,146	0
In one to two years	0	10,000
In two to three years	16,291	0
In three to four years	0	16,341
Five years and thereafter	1,334	1,100
Total certificated debts	**27,771**	27,441

The bonds and medium-term notes detailed above include the following bonds and notes issued by the Bank:

Name	Interest rate	Issue date
Bonds of Komercni banka, a. s., CZ0003700429	6M PRIBOR plus 15 basis points (bps)	10 February 1997
Zero coupon bonds of Komercni banka, a. s., 770970000947	Zero coupon (issued with discount for CZK 3,605 million)	8 August 1997
Bonds of Komercni banka, a. s., CZ0003700452	6M PRIBOR plus 10 basis points	29 September 1997
Mortgage bonds of Komercni banka, a. s., CZ0002000110	8.125% (mortgage bonds 2)	13 May 1999
Mortgage bonds of Komercni banka, a. s., CZ0002000102	8.0% (mortgage bonds 1)	15 June 1999
Bonds of Komercni banka, a. s., CZ0003700528	8.0%	10 September 1999
Mortgage bonds of Komercni banka, a. s., CZ0002000151	6M PRIBOR plus 350 basis points (mortgage bonds 3)	15 September 2000
Total bonds		

Name	Maturity date	31 December 2001	31 December 2000

Notes to the Unconsolidated Financial Statements
Year ended 31 December 2001

		CZKm	CZKm
Bonds of Komercni banka, a. s., CZ0003700429	10 February 2002	6,124	6,000
Zero coupon bonds of Komercni banka, a. s., 770970000947	8 August 2004	5,581	5,841
Bonds of Komercni banka, a. s., CZ0003700452	29 September 2002	4,022	4,000
Mortgage bonds of Komercni banka, a. s., CZ0002000110	13 May 2004	4,206	4,000
Mortgage bonds of Komercni banka, a. s., CZ0002000102	15 June 2004	1,565	1,500
Bonds of Komercni banka, a. s., CZ0003700528	10 September 2004	4,939	5,000
Mortgage bonds of Komercni banka, a. s., CZ0002000151	15 September 2007	1,334	1,100
Total bonds		**27,771**	27,441

Six-month PRIBOR was 448 basis points as of 31 December 2001 (2000: 557 basis points).

29 *Accruals, provisions and other liabilities*

Accruals, provisions and other liabilities comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Settlement balances and outstanding balances	0	350
Payments in clearing	3,208	6,557
Other payables to customers	132	1,239
Other trading payables	528	459
Other liabilities	2,700	3,897
Provisions, accruals and deferred income	2,507	2,885
Provision for other credit commitments	1,851	1,362
Other provisions	923	440
Total accruals, provisions and other liabilities	**11,849**	17,189

As of 31 December 2001, the balance of the provision for other credit commitments was CZK 1,851 million. This covers credit risks associated with issued credit commitments, off balance sheet credit instruments and the estimated participation in the expected losses on the guaranteed portfolio of off balance sheet exposures of the Bank pursuant to the Guarantee Agreement dated 29 December 2000.

Other provisions are composed of the following balances:

	1 January 2001	Additions	Disposals	31 December 2001
Restructuring provision (refer to Note 11)	0	100	4	96
Provisions for contracted commitments	440	2,257	1,870	827
Total	**440**	**2,357**	**1,874**	**923**

Provisions for contracted commitments principally comprise the provision for outstanding vacation days, legal disputes and termination of rental agreements.

30 *Deferred income taxes*

Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate effective for the following year, that is 31 percent (2000: 31 percent).

The movement on the deferred income tax account is as follows:

	31 December 2001 CZKm	31 December 2000 CZKm
At beginning of period		
- as previously reported	(80)	0
- effect of adopting IAS 39 (note 38)	(103)	0
As restated at the beginning of the period	**(183)**	(73)
Income statement (charge)/credit		
- unrealised profit on securities	(164)	0
- fixed assets depreciation	21	0
- contractual penalties	(16)	0
- reduction in tax associated with the sale of securities	42	0
	(117)	(7)
Cash flow hedges - equity charge		
- fair value re-measurement	(438)	0
- transfer to net profit	108	0
	(330)	0
At end of period	**(630)**	(80)

The movement in the deferred income tax account comprises the movement in accelerated tax depreciation, unrealised profit on securities and contractual penalties.

Notes to the Unconsolidated Financial Statements

Year ended 31 December 2001

Deferred income tax assets and liabilities are attributable to the following items:

	31 December 2001 CZKm	31 December 2000 CZKm
Deferred income tax liabilities		
Accelerated tax depreciation	(59)	(80)
Unrealised profit on securities - equity impact	0	0
Unrealised profit on securities - P/L impact	(164)	0
Revaluation of hedging derivatives	(391)	0
Other temporary differences	(16)	0
	(630)	(80)
Deferred income tax assets		
General and specific loan loss provisions	394	2,387
Reserves and provisions for assets	451	0
Other provisions	125	0
Provisions for non-banking receivables	64	0
Tax loss carry forwards	0	118
Unrealised losses on securities	206	290
Fixed assets depreciation	0	0
Other temporary differences	85	268
	1,325	3,063
Net deferred income tax asset before adjustment	**695**	2,983
Adjustment for uncertain realisation of tax asset	**(1,325)**	(3,063)
Net deferred income tax liability	**(630)**	(80)

The reduction in the unrecognised deferred tax asset as of 31 December 2001 when compared with the prior year end reflects primarily changes in the treatment of the general reserves held by the Bank as of 31 December 2001 pursuant to the prospective application of amendments to the Act on Reserves. The Act as presently drafted requires that the Bank release these provisions in the accounting periods ending 31 December 2005.

31 Subordinated debt

In 1998, Komercni Finance, B. V. (a wholly owned subsidiary of the Bank) issued guaranteed step-up callable notes due 15 May 2008, bearing interest at 9 percent per annum to 15 May 2003 and then interest at a rate per annum equal to the sum of the six-month dollar deposit LIBOR for the relevant payment period plus 5 percent. The notes constitute direct, unsecured, unconditional, subordinated obligations of Komercni Finance, B. V. which are irrevocably, fully and, subject to subordination, unconditionally guaranteed as to principal, premium and interest by the Bank. The notes are redeemable at the option of Komercni Finance, B. V. in whole on any interest payment date on or after 15 May 2003. The nominal value of the subordinated debt is USD 200 million.

32 Share capital

The Bank's share capital, legally registered in the Register of Companies on 11 February 2000, is CZK 19,005 million and consists of 38,009,852 ordinary shares with a nominal value of CZK 500 each (ISIN: CZ0008019106).

In connection with the sale of the State's controlling interest in the Bank held by the National Property Fund of the Czech Republic, Societe Generale S. A., incorporated under French law, having its registered office address at 29, boulevard Haussmann, 75009 Paris, France, acquired a 60.001 percent shareholding in the Bank on 4 October 2001. Societe Generale is a French joint stock company registered in the Register of Companies (Registre du Commerce et Societes) under no. RCS Paris 552 120 222. Societe Generale operates as a licensed bank pursuant to a resolution issued on 4 May 1864 and is subject to the regulatory requirements of the French Companies Act (Loi sur les Societes Commerciales 66-537, 24 July 1966) and the French Banking Act (Loi Bancaire 84-46, 24 January 1984).

33 Analysis of cash and cash equivalents reported in the cash flow statement

	31 December 2001 CZKm	31 December 2000 CZKm	**Change in the year CZKm**
Cash and balances with central banks	17,996	19,830	(1,834)
Current accounts with other banks	215	777	(562)
Amounts owed to banks	(1,057)	(1,158)	101
Total	**17,154**	19,449	**(2,295)**

34 Commitments and contingent liabilities

Legal disputes

The Bank conducted a review of legal proceedings outstanding against it as of 31 December 2001. Pursuant to the review of significant litigation matters in terms of the risk of losses and litigated amounts, the Bank has recorded a provision of CZK 75 million for these legal disputes. The Bank has also recorded an accrual of CZK 24 million for costs associated with cross-border legal actions brought against a foreign client in connection with losses incurred in the Bank's trade finance area.

The Bank has been notified that certain parties against which it is taking legal action may file counterclaims against it. The Bank has no information that such claims have yet been filed in any court. The Bank will contest any such claims and, taking into consideration the opinion of its internal and external legal counsel, believes that any asserted claims made will not materially affect its financial position. No provision has been made in respect of these matters.

Notes to the Unconsolidated Financial Statements

Year ended 31 December 2001

Commitments arising from the issuance of guarantees

Commitments from guarantees represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties. These assurances carry the same credit risk as loans and therefore the Bank makes provisions against these instruments on the same basis as is applicable to loans.

Purchase of Societe Generale's Prague branch

Pursuant to the Share Purchase Agreement dated 12 July 2001, the Bank will acquire the business of Societe Generale's Prague branch. It is anticipated that the Bank will complete the acquisition of the business and assets and liabilities of Societe Generale's Prague branch in the first quarter of 2002. For further information refer to Note 45.

Capital commitments

As of 31 December 2001, the Bank had capital commitments of CZK 88 million (2000: CZK 34 million) in respect of current capital investment projects. Management is confident that future net revenues and funding will be sufficient to cover this commitment.

Commitments arising from the issuance of letters of credit

Documentary letters of credit, which are written irrevocable undertakings by the Bank on behalf of a customer (mandatory) authorising a third party (beneficiary) to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under open letters of credit are considerably less than the commitments under issued guarantees, avals or stand-by letters of credit. However, the Bank records provisions against these instruments on the same basis as is applicable to loans.

Commitments to extend credit, undrawn loan commitments, unutilised overdrafts and approved overdraft loans

The primary purpose of commitments to extend credit is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorisations to extend credits in the form of loans, guarantees or stand-by letters of credit. Commitments to extend credit issued by the Bank represent issued loan commitments or guarantees, undrawn portions of and approved overdrafts loans. Commitments to extend credit or guarantees issued by the Bank which are contingent upon customers maintaining specific credit standards (including the condition that a customer's solvency does not deteriorate) are revocable commitments. Irrevocable commitments represent undrawn portions of authorised loans and approved overdraft facilities because they result from contractual terms and conditions in the credit agreements.

TRAVEL COMMITTEE
returns, by popular demand to
MYRTLE BEACH, SOUTH CAROLINA

Monday, August 19th through Friday, August 23, 2002

The bus will depart from Anacostia Avenue and Dix Street, N.E. (River Terrace), Monday morning August 19th at 6:00 AM, and depart Myrtle Beach, South Carolina, Friday, August 23rd at 11:00 am.

RATES ARE AS FOLLOWS:

Children (3-14 years old) rates are based on two (2) paying adults in their room. (NO EXCPETIONS)

2 Adults - $380.00 each   3 Adults - $326.00 each   4 Adults - $301.00 each   Single - $550.00

$200

Child (3-6 yr) - $160.00
Child (7-11 yr) - $175.00
Child (12-14 yr) - $205.00

Rates include round trip transportation via New World Bus, four nights stay at the Landmark Resorts where you can enjoy 10 different Indoor and Outdoor pools, indoor lazy river for adults and kids, baggage handling, full course breakfast each morning during your stay at the hotel, live show and dinner one evening at the DIXIE STAMPEDE THEATRE, enjoy one evening of dinner and show at MEDIEVAL TIMES, dinner one evening at PRESTON'S SEAFOOD & COUNTRY BUFFET and free refreshments serve to and from Myrtle Beach, South Carolina.

A $25.00 (per person) deposit is due immediately to reserve your seat, **with the final payment due Sunday, July 7, 2002.**
NO REFUNDS AFTER APRIL 7, 2002 (NO EXCEPTIONS).
Payments must be made monthly to secure your seat(s).

FOR MORE INFORMATION CONTACT:

Ellen Henry (202) 388-4683   Ethel Alexander (202) 396-8940
Louise Hughes (202) 399-5311   Shirley Williams (202) 232-6419
Robert & Linda Hunter (301) 499-4977



Komercni banka, a. s.

Consolidated Financial Statements
Under Czech Accounting Standards
Year Ended 31 December 2001

TABLE OF CONTENTS

Komercni banka, a. s.

Unconsolidated Financial Statements
prepared in accordance with
International Accounting Standards
for the year ended 31 December 2001

Table of Contents

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF KOMERCNI BANKA, a.s.

We have audited the accompanying unconsolidated balance sheet of Komercni banka, a.s. (the Bank) as of December 31, 2001, and the related unconsolidated statements of profit and loss account, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

Prague, 26 March 2002

Deloitte & Touche

Unconsolidated Profit and Loss Statement

Year ended 31 December 2001

	Notes	**Year ended 31 December 2001**	Year ended 31 December 2000
		CZKm	CZKm
Interest income	4	**28,147**	29,096
Interest expense	4	**(15,158)**	(16,809)
Net interest income	4	**12,989**	12,287
Net fees and commissions	6	**8,394**	7,181
Net profit/(loss) on financial operations	7	**1,551**	1,543
Other income	8	**875**	794
Total operating income		**23,809**	21,805
Administrative expenses	9	**(10,954)**	(10,540)
Depreciation and other provisions	10	**(2,356)**	(2,416)
Restructuring costs	11	**(1,755)**	(827)
Total operating costs		**(15,065)**	(13,783)
Profit before provision for loan and investment losses and income taxes		**8,744**	8,022
Provision for loan losses		***(2,865)***	*(7,876)*
Provision for losses on securities		***(1,970)***	*0*
Provision for investments in subsidiaries and associates		***(498)***	*(148)*
Provisions for loan and investment losses	12	**(5,333)**	(8,024)
Profit/(loss) before income taxes		**3,411**	(2)
Income taxes	13	**(879)**	(17)
Net profit/(loss)		**2,532**	(19)
Earnings/(loss) per share (in CZK)	15	**66.61**	(0.51)

The accompanying notes are an integral part of these unconsolidated financial statements.

Unconsolidated Balance Sheet

As of 31 December 2001

	Notes	31 December 2001 CZKm	31 December 2000 CZKm
Assets			
Cash and balances with the central bank	16	**18,211**	20,607
Amounts due from banks	17	**155,602**	122,657
Securities held for trading	18	**3,706**	14,809
Receivables on financial derivative transactions	35	**7,851**	3,312
Due from Ceska konsolidacni agentura	19	**49,765**	52,642
Loans and advances to customers, net	20	**135,197**	126,943
Securities available for sale	21	**33,457**	29,772
Investments held to maturity	22	**960**	11,693
Prepayments, accrued income and other assets	23	**4,065**	4,790
Investments in subsidiaries and associates	24	**1,223**	1,625
Tangible and intangible fixed assets, net	25	**11,683**	13,355
Total assets		**421,720**	402,205
Liabilities			
Amounts owed to banks	26	**28,860**	39,378
Amounts owed to customers	27	**316,791**	287,624
Payables on financial derivative transactions	35	**4,296**	2,702
Certificated debt	28	**27,771**	27,441
Accruals, provisions and other liabilities	29	**11,849**	17,189
Income taxes payable	13	**673**	17
Deferred tax liability	30	**630**	80
Subordinated debt	31	**7,252**	7,563
Total liabilities		**398,122**	381,994
Shareholders' equity			
Share capital	32	**19,005**	19,005
Share premium and reserves		**4,593**	1,206
Total shareholders' equity		**23,598**	20,211
Total liabilities and shareholders' equity		**421,720**	402,205

The accompanying notes are an integral part of these unconsolidated financial statements.

These financial statements were approved by the Management Board on 26 March 2002.

Signed on behalf of the Management Board:

Alexis Juan — Chairman of the Management Board and CEO

Tomas Spurny — Member of the Management Board and Deputy CEO

Unconsolidated Statement of Changes in Shareholders' Equity

Year ended 31 December 2001

	Share capital	Share premium	Capital and reserve funds and undistributed profit*
	CZKm	CZKm	CZKm
Balance at 31 December 1999	16,604	6,008	(4,836)
Share capital increase	2,401	0	0
Settlement of prior year losses	0	(6,008)	6,008
Equity compensation program reserve	0	0	0
Net loss for the year	0	0	(19)
Balance at 31 December 2000	**19,005**	**0**	**1,153**
Effect of adoption of IAS 39, net of tax			
- derivative instruments reclassified from hedging derivatives	0	0	140
- hedging instruments	0	0	0
- available for sale securities	0	0	94
Restated balance at 1 January 2001	**19,005**	**0**	**1,387**
Cash flow hedging:			
- net fair value, net of tax	0	0	0
- transfer to net profit, net of tax	0	0	0
Currency translation from foreign investments	0	0	0
Treasury shares	0	0	(151)
Equity compensation program reserve	0	0	0
Net profit for the period	0	0	2,532
Balance at 31 December 2001	**19,005**	**0**	**3,768**

	Compensation reserve	Hedging reserve	Revaluation reserve	Total
	CZKm	CZKm	CZKm	CZKm
Balance at 31 December 1999	0	0	0	**17,776**
Share capital increase	0	0	0	**2,401**
Settlement of prior year losses	0	0	0	**0**
Equity compensation program reserve	53	0	0	**53**
Net loss for the year	0	0	0	**(19)**
Balance at 31 December 2000	**53**	**0**	**0**	**20,211**
Effect of adoption of IAS 39, net of tax				
- derivative instruments reclassified from hedging derivatives	0	0	0	**140**
- hedging instruments	0	136	0	**136**
- available for sale securities	0	0	0	**94**

Unconsolidated Statement of Changes in Shareholders' Equity

Year ended 31 December 2001

Restated balance at 1 January 2001	**53**	**136**	**0**	**20,581**
Cash flow hedging:				
- net fair value, net of tax	0	975	0	**975**
- transfer to net profit, net of tax	0	(239)	0	**(239)**
Currency translation from foreign investments	0	0	(56)	**(56)**
Treasury shares	0	0	0	**(151)**
Equity compensation program reserve	(44)	0	0	**(44)**
Net profit for the period	0	0	0	**2,532**
Balance at 31 December 2001	**9**	**872**	**(56)**	**23,598**

*Capital and reserve funds and undistributed profit consists of statutory reserve funds, reserve funds for treasury shares, other funds created from profit and retained earnings.

The accompanying notes are an integral part of these unconsolidated financial statements.

Unconsolidated Cash Flow Statement

Year ended 31 December 2001

	Year ended 31 December 2001 CZKm	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm	Year ended 31 December 2000 CZKm
Cash flows from operating activities				
Interest and commission receipts	**37,375**		40,346	
Interest and commission payments	**(16,483)**		(20,272)	
Other income receipts	**2,036**		927	
Cash payments to employees and suppliers	**(10,341)**		(9,017)	
Operating cash flow before changes in operating assets and operating liabilities	**12,588**		11,984	
Due from financial institutions	**(30,068)**		(43,521)	
Loans and advances to customers	**(11,459)**		44,273	
Securities held for trading	**10,565**		(6,660)	
Other assets	**(5,714)**		(5,167)	
(Increase)/decrease in operating assets	**(36,677)**		(11,075)	
Amounts owed to financial institutions	**(10,418)**		(18,803)	
Amounts owed to customers	**29,167**		28,433	
Other liabilities	**(808)**		6,474	
Increase/(decrease) in operating liabilities	**17,941**		16,104	
Net cash flow from operating activities before taxes	**(6,148)**		17,013	
Income taxes paid	**(28)**		0	
Net cash flows from operating activities		**(6,176)**		17,013
Cash flows from investing activities				
Dividends received	**222**		451	
Purchase of investments held to maturity	**(761)**		(19,337)	
Net purchase/(sale) of securities available for sale	**4,752**			
Net purchase/(sale) of tangible and intangible fixed assets	**(392)**		(1,463)	
Net purchase/(sale) investments in subsidiaries and associates	**60**		106	
Net cash flow from investing activities		**3,881**		(20,243)
Cash flows from financing activities				
Share capital	**0**		2,401	
Certificated debts	**0**		(300)	
Net cash flow from financing activities		**0**		2,101
Net increase/(decrease) in cash and cash equivalents	**(2,295)**		(1,129)	
Cash and cash equivalents at beginning of year	**19,449**		20,578	
Cash and cash equivalents at end of year (see Note 33)		**17,154**		19,449

The accompanying notes are an integral part of these unconsolidated financial statements.

Notes to the Unconsolidated Financial Statements

Year ended 31 December 2001

1 *Principal activities*

Komercni banka, a. s. (the 'Bank') is incorporated in the Czech Republic as a joint-stock company. The principal activities of the Bank are as follows:

I. Providing loans, advances and guarantees in Czech Crowns and foreign currencies;
II. Acceptance and placement of deposits in Czech Crowns and foreign currencies;
III. Providing current and term deposit accounts in Czech Crowns and foreign currencies;
IV. Providing banking services through an extensive branch network in the Czech Republic;
V. Treasury operations in the interbank market;
VI. Servicing foreign trade transactions; and
VII. Investment banking.

The registered office address of the Bank is Na Prikope 33/969, 114 07 Prague 1. The Bank has 342 branches and sub-agencies in the Czech Republic. The Bank had 9,229 employees as of 31 December 2001. The Bank has operations in the Czech Republic and Slovakia through its subsidiary Komercni banka Bratislava, a.s.

The Bank's ordinary shares are publicly traded on the Prague Stock Exchange. Societe Generale, a French bank, became the majority shareholder of the Bank on 4 October 2001 following its purchase of a 60 percent shareholding in the Bank which had been held by the Czech Government through the National Property Fund.

2 *Principal developments during the year ended 31 December 2001*

State guarantee

Pursuant to a Government resolution dated 18 December 2000, the Bank entered into an agreement with Konsolidacni banka under which Konsolidacni banka covers losses incurred by the Bank, up to a maximum amount of CZK 20,000 million, incurred over a three year period, beginning on 31 December 2000, on a defined portfolio of classified exposures. This agreement has been taken into account when determining the value of the Bank's assets and the level of required provisions for loan losses reported as of 31 December 2000 and 31 December 2001. Further details of this guarantee arrangement and its impact on provisioning for loan losses can be found in Note 19 to these financial statements.

Restructuring of the Bank

The Management Board of the Bank continued to implement its restructuring program initiated in 2000. During the year ended 31 December 2001, the principal steps within this program have been as follows:

- The centralisation and redistribution of certain support activities to a subsidiary of the Bank with the objective of localising the provision of internal services within the Bank's financial group and reducing operating costs (approximately 450 staff were relocated when this measure came into effect on 1 July 2001);

- The centralisation and redistribution of user support services and other activities relating to information technologies to a subsidiary with the objective of localising these services within the Bank's financial group and reducing operating costs (approximately 250 staff were relocated when this measure came into effect on 1 September 2001);

- The centralisation of selected back-office activities and rationalisation of back-office processes within the Bank, with a headcount reduction of up to 30 percent (including the regionalisation of accounting units into 9 locations and the headcount reduction is approximately 30 percent, with effect from 1 July 2001 and the partial centralisation of the loan portfolio management function into 9 locations, with effect from 1 October 2001).

These and other measures have led to a reduction in the Bank's headcount by 1,404, or 13 percent, to 9,299 during the year ended 31 December 2001 compared to 10,703 as of 31 December 2000.

Privatisation of the Bank

On 28 June 2001, the Government of the Czech Republic approved the French bank Societe Generale in the tender to acquire the State's 60 percent shareholding in the Bank. Societe Generale acquired 60 percent of the issued share capital of the Bank for a consideration of approximately CZK 40 billion (that is EUR 1,186 million).

On 12 July 2001, Societe Generale entered into a Share Purchase Agreement with the National Property Fund to acquire the State's 60 percent shareholding in the Bank.

Societe Generale obtained control of the Bank following the approval of the Czech National Bank and the Securities Commission and the cessation of the proceedings of the Economic Competition Protection Office regarding public support in connection with the provision of the guarantee by Konsolidacni banka for a selected portfolio of low quality assets up to the amount of CZK 20 billion.

The Supervisory Board of the Bank accepted the resignation of the seven members of the Bank's Management Board and elected a new Management Board on 5 October 2001 comprising five members: Mr Alexis Juan, Mr Patrice Cheroutre, Mr Matus Pull, Mr Peter Palecka and Mr Tomas Spurny.

At the Extraordinary Meeting held on 8 October 2001, the shareholders of the Bank approved new Articles of Incorporation and elected a new Supervisory Board.

The changes involved amendments to the governance model of the Bank and the relationship between the Management and Supervisory Boards enhancing the authority of the Management Board and the Executive Committee (the newly established management body for the day-to-day management of the Bank's operations).

On 5 October 2001, the Management Board appointed the following officers of the Bank to the Executive Committee:

Name	Position	Area of responsibility
Alexis Juan	Chairman of the Management Board and CEO	Strategy, sales, marketing, information technology, operations, investment banking
Peter Palecka	Vice-chairman of the Management Board and 1st Deputy CEO	Secretariat, legal services, public relations, compliance, organisational structure
Patrice Cheroutre	Member of the Management Board and Deputy CEO	Risk management
Matus Pull	Member of the Management Board and Deputy CEO	Corporate banking
Tomas Spurny	Member of the Management Board and Deputy CEO	Finance and corporate planning
Phillippe Delacarte	Deputy CEO	Small and medium-sized companies
Michel Fenot	Deputy CEO	Distribution network
Jiri Huml	Deputy CEO	Information technologies and operations
Radomir Lasak	Deputy CEO	Distribution network
Andre Leger	Deputy CEO	Marketing and retail banking
Marek Stefanowicz	Deputy CEO	Investment banking
Karel Vasak	Deputy CEO	Human resources
Jan Kubalek	Executive Vice-president	Alternative distribution channels
Pascal Dupont	Executive Vice-president	Risk management
Michal Herman	Executive Vice-president	Finance

Societe Generale made five appointments to the new nine-member Supervisory Board (Didier Alix, Severin Cabannes, Jean-Louis Mattei, Christian Poirier and Petr Laube). The remaining four seats are taken by a representative of the National Property Fund (Jan Juchelka) and three representatives elected by the employees of the Bank (Pavel Krejci, Jan Kucera and Miroslava Smidova).

In accordance with relevant legislation, the obligation to acquire the shares of minority shareholders does not apply when a controlling stake is acquired as part of the privatisation of the State's shareholdings. Therefore Societe Generale has not made an offer to repurchase the shares held by the Bank's minority shareholders.

3 *Principal accounting policies*

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of accounting

The unconsolidated financial statements are prepared in accordance with and comply with International Accounting Standards ('IAS') effective for the year ended 31 December 2001. The unconsolidated financial statements are prepared on an accrual basis of accounting whereby the effects of transactions and other events are recognised when they occur and they are reported in the financial statements of the periods to which they relate, and on the going concern assumption. The financial statements include a balance sheet, a profit and loss statement, a statement of changes in shareholders' equity, a cash flow statement and notes to the financial statements. In certain instances, the reported amounts relating to the previous accounting period have been reclasified for comparison purposes.

The unconsolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale investment securities, financial assets and financial liabilities held for trading and all derivative contracts.

In 2001, the Bank adopted IAS 39 Financial Instruments: Recognition and Measurement. The financial effects of adopting IAS 39 are reported in the unconsolidated statement of changes in shareholders' equity. Further information is disclosed in accounting policies for Derivative financial instruments and hedging, Trading securities, Investment securities and Originated loans and provisions for loan impairment and in the related notes. Prior to the adoption of IAS 39, all debt and equity securities, except for trading securities, were measured at amortised cost or cost respectively, providing for permanent value impairments. IAS 39 has been applied prospectively in accordance with the requirements of the standard.

The Bank maintains its books of accounts and prepares statements for regulatory purposes in accordance with Czech accounting principles. The accompanying financial statements are based on the accounting records of the Bank, together with appropriate adjustments and reclassifications necessary for fair presentation in accordance with IAS. A reconciliation of reserves and profit for the year reported under Czech accounting principles to reserves and profit for the year reported under IAS is shown in Note 37 to these financial statements.

The presentation of financial statements in conformity with IAS requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. These estimates are based on the information available as of the date of the financial statements and actual results could differ from those estimates.

The reporting currency used in the unconsolidated financial statements is the Czech Crown ('CZK') with accuracy to CZK million.

(b) Investments in subsidiaries and associates

The Bank's investments in subsidiary and associated undertakings are recognised at cost less any provisions. Investments, in which the Bank, directly or indirectly, has an equity interest less than 20 percent, are reported as '*Securities available for sale*.'

Subsidiary undertakings are those companies in which the Bank, directly or indirectly, has an interest of more than one half of the share capital or otherwise has power to exercise control over the operations of the entity. Associated undertakings are those companies in which the Bank, directly or indirectly, holds 20 - 50 percent of the entity's issued share capital.

Dividends are recorded as declared and included as a receivable in the balance sheet line '*Prepayments, accrued income and other assets*' and in '*Other Income*' in the profit and loss statement. Upon receipt of the dividend, the receivable is offset against the collected cash.

Provisions against fixed asset investments are established as equal to the excess of cost over the entity's equity balance.

Gains and losses arising from the re-translation of fixed asset investments denominated in foreign currencies are reported in equity and are recognised through the profit and loss statement only after the relevant investments are sold.

(c) Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into CZK and reported in the financial statements at the exchange rate declared by the Czech National Bank ("CNB") prevailing as of the balance sheet date. Income and expenses denominated in foreign currencies are recorded in Czech Crowns in the underlying accounting system of the Bank and are therefore reported in the financial statements at the official exchange rate prevailing as of the date of the transaction. Gains and losses arising from movements in exchange rates after the date of the transaction are recognised in '*Net profit/(loss) on financial operations*.' Net gains on the revaluation of fixed asset investments are recorded as a component of equity in '*Revaluation reserve*.'

(d) Originated loans and provisions for loan impairment

Loans originated by the Bank by providing money directly to a borrower are categorised as loans originated by the Bank and are carried at amortised cost. All loans and advances are recognised when cash is advanced to borrowers.

Loans and advances to customers and financial institutions are stated net of provisions for loan losses. A credit risk provision for loan impairment is established if there is objective evidence that the Bank will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the interest rate at inception. Specific provisions are assessed with reference to the credit standing and performance of the borrower and take into account the value of any collateral or third party guarantees.

Notes to the Unconsolidated Financial Statements

Year ended 31 December 2001

The Bank charges penalty interest to borrowers when a portion of the loan falls overdue. Pursuant to the Bank's internal policies, penalty interest is not covered by the collateral set aside against the loan of the borrower. Penalty interest is accounted for on a cash basis in '*Interest income*.'

A general provision for loan impairment is established to cover losses that are judged by the management of the Bank to be present in the loan portfolio as of the balance sheet date, but which have not been allocated to specific or individual exposures.

The Bank writes off loss loans when clients are unable to fulfil their obligations to the Bank in respect of these loans. The loan is written off against the related provision for loan impairment. Subsequent recoveries are credited to the profit and loss statement in '*Provision for loan losses*' if previously written off.

(e) Securities

Securities held by the Bank are categorised into portfolios in accordance with the Bank's intent on the acquisition of the securities and pursuant to the Bank's security investment strategy. On the adoption of IAS 39, the Bank developed security investment strategies and, reflecting the intent of the acquisition, allocated securities to 'Securities held for trading' and Investment securities to the 'Available for sale' portfolio and the 'Held to maturity' portfolio. The principal difference among the portfolios relates to the measurement approach of securities and the recognition of their fair values in the financial statements. The Bank reclassified the balances of investment securities included in the financial statements as of 31 December 2000 so as to obtain comparative information for both periods.

All securities held by the Bank are recognised using settlement date accounting and initially measured at their cost including transaction costs.

Securities held for trading

Securities held for trading are financial assets (equity and debt securities, treasury bills, participation certificates) acquired by the Bank for the purpose of generating a profit from short-term fluctuations in prices. Subsequent to the initial recognition these securities are accounted for and stated at fair value which approximates the price quoted (mid price, that is, the average between bid and offer) on recognised stock exchanges. The Bank monitors changes in fair values of securities on a daily basis and includes unrealised gains and losses in '*Net profit/(loss) on financial operations.*' Interest earned on trading securities is accrued on a daily basis and reported as '*Interest Income*' in the profit and loss statement. Dividends on trading securities are recorded when declared and included as a receivable in the balance sheet line '*Prepayments, accrued income and other assets*' and in '*Net profit/(loss) on financial operations*' in the profit and loss statement.

All purchases and sales of securities held for trading that require delivery within the time frame established by regulation or market convention ('regular way' purchases and sales) are recognised as spot transactions. Transactions that do not meet the 'regular way' settlement criterion are treated as financial derivatives.

Investments held to maturity

Investments held to maturity are financial assets with fixed or determinable payments and fixed maturities that the Bank has the positive intent and ability to hold to maturity. This portfolio comprises treasury bills and debt securities. Held to maturity investments are carried at amortised cost using the effective yield method, less any provision for impairment.

The Bank assesses on a regular basis whether there is any objective evidence that an investment held to maturity may be impaired. A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount which is equal to the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. When an impairment of assets is identified, the Bank recognises provisions through the profit and loss statement line *'Provision for losses on securities'*.

Available for sale securities

Available for sale securities are those financial assets that are not classified as financial assets held for trading or held-to-maturity investments. This portfolio comprises equity securities and debt securities, including asset backed securities and participation certificates. Subsequent to initial recognition, available-for-sale financial assets are re-measured at fair value based on quoted prices or amounts derived from cash flow models. In circumstances where the quoted market prices are not readily available, the fair value of debt securities is estimated using the present value of future cash flows and the fair value of unquoted equity instruments is estimated using applicable price/earnings or price/cashflow ratios refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes on the fair value of securities classified as available-for-sale are recognised as they arise in the profit and loss statement line *'Net profit/(loss) on financial operations.'*

Where the impairment of securities available for sale associated with credit risk is other than temporary, the carrying amount of the security is immediately written down to its recoverable value. This writedown is included in the profit and loss statement line *'Provisions for losses on securities.'* Interest earned whilst holding available-for-sale securities is accrued on a daily basis and reported as *'Interest income'* in the profit and loss statement. Dividends on securities available for sale are recorded as declared and included as a receivable in the balance sheet line *'Prepayments, accrued income and other assets'* and in *'Net profit/(loss) on financial operations'* in the profit and loss statement. Upon payment of the dividend, the receivable is offset against the collected cash.

(f) Tangible and intangible fixed assets

Tangible and intangible fixed assets are stated at historical cost less accumulated depreciation together with accumulated impairment losses. Fixed assets are depreciated through the accumulated depreciation charge. Depreciation is calculated on a straight-line basis to write off the cost of each asset to their residual values over their estimated useful economic life. Land and assets in the course of construction are not depreciated.

The estimated useful economic lives in years are set out below:

Machinery and equipment, computers, vehicles	4
Fixtures, fittings and equipment	6
Energy machinery and equipment	12
Buildings and structures	30

The Bank periodically tests its assets for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Where assets are identified as being surplus to the Bank's requirements management have assessed the recoverable value by reference to a net selling price based on third party valuation reports adjusted downwards for an estimate of associated sale costs.

Repairs and renewals are charged directly to the profit and loss statement when the expenditure is incurred.

(g) Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised at their fair value and depreciated over the useful lives of assets. The capital element of each future lease obligation is recorded as a liability, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

Payments made under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

At present the Bank does not act as a lessor for finance or operating leases.

(h) Provisions for charges and for guarantees and other off balance sheet credit related commitments

The Bank recognises a provision when:

- It has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- A reliable estimate can be made of the amount of the obligation.

In addition, the Bank has established a restructuring provision. The Bank recognises a provision for restructuring costs when it has formulated restructuring plan, and started to implement the restructuring plan or announced its main features. Information on restructuring costs identified by the Bank is given in Note 11.

In the normal course of business, the Bank enters into credit related commitments which are recorded in off balance sheet accounts and primarily include guarantees, letters of credit and undrawn loan commitments. Specific provisions are made for estimated losses on these commitments on the same basis as set out in note 3 (d). The Bank makes a general provision for risks that are judged by the management of the Bank to be present at the balance sheet date, but which have not been allocated to specific or individual exposures.

(i) Certificated debts

Certificated debts issued by the Bank are stated at amortised costs using the effective interest rate method. Interest expense arising on the issue of certificated debts is included in the profit and loss statement line '*Interest expense.*'

In the event of the repurchase of its own certificated debts the Bank de-recognises these debts so as to reflect the economic substance of the transaction as a repayment of the Bank's commitment and decrease its liabilities in the balance sheet line '*Certificated debt*'. Gains and losses arising as a result of the repurchase of the Bank's own certificated debts are included in '*Net profit/(loss) on financial operations*' or in '*Net interest income.*' The Bank reports the repurchased certificated debts as assets only if there exists a contractual commitment to resell the securities in the future.

(j) Recognition of income and expense

Interest income and expense are recognised in the profit and loss statement for all interest bearing instruments on an accrual basis using the effective interest rate. Interest income includes coupons earned on fixed income investments and trading securities and accrued discount and premium on treasury bills and other discounted instruments. Penalty interest is accounted for on a cash basis. Fees and commissions are recognised as income in the profit and loss statement when due.

(k) Taxation and deferred taxation

Taxation is calculated in accordance with the provisions of the relevant legislation of the Czech Republic and other jurisdictions in which the Bank operates, based on the profit or loss recognised in the income statement prepared pursuant to Czech accounting standards and accounting standards of other jurisdictions.

Deferred income tax is provided, using the balance sheet liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, specific and general provisions for loans, securities revaluation and tax losses carried forward. Deferred tax assets in respect of tax losses carried forward and other temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the tax assets can be utilised.

Deferred tax related to fair value re-measurement of available-for-sale investments on the initial application of IAS 39 and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the profit and loss statement together with the deferred gain or loss.

(l) Sale and repurchase agreements

Securities sold under sale and repurchase agreements ('repos') are recorded as assets in the balance sheet lines '*Securities held for trading*' and '*Securities available for sale*' and the counterparty liability is included in '*Amounts owed to banks*' or '*Amounts owed to customers*' as appropriate. Securities purchased under agreements to purchase and resell ('reverse repos') are recorded as assets in the balance sheet line '*Due from banks*' or '*Loans and advances to customers*' as appropriate, with the corresponding decrease in cash being included in '*Cash and balances with the central bank.*' The difference between the sale and repurchase price is treated as interest and accrued evenly over the life of the repo agreement using the effective interest rate.

(m) Derivative financial instruments and hedging

In the normal course of business, the Bank is a party to contracts for derivative financial instruments which represent a very low initial investment compared to the notional value of the contract. The derivative financial instruments used include interest rate forward or swap agreements and currency swaps. These financial instruments are used by the Bank to hedge interest rate risk and currency exposures associated with its transactions in the financial markets. The Bank also acts as an intermediary provider of these instruments to certain clients.

Derivative financial instruments are initially recognised in the balance sheet at cost (including transaction costs) and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives are embedded in other financial instruments, such as the conversion option in a convertible bond, and are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in income.

Changes in the fair value of derivatives held for trading are included in the line '*Net profit/(loss) on financial operations*'.

On the date a derivative contract is entered into, the Bank designates certain derivatives as either (i) a hedge of the fair value of a recognised asset or liability (fair value hedge) or (ii) a hedge of a future cashflow attributable to a recognised asset or liability, a forecasted transaction or a firm commitment (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Bank's criteria for a derivative instrument to be accounted for as a hedge include:

(a) formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship is prepared before hedge accounting is applied;
(b) the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the reporting period; and
(c) the hedge is effective on an ongoing basis.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to the hedged risk, are recorded in the profit and loss account along with the corresponding change in fair value of the hedged asset or liability that is attributable to the specific hedged risk. The ineffective element of the hedge is charged directly to the profit and loss line '*Net profit/(loss) on financial operations*.'

If the hedge no longer meets the criteria for hedge accounting, an adjustment to the carrying value of a hedged interest-bearing financial instrument is amortised to net profit and loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

Changes in fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to hedged risk, are recognised in the reserve in shareholders' equity. Amounts deferred in equity are transferred to the profit and loss account and classified as revenue or expense in the periods during which the hedged assets and liabilities affect the profit and loss statement. The ineffective element of the hedge is charged directly to the profit and loss line '*Net profit/(loss) on financial operations*.

Certain derivative transactions, while providing effective economic hedges under the Bank's risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as derivatives held for trading with fair value gains and losses reported in income in line '*Net profit/(loss) on financial operations*'.

The fair value of derivative instruments held for trading and hedging purposes are disclosed in Note 35. The effects of adoption of IAS 39 on 1 January 2001 and the movements on the hedging reserve on shareholders' equity are shown in Note 38.

(n) Regulatory requirements

The Bank is subject to the regulatory requirements of the respective national central banks. These regulations include limits and other restrictions pertaining to minimum capital adequacy requirements, classification of loans and off balance sheet commitments and provisioning to cover credit risk, liquidity, interest rate and foreign currency position.

(o) Fiduciary activities

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where the Bank acts in a fiduciary capacity such as nominee, trustee or agent.

(p) Share capital and treasury stock

Where the Bank purchases its own share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own shares are charged or credited to the treasury share account in equity.

TO BE CONTINUED

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

The Bank is required to report regularly to Konsolidacni banka (now the Czech Consolidation Agency) on the administration of the assets and the expected losses on the guaranteed exposures.

The state guarantee became effective at the beginning of October 2001 following the decision of the Economic Competition Protection Office, dated 20 September 2001, to cease its proceedings in connection with the guarantee as set out in the Guarantee Agreement dated 29 December 2000 regarding the provision of public support, pursuant to the Public Support Act No. 59/2000 Coll.

Reserves and provisions to cover the Bank's participation in the expected final losses on the guaranteed portfolio

The Bank establishes provisions, on an accruals basis, to cover its participation in the aggregate losses that it estimates will be incurred on the guaranteed portfolio. As of 31 December 2001, the Bank carried within its general reserve an amount of CZK 4,449,677 thousand which represents the Bank's present assessment of its participation in the estimated aggregate losses on the guaranteed portfolio (that is, total losses in the amount of approximately CZK 24,500 million). Management of the Bank monitors closely the expected development of the guaranteed portfolio through a series of scenario analyses and assessments of a large number of individual exposures representing a substantial proportion of the nominal value outstanding. The scenarios and assessments employed reflect the uncertainties arising from the absence of benchmark recovery rates when using systematic recovery efforts in the Czech Republic, the weaknesses in the legal framework regarding the enforcement of creditor rights and the intention of management to realise substantially all of the portfolio over a three year time horizon. Based on the facts presently available and given that the Bank has only twelve months experience of realisation of the guaranteed portfolio, management consider it appropriate and prudent to maintain its estimate of the aggregate loss at a level similar to that as of 31 December 2000. Management will continue to monitor developments in the guaranteed portfolio and will revisit its estimates again during 2002.

Exchange of non-performing assets transferred to Konpo as part of the restructuring of assets in March 2000

On 29 January 2001, the Bank entered into an agreement with Konpo, a subsidiary of Ceska konsolidacni agentura, under which it agreed to take back certain assets transferred to it under an original agreement dated 25 March 2000. Under this latter agreement the Bank had transferred non-performing assets with a nominal value of CZK 60,000 million. The Bank replaced these assets which did not comply with the parameters of the original agreement with other assets of the quality that did so. The final exchange of assets that had a gross nominal value of CZK 2,958 million took place on 31 May 2001. The transfers were effected at a price representing 60 percent of the gross nominal value of the assets, that is, the same price that was used in transferring the assets in March 2000. The financial impact of this asset transfer on the Bank's profit and loss statement was negative and amounted to CZK 435 million.

Syndicated loans granted

The Bank acts as an agent, arranger, co-arranger or participant in syndicated loan arrangements and in circumstances where it acts as an agent it also assumes the role of an arranger or co-arranger. The table below reflects only those loan facilities where the Bank acts as an agent and the Bank's participation was lower than 100 percent as of 31 December 2001 (the table excludes balances where a portion of the loan is sold on a secondary market).

Non-banking syndicated loans

	Participation CZK '000	Interest rate (%)	Portion of risk (%)
Komercni banka, a. s.	866 159	6.58	50.00
Other creditors	866 159		50.00
Total to client 1*	**1 732 318**		**100.00**
Komercni banka, a. s.	1 527 940	6.99	55.56
Other creditors	1 222 132		44.44
Total to client 2*	**2 750 072**		**100.00**
Komercni banka, a. s.	112 888	7.76	28.19
Other creditors	287 566		71.81
Total to client 3*	**400 454**		**100.00**
Komercni banka, a. s.	1 529 528	3.28	60.00
Other creditors	1 019 686		40.00
Total to client 4*	**2 549 214**		**100.00**

* The Bank does not indicate names of its clients as a result of banking secrecy restrictions.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

15 *Trading securities*

Trading securities comprise:

	31 December 2001 Fair value CZK '000	31 December 2001 Carrying value CZK '000	31 December 2000 Fair value CZK '000	31 December 2000 Carrying value CZK '000
Trading shares and participation certificates	**168 032**	**168 294**	**173 023**	**180 171**
Less provisions	**0**	**(264)**	**0**	**(7 198)**
Net book value of shares	**168 032**	**168 030**	**173 023**	**172 973**
Fixed income debt securities	2 464 987	2 455 998	1 770 537	1 776 564
Variable yield debt securities	553 013	553 078	1 279 158	1 276 663
Debt securities	**3 018 000**	**3 009 076**	**3 049 695**	**3 053 227**
Less provisions	**0**	**(539)**	**0**	**(3 026)**
Net book value of debt securities	**3 018 000**	**3 008 537**	**3 049 695**	**3 049 693**
of which: own debt securities	243 189	241 974	667 873	680 309
of which: debt security coupons	62 074	62 074	0	0
Total trading securities	**3 186 032**	**3 176 567**	**3 222 718**	**3 222 666**

As of 31 December 2001, all securities held for trading include securities that are publicly listed on stock exchanges.

Trading shares and participation certificates at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Trading shares and participation certificates		
- Czech crowns	168 294	180 171
- Other currencies	0	0
Trading shares and participation certificates	**168 294**	**180 171**

Shares held for trading at cost, allocated by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Trading shares and participation certificates		
- Financial institutions in the Czech Republic	0	4 639
- Non-banking entities in the Czech Republic	168 294	175 532
Total trading shares and participation certificates	**168 294**	**180 171**

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Trading debt securities at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Variable yield debt securities		
- Czech crowns	553 078	1 041 067
- Other currencies	0	235 596
Total variable yield debt securities	**553 078**	**1 276 663**
Fixed income debt securities		
- Czech crowns	2 455 998	1 401 566
- Other currencies	0	374 998
Total fixed income debt securities	**2 455 998**	**1 776 564**
Total trading debt securities	**3 009 076**	**3 053 227**

Trading debt securities at cost, allocated by issuer, comprise:

Trading debt securities issued by	**31 December 2001 CZK '000**	31 December 2000 CZK '000
- State institutions in the Czech Republic	1 411 601	460 927
- Financial institutions in the Czech Republic	522 635	761 646
- Foreign financial institutions	124 852	29 219
- Other entities in the Czech Republic	937 148	1 284 988
- Other foreign entities	12 840	516 447
Total trading debt securities	**3 009 076**	**3 053 227**

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

16 *Fixed asset investments in subsidiary and associated undertakings*

Subsidiary undertakings

	Bank's direct holding (%) **2001**	Bank's direct holding (%) **2000**	Number of shares held by the Bank **2001**	Number of shares held by the Bank **2000**
ALL IN, a. s., v likvidaci	100	100	209	209
Investicni kapitalova spolecnost KB, a. s.	100	100	500	500
Penzijni fond Komercni banky, a. s.	100	100	2 000	2 000
Komercni banka Bratislava, a. s.	100	100	5 000	5 000
Komercni pojistovna, a.s.	100	100	9 000	9 000
Factoring KB, a. s.	100	100	8 400	8 400
Komercni Finance, B. V.	100	100	40	40
ASIS, a.s.	100		10	
Reflexim, a. s.	100		10	
A-TRADE, s. r.o.	75	75	210 000	210 000
MUZO, a. s.	49.9	49.9	50 900	50 900

	Registered office address	Profit/ (loss) (2000	Equity (2000)	Nominal value of shares (CZK '000) in 2001
ALL IN, a. s., v likvidaci	Praha 1, Vodickova 30	(15 391)	84 054	213
Investicni kapitalova spolecnost KB, a. s.	Dlouha 34, 110 15 Praha1	85 898	244 980	100
Penzijni fond Komercni banky, a. s.	Praha 1, Na Prikope 33	292 242	1 296 969	100
Komercni banka Bratislava, a. s.	Medena 6, 811 02 Bratislava	16 663	415 604	SKK 100 thousand
Komercni pojistovna, a.s.	Jindrisska 17, 111 21 Praha 1	(6 598)	279 153	50
Factoring KB, a. s.	Na Porici 36, 110 02, Praha 1	7 758	99 200	10
Komercni Finance, B. V.	Drentestraat 24, 1083 HK Amsterdam, Netherlands	19 795	20 432	NLG 1 thousand
ASIS, a.s.	Nam. OSN 1/844, 190 02 Praha 9			100
Reflexim, a. s.	Bolzanova 3, 110 00 Praha 1			100
A-TRADE, s. r.o.	Truhlarska 18, 110 00 Praha 1	(170 021)	32 715	1

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

MUZO, a. s.	V Olsinach 80/626, 150 05 Praha 10	164 310	361 395	1

Associated undertakings

	Bank's direct holding (%) 2001	Bank's direct holding (%) 2000	Number of shares held by the Bank 2001	Number of shares held by the Bank 2000
CAC LEASING, a. s.	50	50	1130	1130
Vseobecna stavebni sporitelna KB, a. s.	40	40	2 000	2 000
CAC LEASING Slovakia, a. s.	10	10	50	50

	Registered office address	Profit/ (loss) (2000	Equity (2000)	Nominal value of shares (CZK '000) in 2001
CAC LEASING, a. s.	Janackovo nabrezi 55/140, 150 05 Praha 5	99 968	567 152	100
Vseobecna stavebni sporitelna KB, a. s.	Belehradska 128, 120 21 Praha 2	225 498	1 322 293	100
CAC LEASING Slovakia, a. s.	Hurbanovo nam. 1 811 06 Bratislava	53 482	104 071	SKK 100

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

	Investment	Provision	Net book value
	CZK '000	CZK '000	CZK '000
	31 December 2001	**31 December 2001**	**31 December 2001**
Subsidiary undertakings			
ALL IN, a. s., v likvidaci	40 017	(40 017)	0
Investicni kapitalova spolecnost KB, a. s.	75 000	0	75 000
Penzijni fond Komercni banky, a. s.	230 000	0	230 000
Komercni banka Bratislava, a. s.	411 433	0	411 433
Komercni pojistovna, a.s.	520 000	(520 000)	0
Factoring KB, a. s.	90 000	0	90 000
Komercni Finance, B. V.	580	0	580
ASIS, a.s.	1 000	0	1 000
Reflexim, a. s.	1 000	0	1 000
A-TRADE, s. r.o.	210 000	(191 883)	18 117
MUZO, a. s.	60 998	0	60 998
Total subsidiary undertakings	**1 640 028**	**(751 900)**	**888 128**
Associated undertakings			
CAC LEASING, a. s.	110 900	0	110 900
MUZO, a. s.	0	0	0
Vseobecna stavebni sporitelna KB, a. s.	220 000	0	220 000
CAC LEASING Slovakia, a. s.	3 740	0	3 740
Bankovni institut, a.s.	0	0	0
Ceskomoravska zarucni a rozvojova banka, a.s.	0	0	0
Burza cennych papiru Praha, a.s.	0	0	0
Total associated undertakings	**334 640**	**0**	**334 640**
Total fixed asset investments	**1 974 668**	**(751 900)**	**1 222 768**

	Investment	Provision	Net book value
	CZK '000	CZK '000	CZK '000
	31 December 2000	31 December 2000	31 December 2000
Subsidiary undertakings			
ALL IN, a. s., v likvidaci	100 000	(15 750)	84 250
Investicni kapitalova spolecnost KB, a. s.	75 000	0	75 000
Penzijni fond Komercni banky, a. s.	230 000	0	230 000
Komercni banka Bratislava, a. s.	438 366	(22 711)	415 656

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Komercni pojistovna, a.s.	520 000	(306 589)	213 411
Factoring KB, a. s.	90 000	0	90 000
Komercni Finance, B. V.	637	0	637
ASIS, a.s.	0	0	0
Reflexim, a. s.	0	0	0
A-TRADE, s. r.o.	210 000	(183 764)	26 236
MUZO, a. s.	0	0	0
Total subsidiary undertakings	**1 664 003**	**(528 814)**	**1 135 189**
Associated undertakings			
CAC LEASING, a. s.	110 900	0	110 900
MUZO, a. s.	60 998	0	60 998
Vseobecna stavebni sporitelna KB, a. s.	220 000	0	220 000
CAC LEASING Slovakia, a. s.	3 985	0	3 985
Bankovni institut, a.s.	8 400	(5 022)	3 378
Ceskomoravska zarucni a rozvojova banka, a.s.	60 000	0	60 000
Burza cennych papiru Praha, a.s.	30 469	0	30 469
Total associated undertakings	**494 752**	**(5 022)**	**489 730**
Total fixed asset investments	**2 158 755**	**(533 836)**	**1 624 919**

In the first half of 2001, the Bank acquired a 100 percent equity interest in two companies and transformed these investments into wholly owned and controlled subsidiaries:

- Reflexim, a. s. – with effect from 1 July 2001 the Bank transferred approximately 450 staff and the related support operations to this newly established subsidiary; and

- ASIS, a. s. – with effect from 1 September 2001 the Bank transferred approximately 250 staff and the related information technology user support and other activities to this newly established subsidiary.

Komercni pojistovna, a. s. incurred significant losses in the year ended 31 December 2001 principally related to the continuing substantial acquisition costs associated with its life insurance portfolio, unprofitability of its third party motor liability insurance and losses incurred in the settlement of liabilities arising from its industrial commercial insurance portfolio. These losses primarily follow the review of the adequacy of the technical reserves for its lines of business and a reassessment of the accounting treatment of the Komercni pojistovna's share in the auto insurance deficit administered by the Czech Bureau of Insurance. In December 2001, the Bank approved the plan to increase the company's share capital by 1,050 shares of ordinary stock in the aggregate amount of CZK 105 million (nominal value of one share being CZK 100 thousand) at an issue rate of CZK 275 thousand per share. Following the resolution of its sole shareholder, Komercni pojistovna filed a proposal to update the corporate details held at the Register of Companies maintained by the Municipal Court in Prague. In January 2002, the Bank made a cash deposit of CZK 288.75 million in Komercni pojistovna. Of this balance, CZK 105 million represents the nominal value of the issued shares (share capital increase of Komercni pojistovna) and CZK 183.75 million is the share premium amount. The aggregate capital increase amounts to CZK 288.75 million. The management of the Bank is currently reviewing options available to it in further recapitalising and restructuring this business. The Bank has indicated that it will continue to provide financial support to Komercni pojistovna, a.s. such that it is able to meet legal and regulatory requirements applicable to the entity.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Following the previous decision of the Bank to substantially reduce the activities of the ALL IN Group, the company ALL IN, a. s., v likvidaci was put into liquidation on 1 April 2001. The carrying value of the Bank's investment in this company reflects the estimated recoveries from the liquidation process. Having discontinued its real estate development activities, A-TRADE, s. r. o. significantly reduced its operations and presently only administers and maintains a residual portfolio of assets which have not been transferred to the Bank. Management of the Bank has been negotiating the sale of this entity.

The Bank has presented its interest in MUZO as at 31 December 2001 as an interest in subsidiary. In prior accounting periods MUZO was accounted for as an associate. In 2001 the management consider that the Bank, directly or indirectly, has the power to exercise control over the financial and operating policies of MUZO.

Management of the Bank has written down the carrying value of investments in the Bank's group companies to reflect its present estimate of the recoverable value of these investments.

During 2001, the Bank sold its equity interest in Bankovni institut, a. s. The equity holdings in Ceskomoravska zarucni a rozvojova banka, a. s., and Burza cennych papiru Praha, a. s. (the Prague Stock Exchange) were transferred to the available-for-sale securities portfolio.

17 *Other financial investments*

Other financial investments comprise:

	31 December 2001 Fair value CZK '000	31 December 2001 Carrying value CZK '000	31 December 2000 Fair value CZK '000	31 December 2000 Carrying value CZK '000
Shares and participation certificates	**4 158 304**	**4 239 866**	**4 714 563**	**5 153 312**
Less provisions	**0**	**-81 562**	**0**	**(582 716)**
Net book value of shares	**4 158 304**	**4 158 304**	**4 714 563**	**4 570 596**
Fixed income debt securities	20 050 586	20 351 914	20 855 212	20 949 710
Variable yield debt securities	11 389 207	12 608 903	13 162 995	13 162 995
Treasury bills	485 151	481 037	4 030 066	4 030 066
Debt securities	**31 924 943**	**33 441 854**	**38 048 273**	**38 142 771**
Less provisions	**0**	**-2 050 051**	**0**	**(109 382)**
Net book value of debt securities	**31 924 943**	**31 391 803**	**38 048 273**	**38 033 389**
of which: own debt securities	836 674	836 674	1 551 693	1 551 693
Total other financial investments	**36 083 248**	**35 550 107**	**42 762 836**	**42 603 985**
Securities available for sale	**34 274 056**	**33 753 585**	**30 014 206**	**29 855 355**
Investments held to maturity	**1 809 192**	**1 796 522**	**12 748 630**	**12 748 630**

Other financial investments comprise securities available for sale and investments held to maturity. As of 1 January 2001, reflecting the requirements of the amended chart of accounts and accounting procedures for banks, the Bank revised its security investment strategy and allocated the securities held in the investment portfolio into new portfolios. Securities carried in the available for sale category are provisioned to cover a temporary or permanent impairment in circumstances where the market value is lower than the net carrying amount of the securities. The Bank provisions any impairment of investments held to maturity if the impairment results from the deterioration of credit risk attached to the security's issuer or underlying assets and is other than temporary.

Securities available for sale

Securities available for sale comprise:

	31 December 2001 Fair value CZK '000	**31 December 2001 Carrying value CZK '000**	31 December 2000 Fair value CZK '000	31 December 2000 Carrying value CZK '000
Shares and participation certificates	**4 158 304**	**4 239 866**	**4 714 563**	**5 153 312**
Less provisions	**0**	**(81 562)**	**0**	**(582 716)**
Net book value of shares	**4 158 304**	**4 158 304**	**4 714 563**	**4 570 596**
Fixed income debt securities	18 241 394	18 555 392	17 476 870	17 571 368
Variable yield debt securities	11 389 207	12 608 903	7 822 773	7 822 773
Treasury bills	485 151	481 037	0	0
Debt securities	**30 115 751**	**31 645 332**	**25 299 643**	**25 394 141**
Less provisions	**0**	**(2 050 051)**	**0**	**(109 382)**
Net book value of debt securities	**30 115 751**	**29 595 281**	**25 299 643**	**25 284 759**
of which: own debt securities	0	0	781 279	781 279
of which: debt security coupons	816 766	816 766	0	0
Total securities available for sale	**34 274 056**	**33 753 585**	**30 014 206**	**29 855 355**

As of 31 December 2001, the available-for-sale portfolio includes securities at cost of CZK 16,789,434 thousand (2000: CZK 16,249,372 thousand) that are publicly traded on stock exchanges and securities at cost of CZK 19,095,764 thousand (2000: CZK 14,298,081 thousand) that are not publicly traded.

Shares available for sale at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Shares and participation certificates available for sale issued by		
- Czech crowns	4 234 194	5 147 087
- Other currencies	5 672	6 225
Total shares and participation certificates available for sale	**4 239 866**	**5 153 312**

Shares available for sale at cost, allocated by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Shares and participation certificates available for sale issued by		
- Non-banking entities in the Czech Republic	4 234 194	5 147 087
- Foreign non-banking entities	5 672	6 225
Total shares and participation certificates available for sale	**4 239 866**	**5 153 312**

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Debt securities available for sale at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Variable yield debt securities		
- Czech crowns	1 088 276	6 122 101
- Other currencies	11 520 627	1 700 672
Total variable yield debt securities	**12 608 903**	**7 822 773**
Fixed income debt securities		
- Czech crowns	14 371 872	15 555 813
- Other currencies	4 183 520	2 015 555
Total fixed income debt securities	**18 555 392**	**17 571 368**
Treasury bills	**481 037**	**0**
Total debt securities available for sale	**31 645 332**	**25 394 141**

Debt securities available for sale at cost, allocated by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Debt securities available for sale issued by		
- State institutions in the Czech Republic	5 165 778	4 031 537
- Financial institutions in the Czech Republic	3 989 464	6 160 406
- Foreign financial institutions	304 960	436 587
- Other entities in the Czech Republic	3 732 296	3 763 577
- Other foreign entities	18 452 834	11 002 034
Total debt securities available for sale	**31 645 332**	**25 394 141**

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Investments held to maturity

Investments held to maturity comprise:

	2001 Fair value CZK '000	2001 Carrying value CZK '000	2000 Fair value CZK '000	2000 Carrying value CZK '000
Fixed income debt securities	1 809 192	1 796 522	3 378 342	3 378 342
Variable yield debt securities	0	0	5 340 222	5 340 222
Treasury bills	0	0	4 030 066	4 030 066
Debt securities	**1 809 192**	**1 796 522**	**12 748 630**	**12 748 630**
Less provisions	**0**	**0**	**0**	**0**
Net book value of debt securities	**1 809 192**	**1 796 522**	**12 748 630**	**12 748 630**
of which: own debt securities	836 674	836 674	770 414	770 414

As of 31 December 2001, the held-to-maturity portfolio includes securities of CZK 1,796,522 thousand (2000: CZK 999,063 thousand) that are publicly traded on stock exchanges and securities of CZK nil (2000: CZK 11,749,568 thousand) that are not publicly traded.

Debt securities held to maturity at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Variable yield debt securities		
- Czech crowns	0	0
- Other currencies	0	5 340 222
Total variable yield debt securities	**0**	**5 340 222**
Fixed income debt securities		
- Czech crowns	1 035 141	5 029 128
- Other currencies	761 381	2 379 280
Total fixed income debt securities	**1 796 522**	**7 408 408**
Total debt securities held to maturity	**1 796 522**	**12 748 630**

Investments held to maturity at cost, split by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Debt securities held to maturity issued by		
- State institutions in the Czech Republic	0	4 030 065
- Financial institutions in the Czech Republic	1 035 141	917 717
- Other entities in the Czech Republic	0	81 346
- Other foreign entities	761 381	7 719 502
Total debt securities held to maturity	**1 796 522**	**12 748 630**

As of 31 December 2001, the proportion of fixed income debt securities and securities with maturity less than one year to the aggregate balance of fixed income debt securities and securities represents 9.43 percent (2000: 23 percent).

Equity securities

As of 31 December 2001, the Bank holds 56 percent of the issued participation certificates of Otevreny podilovy fond Globalni ('Globalni'). Globalni is managed by IKS KB, a. s., the Bank's asset management subsidiary, and the Bank acts as a depositary institution. As of 31 December 2001, Globalni's portfolio included 6.75 percent domestic equity securities, 9.23 percent international equities, 4.92 percent participation certificates, 22.46 percent local debt securities, and 26.64 percent foreign debt securities. The remaining portion of the portfolio consists of current receivables, accounts with banks and foreign accounts. As of 31 December 2001, the Bank carries its interest in Globalni at a cost of CZK 4,068 million (2000: CZK 4,111 million).

In the last quarter of 2001, the Bank sold 9.99 percent of the issued share capital of Ceska pojistovna, a. s., the largest insurance company in the Czech Republic (of which 4.87 percent of the issued share capital was publicly traded). The Bank realised a profit of CZK 588,174 thousand from this sale.

In the last quarter of 2001, the Bank sold 69.42 percent of the issued share capital of Ceska zbrojovka, a. s., a Czech small arms manufacturer. The investor was selected pursuant to a standard tender initiated in June 2001 and was approved by the Bank's Management and Supervisory Boards. A Share Purchase Agreement was entered into in November 2001 and this transaction was effected in December 2001. The Bank realised a profit of CZK 3,703 thousand from this sale.

As of 31 December 2001, the Bank holds 77.18 percent (2000: 77.18 percent) of the issued share capital of Vodni stavby, a.s., a large Czech construction company. The Bank acquired the majority of these shares in connection with the liquidation of the company and the recovery of a syndicated facility provided to Vodni stavby, a.s. in prior years. The Bank has attributed no value to this shareholding as of 31 December 2001. Pursuant to Section 183 b (4) (a) (2) of the Commercial Code, the Bank does not exercise and does not intend to exercise voting rights, which are equivalent to a 57.22 percent shareholding (of the aggregate 77.18 percent shareholding of the Bank), attached to these shares nor will the Bank pass the voting rights to other parties. The Bank's Management Board has discussed a further course of action in relation to the holding of these shares. Negotiations that were conducted with regard to the sale of the shares and the aggregate loan exposure had not been successful by the close of 2001.

Asset Backed Securities

In the last quarter of 2000 and the first half of 2001, the Bank acquired an unlisted portfolio of USD denominated collateralised bond obligations ('CBO') or asset backed securities ('ABS') issued by a series of special purpose corporations. The acquisition cost of the whole portfolio was USD 426 million. The portfolio of asset backed securities has an average credit rating of A2 (Moody's) as of 31 December 2001 and a substantial portion of the securities have ratings issued by other recognised international rating agencies. The securities bear a fix or floating interest rate based on USD LIBOR.

Pursuant to the requirements of IAS 39 the Bank allocated these securities into the available for sale portfolio and the held to maturity portfolio as of 1 January 2001. In December 2001, management of the Bank determined that all asset backed securities are to be held in the available for sale category. This transfer was implemented as of 31 December 2001. The decision on the allocation of the securities was made by the Bank's new majority shareholder in connection with the Bank's privatisation reflecting the fact that Societe Generale's global strategy is to carry such securities as available for sale. The transfer of the asset backed securities to the available for sale category had no impact on the profit and loss statement. The Bank, from mid-2001, has provisioned for the impairment of the asset backed securities held in both categories on a consistent basis.

The Bank established a provision for impairment of CZK 1,958,888 thousand as of 31 December 2001 against the asset backed securities, the carrying value of which, net of impairment, is CZK 13,437,359 thousand. Management considers that this impairment charge represents its best estimate of the net recoverable value of these assets and reflects changes in market credit conditions in the markets of the underlying assets since the purchase of the portfolio. The Bank used the same model also for the fair value of the credit linked note (refer to Other debt securities).

Other debt securities

Securities issued by banks include a credit linked note (the 'note') with a nominal value of Euro 9.5 million, issued by an internationally recognised bank, which amortises to zero over the ten years to its maturity pursuant to the payment schedule. The note bears interest based on a margin over three month EURIBOR. This note forms part of a credit derivative instrument acquired by the Bank during 2000 under which it sold credit protection to an international financial institution. The maximum exposure of the Bank under this agreement is Euro 100 million. The aggregate exposure amortises over the ten year life of the instrument. Off balance sheet instruments of Euro 100 million associated with this transaction (the so called 'credit default swaps') are shown within issued banking payment guarantees. In September and December 2001, the Bank received notices of credit events in respect of two reference assets within the contract. The credit quality of other reference assets has also deteriorated. If the aggregate loss exceeds the contracted threshold, the Bank is required to pay the amount over the threshold to the issuer. The Bank has created provisions for potential losses in respect of this instrument in the amount of CZK 244,007 thousand as of 31 December 2001.

The Bank holds a portfolio of CZK denominated debt obligations issued by large international corporates through private placements. The carrying value of this portfolio was CZK 3,053,647 thousand as of 31 December 2001 (2000: CZK 7,105,010 thousand) as a result of the redemption of a one of the investments.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

18 Tangible and Intangible fixed assets

Tangible fixed assets

The movements during the year ended 31 December 2001 are as follows:

	Land CZK '000	Buildings CZK '000	Other CZK '000
Cost			
31 December 2000	368 191	12 108 718	7 602 514
Additions	159 902	231 897	206 706
Disposals	10 922	54 031	523 845
31 December 2001	**517 171**	**12 286 584**	**7 285 376**
Accumulated depreciation and provisions			
31 December 2000	0	2 671 130	5 924 104
Additions - accumulated depreciation	0	487 673	751 788
Disposals - accumulated depreciation	0	54 031	523 845
Provisions	0	1 016 841	5 251
31 December 2001	**0**	**4 121 613**	**6 157 298**
Net book value			
31 December 2000	**368 191**	**9 437 589**	**1 678 410**
31 December 2001	**517 171**	**8 164 970**	**1 128 078**

	Acquisition of assets CZK '000	Total CZK '000
Cost		
31 December 2000	723 331	20 802 754
Additions	795 338	1 393 843
Disposals	1 151 133	1 739 931
31 December 2001	**367 536**	**20 456 666**
Accumulated depreciation and provisions		
31 December 2000	0	8 595 233
Additions - accumulated depreciation	0	1 239 461
Disposals - accumulated depreciation	0	577 876
Provisions	40 319	1 062 411
31 December 2001	**40 319**	**10 319 231**
Net book value		
31 December 2000	**723 331**	**12 207 521**
31 December 2001	**327 217**	**10 137 435**

As of 31 December 2001, the aggregate balance of provisions against tangible fixed assets was CZK 1,214,410 thousand.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Intangible fixed assets

The movements during the year ended 31 December 2001 are as follows:

	Intangible fixed assets CZK '000	Acquisition of assets CZK '000	Total CZK '000
Cost			
31 December 2000	1 649 115	317 334	1 966 449
Additions	874 986	967 312	1 842 298
Disposals	3 300	972 834	976 134
31 December 2001	**2 520 801**	**311 812**	**2 832 613**
Accumulated amortisation and provisions			
31 December 2000	872 870	221 000	1 093 870
Additions - accumulated amortisation	558 108	0	558 108
Disposals - accumulated amortisation	3 270	0	3 270
Provisions	219 537	(159 889)	59 648
31 December 2001	**1 647 245**	**61 111**	**1 708 356**
Net book value			
31 December 2000	**776 245**	**96 334**	**872 579**
31 December 2001	**873 556**	**250 701**	**1 124 257**

The impairment charge and the basis for it are set out in Note 8 "Restructuring costs". As of 31 December 2001, the balance of tangible and tangible fixed assets held as part of the branch network, which the Bank intends to dispose of in the medium term of as and when market and business conditions allow, shown in the table above have a net book value of approximately CZK 2, 500 million.

In addition the balance of tangible and intangible fixed assets include other assets which have been previously been identified as not in use, available for sublet or sale with a net book value of CZK 590 million.

Tangible fixed assets held under finance leases

	Amount in CZK '000
Instalments paid including lease advances and prepaid rent	1 056 889
Breakdown of future lease payments	416 575
Of which: up to 1 year	163 825
up to 5 years	252 750
over 5 years	0
Sum of instalments for the whole term of expected lease	**1 473 464**

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

19 Other assets

	31 December 2001 CZK '000	31 December 2000 CZK '000
Receivables from fair values of derivative transactions	7 850 739	3 312 219
Settlement balances	347 347	154 000
Other receivables from securities trading	3 238	32 155
Estimated receivables	572 097	35 597
Other assets	1 652 334	2 852 175
Total	**10 425 755**	**6 386 146**
Less provisions	**(560 717)**	**(254 738)**
Total other assets	**9 865 038**	**6 131 408**

As of 31 December 2001, prepayments and accrued income amounted to CZK 1,266,529 thousand (2000: CZK 3,772,856 thousand).

20 Amounts owed to banks

	31 December 2001 CZK '000	31 December 2000 CZK '000
Amounts owed to banks - current accounts	1 056 545	1 156 868
Account with the Czech National Bank	2 496 843	4 998 012
Other amounts owed to banks	119 677 665	98 100 297
Total amounts owed to banks	**123 231 053**	**104 255 177**

Set out below is an analysis by remaining maturity:

	31 December 2001 CZK '000	31 December 2000 CZK '000
On demand	3 553 388	6 154 880
Less than 3 months	105 722 088	82 381 224
Less than 1 year	5 515 783	8 459 407
From 1 to 2 years	120 524	233 107
From 2 to 4 years	3 690 642	993 447
From 4 to 5 years	20 524	22 520
Over 5 years	4 608 104	6 010 592
Total	**123 231 053**	**104 255 177**

The balance of amounts owed to banks with remaining maturity less than one year includes the amount of CZK 95,426,861 thousand (2000: CZK 71,012,809 thousand) which represents the balance of payables from securities that are pledged by the Bank as loan collateral under reverse repo transactions.

21 *Amounts owed to customers*

	31 December 2001 CZK '000	31 December 2000 CZK '000
Current accounts	130 994 890	109 961 663
Savings accounts	21 339 296	24 833 587
of which: on demand	1 493 401	1 691 682
Term deposits	117 802 386	104 229 629
Deposits from budget of public sector	7 469 286	7 784 786
of which: on demand	7 469 286	7 784 786
Off-budget deposits of public sector	7 297 004	5 851 758
of which: on demand	3 004 816	5 237 094
Loans from customers	180 243	34 962 268
Total amounts owed to customers	**285 083 105**	**287 623 691**

Set out below is an analysis by remaining maturity:

	31 December 2001 CZK '000	31 December 2000 CZK '000
On demand	142 962 393	124 675 225
Less than 3 months	111 469 381	120 932 073
Less than 1 year	23 202 023	34 599 258
From 1 to 2 years	6 591 168	6 926 714
From 2 to 4 years	472 727	250 426
From 4 to 5 years	230 145	215 766
Over 5 years	155 268	24 229
Total	**285 083 105**	**287 623 691**

22 *Certificates of deposit and similar debentures*

Certificates of deposit and similar debentures comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Bonds	21 693 571	23 000 000
Mortgage bonds	7 104 647	6 600 000
Total certificated debts	**28 798 218**	**29 600 000**
Certificates of deposit	619	720
Depository promissory notes	31 707 884	0
Total	**60 506 721**	**29 600 720**

Publicly tradable mortgage bonds are issued to fund the Bank's mortgage activities.

Certificates of deposits and certificated debts comprise depository promissory notes as of 31 December 2001. As of 31 December 2000, these products amounting to CZK 25,152,676 thousand were reported as amounts owed to customers.

Certificated debts are repayable, according to remaining maturity, as follows:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Less than 1 year	10 191 488	0
From 1 to 2 years	0	10 000 000
From 2 to 3 years	17 273 249	0
From 3 to 4 years	0	18 500 000
Over 4 years	1 333 481	1 100 000
Total certificated debts	**28 798 218**	**29 600 000**

The proportion of certificated debts with remaining maturity less than one year to the aggregate balance of the certificated debts represents 35.39 percent (2000: nil percent).

The bonds and medium-term notes detailed above include the following bonds and notes issued by the Bank:

Name	**Interest rate**	**Issue date**
Bonds of Komercni banka, a. s., CZ0003700429	6M PRIBOR plus 15 basis points (bps)	10 February 1997
Zero coupon bonds of Komercni banka, a. s., 770970000947	Zero coupon (issued with discount for CZK 3,805 million)	8 August 1997
Bonds of Komercni banka, a. s., CZ0003700452	6M PRIBOR plus 10 basis points	29 September 1997
Mortgage bonds of Komercni banka, a. s., CZ0002000110	8.125% (mortgage bonds 2)	13 May 1999
Mortgage bonds of Komercni banka, a. s., CZ0002000102	8.0% (mortgage bonds 1)	15 June 1999
Bonds of Komercni banka, a. s., CZ0003700528	8.0%	10 September 1999
Mortgage bonds of Komercni banka, a. s., CZ0002000151	6M PRIBOR plus 350 basis points (mortgage bonds 3)	15 September 2000
Total bonds		

Name	**Maturity date**	**31 December 2001 CZK '000**	**31 December 2000 CZK '000**
Bonds of Komercni banka, a. s., CZ0003700429	10 February 2002	6 134 244	6 000 000
Zero coupon bonds of Komercni banka, a. s., 770970000947	8 August 2004	6 378 749	8 000 000
Bonds of Komercni banka, a. s., CZ0003700452	29 September 2002	4 057 244	4 000 000

Mortgage bonds of Komercni banka, a. s., CZ0002000110	13 May 2004	4 205 834	4 000 000
Mortgage bonds of Komercni banka, a. s., CZ0002000102	15 June 2004	1 565 333	1 500 000
Bonds of Komercni banka, a. s., CZ0003700528	10 September 2004	5 123 333	5 000 000
Mortgage bonds of Komercni banka, a. s., CZ0002000151	15 September 2007	1 333 481	1 100 000
Total bonds		**28 798 218**	**29 600 000**

Six-month PRIBOR was 448 basis points as of 31 December 2001 (2000: 557 basis points).

23 Subordinated liabilities

As of 31 December 2001, the Bank had commitments from long-term accepted loans of a special nature relating to a subordinated debt of CZK 7,251,800 thousand (USD 200,000 thousand). In 1998, Komercni Finance, B. V. (a wholly owned subsidiary of the Bank) issued guaranteed step-up callable notes due 15 May 2008, bearing interest at 9 percent per annum to 15 May 2003 and then interest at a rate per annum equal to the sum of the six-month dollar deposit LIBOR for the relevant payment period plus 5 percent. The notes constitute direct, unsecured, unconditional, subordinated obligations of Komercni Finance, B. V. which are irrevocably, fully and, subject to subordination, unconditionally guaranteed as to principal, premium and interest by the Bank. The notes are redeemable at the option of Komercni Finance, B. V. in whole on any interest payment date on or after 15 May 2003. The nominal value of the subordinated debt is USD 200 million.

24 Other liabilities

	31 December 2001 CZK '000	31 December 2000 CZK '000
Payables from fair values of derivative transactions	4 295 952	2 701 642
Settlement balances and outstanding balances	0	349 867
Payments in clearing	3 207 991	6 557 268
Other payables to customers	132 246	1 239 181
Other trading payables	528 625	458 345
Other liabilities	3 455 891	4 496 964
Estimated payables	1 768 713	144 289
Corporate income tax	672 993	0
Deferred tax	81 119	80 391
Total	**14 143 530**	**16 027 947**

As of 31 December 2001, accruals and deferred income amounted to CZK 826,799 thousand (2000: CZK 2,530,932 thousand).

25 Share capital

The Bank's share capital, legally registered in the Register of Companies on 11 February 2000, is CZK 19,004,926 thousand and consists of 38,009,852 ordinary shares with a nominal value of CZK 500 each (ISIN: CZ0008019106).

In connection with the sale of the State's controlling interest in the Bank held by the National Property Fund of the Czech Republic, Societe Generale S. A., incorporated under French law, having its registered office address at 29, boulevard Haussmann, 75009 Paris, France, acquired a 60.001 percent shareholding in the Bank on 4 October 2001. Societe Generale is a French joint stock company registered in the Register of Companies (Registre du Commerce et Societes) under no. RCS Paris 552 120 222. Societe Generale operates as a licensed bank pursuant to a resolution issued on 4 May 1864 and is subject to the regulatory requirements of the French Companies Act (Loi sur les Societes Commerciales 66-537, 24 July 1966) and the French Banking Act (Loi Bancaire 84-46, 24 January 1984).

Set out below is a summary of the entities that hold more than 3 percent of the Bank's issued share capital as of 31 December 2001:

Name of the entity	Registered office	Ownership percentage
SOCIETE GENERALE S. A.	29 BLVD HAUSSMANN, PARIS	60.001
The Bank of New York ADR Department	101 Barclay Street, New York	6.447

26 *Retained earnings, reserve funds and other funds created from profit*

The Bank settled the loss for the year ended 31 December 2000 as follows:

	Retained earnings CZK '000	Statutory reserve funds CZK '000	Reserve funds for treasury shares CZK '000	Other funds created from profit CZK '000
Balance at 31 December 2000	0	558 050	6 000	619 960
Loss for 2000	(149 336)	0	0	0
Allocation to the reserve fund for treasury shares	0	0	173 000	(173 000)
Use of funds to settle the loss	149 336	0	0	(149 336)
Use of social fund	0	0	0	(24 082)
Post-allocation balance	**0**	**558 050**	**179 000**	**273 542**

Management of the Bank has proposed to allocate the profit made in respect of the year ended 31 December 2001 as follows:

	Retained earnings CZK '000	Statutory reserve funds CZK '000	Reserve funds for treasury shares CZK '000	Other funds created from profit CZK '000
Balance at 31 December 2001	0	558 050	179 000	273 542
Profit for 2001	2 623 642	0	0	0
Allocation to funds	(255 052)	131 182	0	123 870
Post-allocation balance	**2 368 590**	**689 232**	**179 000**	**397 412**

The amount of CZK 123,870 thousand allocated to other funds created from profit represent an allocation to the social fund.

27 *Off balance sheet commitments and liabilities*

(a) Off balance sheet foreign currency, interest rate and other financial derivative instruments

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

In the normal course of business the Bank enters into financial instrument transactions to hedge its liquidity, interest and foreign currency risks. The Bank also enters into speculative financial derivative transactions for the purpose of generating profits from short-term fluctuations in market factors. The Bank also acts as a principal to derivative transactions with its clients. With regard to special structured deals carried out on behalf of customers, the Bank fully eliminates market risks associated with these products by entering into an opposite position with a banking counterparty (back to back transactions). The Bank operates a system of market risk and counterparty limits which are designed to restrict exposure to movements in market prices and counterparty concentrations. The Bank also monitors adherence to all limits on a daily basis and follows up on any breaches of these limits and takes corrective action to reduce the risk exposure.

The following tables set out notional and fair values of financial derivative instruments categorised as held for trading and hedging.

Financial derivative instruments designated as held for trading derivatives and spot transactions:

	Notional value	Notional value	Fair value	Fair value
	2001	2001	2001	2001
	Assets	Liabilities	Positive	Negative
	CZK '000	CZK '000	CZK '000	CZK '000
Interest rate instruments				
Interest rate swaps	60 508 756	60 508 756	1 872 470	1 847 390
Forward rate agreements	135 051 675	135 051 675	512 362	488 344
Options	4 400 000	4 400 000	94 256	88 573
Spots	0	0	0	0
Total	**199 960 433**	**199 960 433**	**2 479 088**	**2 424 307**
Foreign currency instruments				
Currency swaps	82 884 023	82 265 876	2 202 820	1 633 788
Cross currency swaps	22 278 989	21 371 741	993 256	109 603
Currency forwards	4 513 191	4 434 948	89 170	24 063
Call options	1 231 239	1 344 426	25 964	0
Put options	985 386	872 199	0	25 964
Spots	1 985 269	1 987 040	0	0
Total	**113 878 097**	**112 276 030**	**3 311 010**	**1 793 418**
Other instruments				
Credit options	20 506 326	20 506 326	0	0
Forwards on debt securities	1 812 609	1 813 122	395	409
Total	**22 318 935**	**22 319 448**	**395**	**409**
Total	**336 157 465**	**334 555 911**	**5 790 493**	**4 218 134**

	Notional value	Notional value	Fair value	Fair value
	2000	2000	2000	2000
	Assets	Liabilities	Positive	Negative
	CZK '000	CZK '000	CZK '000	CZK '000
Interest rate instruments				
Interest rate swaps	55 207 286	55 207 286	1 573 008	1 135 598
Forward rate agreements	60 790 339	60 790 339	52 132	49 016
Options	4 400 000	4 400 000	69 964	54 794

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Spots	1 006 937	1 006 937	0	0
Total	141 404 562	141 404 562	1 665 104	1 239 408
Foreign currency Instruments				
Currency swaps	58 675 430	58 475 408	1 319 786	1 084 104
Cross currency swaps	638 111	694 080	1 171	67 134
Currency forwards	7 687 982	7 612 511	143 158	169 629
Call options	8 511 268	8 294 086	31 661	21 739
Put options	0	0	0	0
Spots	3 230 622	3 262 953	0	0
Total	**78 743 413**	**78 339 038**	**1 495 776**	**1 342 606**
Other Instruments				
Credit options	0	0	0	0
Forwards on debt securities	0	0	0	0
Total	**0**	**0**	**0**	**0**
Total	**220 147 975**	**219 743 600**	**3 180 880**	**2 582 212**

Financial derivative instruments designated as held for trading and spot transactions at nominal values per remaining maturity:

	Less than 1 year	1 to 5 years	Over 5 years	Total
	CZK '000	CZK '000	CZK '000	CZK '000
Interest rate instruments				
IRS	16 782 323	29 071 817	14 654 618	**60 508 758**
FRA	135 051 675	0	0	**135 051 675**
Options	0	400 000	4 000 000	**4 400 000**
Total	**151 833 998**	**29 471 817**	**18 654 618**	**199 960 433**
Foreign currency instruments				
Swaps	82 884 023	0	0	**82 884 023**
Cross currency swaps	1 056 258	21 222 732	0	**22 278 989**
Forwards	4 513 191	0	0	**4 513 191**
Call options	1 231 239	0	0	**1 231 239**
Put options	985 386	0	0	**985 386**
Spots	1 985 269	0	0	**1 985 269**
Total	**92 655 365**	**21 222 732**	**0**	**113 878 097**
Other instruments				
Credit options	0	20 506 326	0	20 506 326
Forwards on debt securities	1 812 609	0	0	1 812 609
Total	**1 812 609**	**20 506 326**	**0**	**22 318 935**
Total	**246 301 972**	**71 200 875**	**18 654 618**	**336 157 465**

Note: The remaining maturity of forward rate agreements (FRA) covers the period to the fixing date when off balance sheet exposures are reversed.

Financial derivative instruments designated as hedging:

	Notional assets	Notional liabilities	Positive fair value	Negative fair value

	31 December 2001 CZK '000	31 December 2001 CZK '000	31 December 2001 CZK '000	31 December 2001 CZK '000
Foreign currency instruments				
Swaps	0	0	0	0
Cross currency swaps	0	0	0	0
Total	**0**	**0**	**0**	**0**
Interest rate instruments				
Interest rate swaps	65 426 600	65 426 600	2 033 260	77 818
FRA	2 800 000	2 800 000	26 986	0
Total	**68 226 600**	**68 226 600**	**2 060 246**	**77 818**
Total	**68 226 600**	**68 226 600**	**2 060 246**	**77 818**

	Notional assets 31 December 2000 CZK '000	Notional liabilities 31 December 2000 CZK '000
Foreign currency instruments		
Swaps	3 235 833	3 130 857
Cross currency swaps	1 785 250	1 890 650
Total	5 021 083	5 021 507
Interest rate instruments		
Interest rate swaps	38 147 104	38 147 104
FRA	10 200 000	10 200 000
Total	48 347 104	48 347 104
Total	53 368 187	53 368 611

Remaining maturity of derivatives designated as hedging

	Less than 1 year	1 to 5 years	Over 5 year	Total
	CZK '000	CZK '000	CZK '00	CZK '000
Interest rate swaps	14 000 000	41 426 600	10 000 000	**65 426 600**
Forward rate agreements	2 800 000	0	0	**2 800 000**
Total	**16 800 000**	**41 426 600**	**10 000 000**	**68 226 600**

The substantial increase in notional values of forward rate agreements (FRA) is primarily due to the Bank acting as a market maker in respect of these instruments.

Credit risk of financial derivatives

Credit exposure or replacement cost of financial derivative instruments represents the Bank's credit exposure from contracts with a positive fair value, that is, it indicates the estimated maximum potential losses of the Bank in the event that counterparties fail to perform their obligations. It is usually a small fraction of the notional amounts of the contracts. The credit exposure of each contract is indicated by the credit equivalent calculated pursuant to generally applicable methodology using the current exposure method and involves the fair market value of the contract (only if positive, otherwise a zero value is taken into account) and a portion of nominal value, which indicates the potential change in fair market value over the term of the contract. The credit equivalent is established depending on the type of contract and its maturity. The Bank assesses credit risks of all financial instruments on a daily basis.

As of 31 December 2001, the Bank has a potential credit exposure of CZK 10,860 million (2000: CZK 5,947 million) in the event of non-performance by counterparties to its financial derivative instruments. This amount represents the gross replacement cost at market rates as of 31 December 2001 of all outstanding agreements in the event of all counterparties defaulting and does not allow for the effect of netting arrangements.

The Bank is selective in its choice of counterparties, sets limits on transactions with its customers and in respect of increased credit exposure or a customer that has no limit, the Bank required deposit composition to enter into financial derivative transactions. As such, the Bank considers that the actual credit risk associated with financial derivatives is substantially lower than the exposure calculated pursuant to credit equivalents.

(b) Contingencies

Financial commitments and contingencies comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Non-payment guarantees	5 522 736	4 768 047
Payment guarantees	12 547 498	21 734 327
Letters of credit uncovered	666 869	884 228
Stand by letters of credit	781 459	616 011
Commitments from guarantees	**19 518 562**	**28 002 613**
Received bills of exchange/acceptances and endorsements of bills of exchange	20 019	4 800
Total contingent liabilities	**19 538 581**	**28 007 413**
Committed facilities	15 648 180	15 788 239
Undrawn credit commitments	15 766 903	18 914 718
Confirmed letters of credit	4 699	91 548
Other irrevocable commitments	**31 419 782**	**34 794 505**
Unutilised overdrafts and approved overdraft loans	**20 855 560**	**17 666 859**
Letters of credit covered	**298 269**	**331 828**
Total contingent and irrevocable commitments	**72 112 192**	**80 800 605**

The Bank provides a variety of credit facilities to its largest clients including Czech entities which are part of international groups and which are State owned. Of the Bank's committed facilities and guarantees, CZK 8,971,180 thousand is revocable (2000: CZK 7,565,129 thousand). All other committed facilities, undrawn credit commitments and unutilised overdrafts are irrevocable and are not subject to further approvals by the Bank.

The risk associated with off balance sheet credit commitments and contingent liabilities is assessed similarly as for loans to customers, taking into account the financial position and activities of the entity to which the Bank issued the guarantee and taking into account the collateral obtained. As of 31 December 2001, the Bank created provisions for these risks amounting to CZK 1,851,560 thousand (2000: CZK 1,361,300 thousand).

As of 31 December 2001, payment guarantees include guarantees provided to Komercni Finance B. V. in the amount of CZK 7,251,800 thousand (2000: CZK 17,015,850 thousand) in connection with the issued subordinated debt.

As of 31 December 2001, payment guarantees include an amount of EUR 100,000 thousand relating to a credit derivative agreement.

28 Assets under management

As of 31 December 2001, the Bank managed client assets in the amount of CZK 12,365,095 thousand, of which the assets of Penzijni Fond Komercni banky, a. s. amounted to CZK 7,259,890 thousand.

29 Assets pledged as collateral for own liabilities or liabilities of third parties

The Bank has neither assets as collateral nor receivables from collateral.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

30 *Aggregate assets and liabilities in foreign currencies*

	31 December 2001 CZK '000	31 December 2000 CZK '000
Assets		
CZK	434 361 051	399 857 390
Foreign currency	90 926 694	76 984 974
Total assets	**525 287 745**	**476 842 364**
Liabilities		
CZK	462 079 319	414 072 485
Foreign currency	63 208 426	62 769 879
Total liabilities	**525 287 745**	**476 842 364**
Off balance sheet assets		
CZK	370 648 235	239 577 070
Foreign currency	84 694 193	96 741 010
Total off balance sheet assets	**455 342 428**	**336 318 080**
Off balance sheet liabilities		
CZK	305 861 021	185 156 985
Foreign currency	96 921 490	87 955 226
Total off balance sheet liabilities	**402 782 511**	**273 112 211**

31 *Related parties*

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party on making financial or operational decisions. As of 31 December 2001, the Bank was controlled by Societe Generale which owns 60 percent of its issued share capital.

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and other types of transactions. These transactions were carried out on commercial terms and at market rates.

Amounts due to and from the Group companies

As of 31 December 2001, the Bank had loans outstanding of CZK 2,443,568 thousand (2000: CZK 2,418,838 thousand) to the group entities. The amounts of associated undertakings placed with the Bank totalled CZK 676,545 thousand (2000: CZK 452,256 thousand).

The following table summarises loans issued to associated undertakings and deposits with the Bank:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Company		
Komercni banka Bratislava, a.s.	86 430	131 382
Komercni pojistovna a.s.	0	0
CAC Leasing, a.s.	889 511	867 489
A TRADE, s.r.o.	0	62 555
ALL IN Real Estate Leasing, s.r.o.	0	22 360
Factoring KB, a.s.	310 489	639 513
IKS KB, a.s.	0	112 404
Vseobecna stavebni sporitelna KB, a.s.	662 338	0
MUZO, a. s.	494 800	583 135
Total loans	**2 443 568**	**2 418 838**
Komercni pojistovna a.s.	274 706	167 112
Komercni banka Bratislava, a.s.	11 346	131 992
CAC Leasing, a.s.	5 781	0
Factoring KB, a.s.	56 468	1 655
IKS KB, a.s.	26 096	9 794
Vseobecna stavebni sporitelna KB, a.s.	82 143	0
MUZO, a. s.	80 554	0
Asis, a.s.	18 173	0
Reflexim, a.s.	17 286	0
Penzijni fond KB, a.s.	74 976	75 990
A-TRADE, s.r.o.	29 016	65 713
Total deposits	**676 545**	**452 256**

Amounts due to and from the Societe Generale Group entities

As of 31 December 2001, the Bank recorded amounts due to and from Societe Generale Paris and Societe Generale's Prague branch.

The Bank recorded an amount due from Societe Generale in the nostro account of CZK - 310 thousand and off balance sheet currency transactions in the nominal value of CZK 996 641 thousand in assets and CZK 982 950 thousand in liabilities.

The Bank reported an amount of CZK 157,574 thousand owed to Societe Generale's Prague branch arising from interbank deposits and an off balance sheet receivable associated with interest rate instruments with a nominal value of CZK 1,703,075 thousand.

Amounts due from the Bank's related parties:

	Average contractual maturity	Interest rate	31 December 2001 CZK '000	31 December 2000 CZK '000
Members of the Supervisory Board	-	7 - 13	75	0
Members of the Management Board	-	6.5 -22.8	3 067	16 145
Principal shareholders of the Bank (interest greater than 1%)	-	-	0	674 691
Total	-	-	**3 142**	690 836

Amounts due from the Bank's related parties include credit cards, current accounts and common customer loans advanced at varying rates of interest.

All amounts due from principal shareholders in 2000 were fully repaid during the year ended 31 December 2001.

Amounts due from the Bank's related parties:

	CZK '000
Balance at 1 January 2001	690 836
Repayments	687 784
Loans newly granted	90
Balance at 31 December 2001	3 142

Remuneration and equity compensation scheme of the members of the Management and Supervisory Boards

Remuneration paid to the members of the Management and Supervisory Boards during the years was as follows:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Remuneration to the Management Board *	205 417	31 930
Remuneration to the Supervisory Board	29 416	8 088
Total	**234 833**	40 018

* **Remuneration to the Management Board members** includes amounts paid during the year ended 31 December 2001 to the current and former directors of the Bank under mandate and management contracts and the equity compensation scheme.

** **Remuneration to the Supervisory Board members** includes amounts paid during the year ended 31 December 2001 to the current and former members of the Supervisory Board as well as compensation provided under the equity compensation scheme.

As of 31 December 2001, the Bank recorded a reserve of CZK 8,822 thousand (2000: CZK 53,000 thousand) for an equity compensation program designed for the Management Board, Supervisory Board and selected managers, and estimated payable of CZK 11,122 thousand (2000: CZK nil) for Management Board bonuses.

	31 December 2001	31 December 2000
Number of the Management Board members	5	7
Number of the Supervisory Board members	9	12

Equity compensation program

The extended equity compensation program (the 'program'), designed to provide compensation to the members of the Management and Supervisory Boards, was approved by the Annual General Meeting on 31 May 2000. The terms of the program, refined to reflect the requirements of the amended Commercial Code, were approved by the General Meetings held on 28 March 2001 and 20 June 2001.

Under this equity compensation program each of the members of the Management and Supervisory Boards of the Bank have a right to purchase annually a pre-determined number of ordinary shares of the Bank at CZK 500 per share ('call options'). The members of the Boards have a right, but not the obligation, to put these shares on the Bank at a price of CZK 1,000 per share after these shares have been held by Board members for a minimum period ('put options'). The cost of the exercise of these options is borne by the Bank.

The table below summarises the program in terms of the period for acquiring call options over a pre-determined number of shares and the call and put option exercise period:

Period for call options over shares	Management Board	Supervisory Board
	Number of shares for call options	Number of shares for call options
05/2000-05/2001	134 000	28 500
05/2001-05/2002	134 000	28 500
05/2002-05/2003	134 000	28 500
05/2003-05/2004	134 000	28 500
Total	**536 000**	**114 000**

Period for call options over shares	Call options	Put options
	Option exercise period	Option exercise period
05/2000-05/2001	05/2000-05/2004	06/2001-05/2004
05/2001-05/2002	05/2001-05/2004	06/2002-05/2004
05/2002-05/2003	05/2002-05/2004	06/2003-05/2004
05/2003-05/2004	05/2003-05/2004	05/2004-05/2005
Total	-	-

* Information relating to the description of the period has been simplified as a result of varied dates of entering into agreements under the program from 31 May 2000 to 12 June 2000 which underlie the start of the period for call options over shares and exercise of the call and put options.

Call and put option agreements were entered into with the members of the Management and Supervisory Boards in November and December 2000.

Exercise of option rights for the year from 1 June 2000 to 31 May 2001

In January 2001, the Bank purchased its ordinary shares in the open market following the exercise of the right to purchase the pre-determined number of shares by each of the members of the Management Board. The members of the Supervisory Board also exercised their rights under the scheme The total number of shares purchased for the Management and Supervisory Board members was 160,220. The cost to the Bank of the exercise of these shares has been charged on an accruals basis to the accounting periods to which it relates as a compensation expense. The aggregate charge to the profit and loss statement for the year ended 31 December 2001 for all members of both Boards was CZK 36,608 thousand (2000: CZK 53,000 thousand).

Exercise of option rights for the year from 1 June 2001 to 31 May 2002

The members of the Management Board and the members of Supervisory Board exercised their rights to purchase 155,060 shares as of 31 December 2002. The aggregate charge to the profit and loss statement for the year ended 31 December 2001 for all members of the Boards and their rights to sell and purchase the shares was CZK 58,771 thousand on an accruals basis

Other beneficiaries of equity compensation scheme

Under a pre-existing scheme certain members of middle management of the Bank have rights to purchase annually a pre-determined number of ordinary shares of the Bank. Management estimates that the cumulative rights as of 31 December 2001 amount to approximately 80,000 shares. No provision has been made for the exercise of these rights.

Current status of equity compensation schemes

The Bank's management (appointed on 5 October 2001) has indicated that its intention is to limit or to terminate a substantial part of outstanding rights of the existing program and to replace it with a new compensation scheme consistent with that operated by the Societe Generale Group.

32 Purchase of Societe Generale's Prague branch

The planned acquisition of the business of Societe Generale's Prague branch and its integration into the Bank will form an integral part of the transformation process. Under this transaction, the Bank will acquire the assets and liabilities of the business and transfer all its clients and staff (also refer to Note 2). The transaction was approved by the Bank's Management Board and Supervisory Board on 11 December 2001 and 14 February 2002, respectively. In December 2001, the Bank's Executive Committee approved the principal conditions and timing of all the processes associated with the purchase of the business. The purchase of the business of Societe Generale's Prague branch must be approved by the Bank's Extraordinary General

Meeting which is scheduled to take place on 28 March 2002. The purchase of the business is also subject to the prior consent of the Czech National Bank.

The date of acquisition of the business of Societe Generale's Prague branch is set as of 31 March 2002, at which time all the assets and liabilities specified in the Business Purchase Agreement will be acquired by the Bank and recognised in the Bank's statutory books at fair value. Pursuant to an independent appraisal, the purchase price of the business has been determined to be CZK 1,030 million. The difference between the purchase price and the fair value of the acquired assets and liabilities as of the acquisition date will be recognised as goodwill in the Bank's assets.

As of 31 December 2001, Societe Generale's Prague branch recorded assets of CZK 22,208 million.

TO BE CONTINUED

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

Registration No.
4154

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerčni banka, a. s., Prague, Czech Republic

Number of pages : 250
(including this page)

Date: 28. 3. 2002

Subject:: Financial Statements

Dear Sirs,

We are sending you Unconsolidated and Consolidated Financial Statements prepared in accordance with International and Czech Accounting Standards for the year ended 31 December 2001.

Yours Sincerely,

Sylva Floríková
Director of Compliance

Komercni banka, a. s.

Unconsolidated Financial Statements
Under Czech Accounting Standards
Year Ended 31 December 2001

Komercni banka, a. s.

Table of Contents

Komercni banka, a. s.

AUDITOR'S REPORT TO THE SHAREHOLDERS OF KOMERCNI BANKA, A.S.

We have audited the accompanying unconsolidated financial statements of Komerční banka, a.s. (the Bank) for the year ended December 31, 2001. The Board of Directors is responsible for the preparation of the financial statements and for maintaining accounting records in accordance with relevant laws and regulations. Our responsibility is to express an opinion on the financial statements, taken as a whole, based on our audit.

We conducted our audit in accordance with Act on Auditors and the auditing standards issued by the Chamber of Auditors. Those standards require that we plan and conduct the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, the accounting records and other evidence supporting the amounts in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Bank in the preparation of the financial statements, as well as an evaluation of the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion on the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the assets, liabilities and equity of Komerční banka, a.s. as of December 31, 2001, and the financial results for the year then ended in accordance with Act on Accounting and relevant accounting regulations.

Prague, 26 March 2002

Audit firm:
Deloitte & Touche, spol. s r.o.
License no. 79

Statutory auditor:
Michal Petrman
License no. 1105

Unconsolidated Profit and Loss Statement For the Year Ended 31 December 2001

(Amounts in CZK '000)

		Note	Current accounting period	Previous accounting period
1.	**Interest Income and similar income**	4	**28 686 825**	**29 095 527**
	of which: interest income from fixed income securities		2 805 224	1 608 048
2.	**Interest expense and similar expenses**	4	**(15 121 580)**	**(16 751 661)**
	of which: Interest expense on fixed income securities		(2 460 861)	(2 081 195)
3.	**Income from variable yield securities**		**222 102**	**453 120**
(a)	Income from shares and other variable yield securities		391	2 496
(b)	Income from investments in associated undertakings		138 913	210 464
(c)	Income from investments in subsidiary undertakings		82 798	240 160
(d)	Income from other investments		0	0
4.	**Fees and commissions Income**	5	**6 486 429**	**5 426 949**
5.	**Fees and commissions expense**	5	**(505 042)**	**(1 005 225)**
6.	**Proflt/(loss) on flnanclal operatlons**	6	**3 154 154**	**3 216 010**
7.	**Other Income**	7	**3 096 556**	**37 527 832**
8.	**General operating costs**	8	**(12 141 073)**	**(11 295 596)**
(a)	Staff costs		(5 936 897)	(5 290 049)
(aa)	Wages and salaries		(4 418 105)	(3 910 700)
(ab)	Social security costs		(1 137 610)	(1 036 069)
(ac)	Health insurance costs		(381 182)	(343 280)
(b)	Other operating costs		(6 204 176)	(6 005 547)
9.	**Creation of reserves and provisions for tangible and Intangible assets**	9	**(1 516 455)**	**(373 000)**
(a)	Creation of reserves for tangible assets		(41 809)	0
(b)	Creation of provisions for tangible assets		(1 145 983)	(152 000)
(c)	Creation of provisions for intangible assets		(328 663)	(221 000)
10.	**Use of reserves and provisions for tangible and intangible assets**	9	**352 587**	**1 200**
(a)	Use of reserves for tangible assets		0	1 200
(b)	Use of provisions for tangible assets		83 573	0
[illegible]	[illegible]		[illegible]	[illegible]

11.	Other costs	7	(3 431 033)	(55 898 775)
12.	Creation of provisions and reserves for loans and guarantees	9	(10 759 008)	(19 153 999)
13.	Use of provisions and reserves for loans and guarantees	9	6 416 443	28 624 729
14.	Creation of provisions and reserves for fixed asset investments and financial investments	9	(4 808 399)	(2 359 147)
15.	Use of provisions and reserves for fixed asset investments and financial investments	9	3 167 116	1 920 923
16.	Creation of other provisions and reserves	9	(2 785 510)	(634 501)
17.	Use of other provisions and reserves	9	2 319 967	916 851
18.	Income tax from current activities	10	(763 250)	(17 408)
19.	Profit/(loss) from ordinary activities after taxation		2 072 829	(306 171)
20.	Extraordinary income	11	825 799	218 176
21.	Extraordinary costs	11	(274 986)	(61 341)
22.	Income tax from extraordinary activities		0	0
23.	Profit or loss from extraordinary activities after taxation		550 813	156 835
24.	Profit or loss for the accounting period		2 623 642	(149 336)

Unconsolidated Balance Sheet as of 31 December 2001

ASSETS (Amounts in CZK '000)

		Note	Current accounting period			Previous accounting period
			Gross amount	Adjustment	Net amount	
1.	**Cash in hand, deposits with central banks, postal checking accounts**	12	**17 259 842**	**0**	**17 259 842**	**19 787 027**
2.	**Treasury bills and other bills eligible for refinancing with the CNB**	12	**95 190 207**	**0**	**95 190 207**	**76 225 789**
(a)	Treasury bills and similar bonds issued by the state		15 517 207	0	15 517 207	11 368 789
(b)	Other bills		79 673 000	0	79 673 000	64 857 000
3.	**Amounts due from banks**	13	**156 565 856**	**12 793**	**156 553 063**	**176 419 932**
(a)	Payable on demand		215 475	0	215 475	777 073
(b)	Other receivables		156 350 381	12 793	156 337 588	175 642 859
	of which: subordinated assets		0	0	0	0
4.	**Amounts due from customers**	14	**209 324 980**	**15 561 981**	**193 762 999**	**133 968 417**
(a)	Payable on demand		1 926 460	0	1 926 460	1 040 497
(b)	Other receivables		207 398 520	15 561 981	191 836 539	132 927 920
	of which: subordinated assets		0	0	0	0
5.	**Bonds and other fixed income securities for trading**	15	**3 009 076**	**539**	**3 008 537**	**3 049 693**
(a)	Issued by banks		522 635	34	522 601	895 245
	of which: own bonds		241 974	2	241 972	680 309
(b)	Issued by other entities		2 486 441	505	2 485 936	2 154 448
6.	**Shares and other variable yield securities for trading**	15	**168 294**	**264**	**168 030**	**172 973**
7.	**Fixed asset investments in associated undertakings**	16	**334 640**	**0**	**334 640**	**489 730**
(a)	In banks		220 000	0	220 000	280 000
(b)	In other entities		114 640	0	114 640	209 730
8.	**Fixed asset investments in subsidiary undertakings**	16	**1 640 028**	**751 900**	**888 128**	**1 135 189**
(a)	In banks		411 433	0	411 433	438 366
(b)	In other entities		1 228 595	751 900	476 695	696 823
9.	**Other financial investments**	17	**37 681 720**	**2 131 613**	**35 550 107**	**42 603 985**

(a)	Incorporation costs		0	0	0	0
(b)	Goodwill		0	0	0	0
11.	**Tangible fixed assets**	18	**20 456 666**	**10 319 231**	**10 137 435**	**12 207 521**
(a)	Land and buildings for banking activities		11 631 967	3 934 489	7 697 478	9 279 966
(b)	Other		8 824 699	6 384 742	2 439 957	2 927 555
12.	**Treasury shares**		**178 933**	**0**	**178 933**	**5 285**
13.	**Other assets**	19	**10 425 755**	**560 717**	**9 865 038**	**6 131 408**
14.	**Subscribed share capital called-up and not paid**		**0**	**0**	**0**	**0**
15.	**Prepayments and accrued income**	19	**1 266 529**	**0**	**1 266 529**	**3 772 856**
	TOTAL ASSETS		**556 335 139**	**31 047 394**	**525 287 745**	**476 842 364**

Unconsolidated Balance Sheet as of 31 December 2001

LIABILITIES (Amounts in CZK '000)

		Note	Current accounting period	Previous accounting period
1.	**Amounts owed to banks**	20	**123 231 053**	**104 255 177**
(a)	Payable on demand		3 553 388	6 154 880
(b)	Other liabilities		119 677 665	98 100 297
2.	**Amounts owed to customers**	21	**285 083 105**	**287 623 691**
(a)	Savings deposits		21 339 296	24 833 587
	of which: payable on demand		1 493 401	1 691 682
(b)	Other liabilities		263 743 809	262 790 104
	of which: payable on demand		141 468 992	122 983 543
3.	**Certificates of deposit and similar debentures**	22	**60 506 721**	**29 600 720**
(a)	Certificates of deposit		619	720
(b)	Other		60 506 102	29 600 000
4.	**Accruals and deferred income**	24	**826 799**	**2 530 932**
5.	**Reserves**	9	**11 605 577**	**9 201 697**
(a)	Reserves for standard loans and guarantees		9 709 682	8 174 946
(b)	Reserves for foreign exchange rate losses		0	0
(c)	Reserves for other banking risks		1 246 956	0
(d)	Other reserves		648 939	1 026 751
6.	**Subordinated liabilities**	23	**7 251 800**	**7 562 600**
7.	**Other liabilities**	24	**14 143 530**	**16 027 947**
8.	**Share capital**	25	**19 004 926**	**19 004 926**
	of which: share capital paid-up		19 004 926	19 004 926
9.	**Share premium fund**		**0**	**0**
10.	**Reserve funds**	26	**737 050**	**564 050**
(a)	Statutory reserve funds		558 050	558 050
(b)	Reserve funds for treasury shares		179 000	6 000
(c)	Other reserve funds		0	0
11.	**Capital funds and other funds created from profit**	26	**273 542**	**619 960**
(a)	Capital funds		0	0
(b)	Other funds created from profit		273 542	619 960
12.	**Retained earnings and accumulated losses brought**	[illegible]	[illegible]	[illegible]

	forward			
13.	**Profit or loss for the accounting period**	26	**2 623 642**	**(149 336)**
	TOTAL LIABILITIES		**525 287 745**	**476 842 364**

OFF BALANCE SHEET (Amounts in CZK '000)

		Note	Current accounting period	Previous accounting period
1.	**Total contingent liabilities** of which:	27	**19 538 581**	**28 007 413**
(a)	Received bills of exchange/acceptances and endorsements of bills of exchange		20 019	4 800
(b)	Commitments from guarantees		19 518 562	28 002 613
(c)	Commitments from collateral		0	0
2.	**Other irrevocable commitments**	27	**31 419 782**	**34 794 505**
3.	**Receivables from spot, forward and option transactions**	27	**404 384 065**	**273 516 162**
4.	**Commitments under spot, forward and option transactions**	27	**402 782 511**	**273 112 211**

Notes to the Unconsolidated Financial Statements

Year Ended 31 December 2001

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

1. Principal activities

Komercni banka, a. s. (the 'Bank') is incorporated in the Czech Republic as a joint-stock company. The principal activities of the Bank are as follows:

I. Providing loans, advances and guarantees in Czech Crowns and foreign currencies;
II. Acceptance and placement of deposits in Czech Crowns and foreign currencies;
III. Providing current and term deposit accounts in Czech Crowns and foreign currencies;
IV. Providing banking services through an extensive branch network in the Czech Republic;
V. Treasury operations in the interbank market;
VI. Servicing foreign trade transactions; and
VII. Investment banking.

The registered office address of the Bank is Na Prikope 33/969, 114 07 Prague 1. The Bank has 342 branches and sub-agencies in the Czech Republic. The Bank had 9,229 employees as of 31 December 2001. The Bank has operations in the Czech Republic and Slovakia through its subsidiary Komercni banka Bratislava, a.s.

The Bank's ordinary shares are publicly traded on the Prague Stock Exchange. Societe Generale, a French bank, became the majority shareholder of the Bank on 4 October 2001 following its purchase of a 60 percent shareholding in the Bank which had been held by the Czech Government through the National Property Fund.

2 Principal developments during the year ended 31 December 2001

State guarantee

Pursuant to a Government resolution dated 18 December 2000, the Bank entered into an agreement with Konsolidacni banka under which Konsolidacni banka will cover losses incurred by the Bank, up to a maximum amount of CZK 20,000 million, which may be incurred over a three year period, which began on 31 December 2000, on a defined portfolio of classified exposures. This agreement has been taken into account when determining the value of the Bank's assets and the level of required provisions for loan losses reported as of 31 December 2000 and 31 December 2001. Further details of this guarantee arrangement and its impacts on provisioning for loan losses can be found in Note 14 to these financial statements.

Restructuring of the Bank

The Management Board of the Bank continued to implement its restructuring program that was initiated in 2000. During the year ended 31 December 2001, the principal steps within this program have been as follows:

- The centralisation and redistribution of certain support activities to a subsidiary of the Bank with the objective of localising the provision of internal services within the Bank's financial group and reducing operating costs (approximately 450 staff were relocated when this measure came into effect on 1 July 2001);

- The centralisation and redistribution of user support services and other activities relating to information technologies to a subsidiary with the objective of localising these services within the Bank's financial group and reducing operating costs (approximately 250 staff were relocated when this measure came into effect on 1 September 2001);

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

- The centralisation of selected back-office activities and rationalisation of back-office processes within the Bank, with a headcount reduction of up to 30 percent (including the regionalisation of accounting units into 9 locations and the headcount reduction is approximately 30 percent, with effect from 1 July 2001 and the partial centralisation of the loan portfolio management function into 9 locations, with effect from 1 October 2001).

These and other measures have led to a reduction in the Bank's headcount by 1,404, or 13 percent, to 9,299 during the year ended 31 December 2001 compared to 10,703 as of 31 December 2000.

Privatisation of the Bank

On 28 June 2001, the Government of the Czech Republic approved the French bank Societe Generale in the tender to acquire the State's 60 percent shareholding in the Bank. Societe Generale acquired 60 percent of the issued share capital of the Bank for a consideration of approximately CZK 40 billion (that is EUR 1,186 million).

On 12 July 2001, Societe Generale entered into a Share Purchase Agreement with the National Property Fund to acquire the State's 60 percent shareholding in the Bank.

Societe Generale obtained control of the Bank following the approval of the Czech National Bank and the Securities Commission and the cessation of the proceedings of the Economic Competition Protection Office regarding public support in connection with the provision of the guarantee by Konsolidacni banka for a selected portfolio of low quality assets up to the amount of CZK 20 billion.

At the Extraordinary Meeting held on 8 October 2001, the shareholders of the Bank approved new Articles of Incorporation and elected a new Supervisory Board.

The Supervisory Board of the Bank accepted the resignation of the seven members of the Bank's Management Board and elected a new Management Board on 5 October 2001 comprising five members: Mr Alexis Juan, Mr Patrice Cheroutre, Mr Matus Pull, Mr Peter Palecka and Mr Tomas Spurny.

Changes were made to the governance model of the Bank and the relationship between the Management and Supervisory Boards enhancing the authority of the Management Board and the Executive Committee (the newly established management body for the day-to-day management of the Bank's operations).

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

On 5 October 2001, the Management Board appointed the following officers of the Bank to the Executive Committee:

Name	Position	Area of responsibility
Alexis Juan	Chairman of the Management Board and CEO	Strategy, sales, marketing, information technology, operations, investment banking
Peter Palecka	Vice-chairman of the Management Board and 1st Deputy CEO	Secretariat, legal services, public relations, compliance, organisational structure
Patrice Cheroutre	Member of the Management Board and Deputy CEO	Risk management
Matus Pull	Member of the Management Board and Deputy CEO	Corporate banking
Tomas Spurny	Member of the Management Board and Deputy CEO	Finance and corporate planning
Phillippe Delacarte	Deputy CEO	Small and medium-sized companies
Michel Fenot	Deputy CEO	Distribution network
Jiri Huml	Deputy CEO	Information technologies and operations
Radomir Lasak	Deputy CEO	Distribution network
Andre Leger	Deputy CEO	Marketing and retail banking
Marek Stefanowicz	Deputy CEO	Investment banking
Karel Vasak	Deputy CEO	Human resources
Jan Kubalek	Executive Vice-president	Alternative distribution channels
Pascal Dupont	Executive Vice-president	Risk management
Michal Herman	Executive Vice-president	Finance

Societe Generale made five appointments to the new nine-member Supervisory Board (Didier Alix, Severin Cabannes, Jean-Louis Mattei, Christian Poirier and Petr Laube). The remaining four seats are taken by a representative of the National Property Fund (Jan Juchelka) and three representatives elected by the employees of the Bank (Pavel Krejci, Jan Kucera and Miroslava Smidova).

In accordance with relevant legislation, the obligation to acquire the shares of minority shareholders does not apply when a controlling stake is acquired as part of the privatisation of the State's shareholdings. Therefore Societe Generale has not made an offer to repurchase the shares held by the Bank's minority shareholders.

Notes to the Unconsolidated Financial Statements

Year Ended 31 December 2001

3 *Principal accounting policies*

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of accounting

The financial statements are based on the Bank's accounting records which are maintained in accordance with Accounting Act 563/1991 Coll. and relevant regulations and guidance, specifically the regulation of the Czech Finance Ministry no. 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks effective for the year ended 31 December 2001, which principally resulted in changes in the accounting treatment for penalty interest, securities, repo transactions and financial derivative instruments.

The financial statements are prepared on an accruals basis of accounting whereby the effects of transactions and other events are recognised when they occur and are reported in the financial statements of the periods to which they relate. The financial statements are prepared under the historical cost convention, as modified by the remeasurement of all derivative contracts to fair value.

The financial statements are prepared in accordance with the regulation of the Czech Finance Ministry no. 282/65 050/1997 dated 9 October 1997, which establishes the structure and substance of financial statement components and the scope of financial statement disclosures for banks, as amended by regulation no. 282/87 740/1998 dated 9 December 1998.

The presentation of financial statements requires management of the Bank to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. These estimates are based on the information available as of the date of the financial statements and actual results could differ from those estimates.

These financial statements reflect only the results of operations of the Bank and do not reflect the performance of the Bank's subsidiary and associated undertakings, a listing of which can be found at Note 16 to these financial statements.

The reporting currency used in the financial statements is the Czech Crown ('CZK') with accuracy to CZK thousand, unless indicated otherwise.

(b) Investments

The Bank's investments in subsidiary and associated undertakings are recognised at cost less any provisions. Investments, in which the Bank, directly or indirectly, has an equity interest less than 20 percent, are reported as *'Other financial investments.'*

Subsidiary undertakings are those companies in which the Bank, directly or indirectly, has an interest of more than one half of the share capital or otherwise has power to exercise control over the operations of the entity. Associated undertakings are those companies in which the Bank, directly or indirectly, holds 20 - 50 percent of the entity's issued share capital.

Notes to the Unconsolidated Financial Statements

Year Ended 31 December 2001

Dividends are recorded as declared and included as a receivable in the balance sheet line '*Prepayments and accrued income*' and in '*Income from investments in associated or subsidiary undertakings*' in the profit and loss statement. Upon payment of the dividend, the receivable is offset against the collected cash.

Provisions against fixed asset investments are established as equal to the excess of cost over the entity's equity balance.

Gains and losses arising from the re-translation of fixed asset investments denominated in foreign currencies are reported on the face of the balance sheet as '*Other assets*' or '*Other liabilities*' and are recognised through the profit and loss statement only after the relevant investments are sold.

(c) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Czech Crowns and reported in the financial statements at the exchange rate declared by the Czech National Bank ('CNB') prevailing as of the balance sheet date. Income and expenses denominated in foreign currencies are recorded in Czech Crowns in the underlying accounting system of the Bank and are therefore reported in the financial statements as retranslated at the official exchange rate prevailing as of the date of the transaction. Gains and losses arising from movements in exchange rates after the date of the transaction are recognised in '*Profit/(loss) on financial operations*.' Net gains on the revaluation of fixed asset investments are recorded on the balance sheet.

(d) Amounts due from banks and customers

Loans originated by the Bank by providing money directly to a borrower are categorised as loans originated by the Bank and are carried at amortised cost. All loans and advances are recognised when cash is advanced to borrowers.

Loans and advances to customers and financial institutions are stated net of provisions for loan losses. A credit risk provision for loan impairment is established if there is objective evidence that the Bank will not be [illegible]

Czech National Bank no. 194/1998 Coll., which provides guidance on loan receivable classification and provisioning against loan receivables. A portion of the classified loans which the Bank administers in a special division are provisioned reflecting the expected recovery rates as estimated by the Bank, provided that such a provisioning charge is greater than the provision established under the regulation of the Czech National Bank. Specific provisions are assessed with reference to the credit standing and performance of the borrower and take into account the value of any collateral or third party guarantees.

The Bank charges penalty interest to borrowers when a portion of the loan falls overdue. Pursuant to the Bank's internal policies, penalty interest is not covered by the collateral set aside against the loan of the borrower. With effect from 1 January 2001, the Bank has altered its accounting treatment for penalty interest reflecting the requirements set out in the regulation of the Czech Finance Ministry no. 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks. Penalty interest assessed subsequent to 1 January 2001 is accounted for as income in the profit and loss statement and reflected in the on-balance sheet receivable balance and, whereas penalty interest assessed prior to 1 January 2001 is retained in off balance sheet accounts, as was the case in 2000, and included in income when received. The penalty interest in receivable balance are covered by provisions.

The Bank recorded a general provision for impairment of on-balance sheet and off-balance sheet loan receivables. A portion of the general provision relating to the on-balance sheet exposures is designed to cover losses that are judged by the management of the Bank to be present in the loan portfolio as of the balance sheet date, but which have not been allocated to specific or individual exposures.

The Bank writes off loss loans when clients are unable to fulfil their obligations to the Bank in respect of these loans. The loan is written off against the related provision for loan impairment. Subsequent recoveries are credited to the profit and loss statement in *'Other income'* if previously written off.

Discounted bills of exchange are carried at nominal value. The related discount is included in the balance sheet line *'Accruals and deferred income'* and is amortised on a straight line basis to income over the period from acquisition till maturity.

(e) Securities

In accordance with the regulation of the Czech Finance Ministry no. 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks, securities held by the Bank are categorised into portfolios in accordance with the Bank's intent on the acquisition of the securities and pursuant to the Bank's security investment strategy. The Bank has classified securities as 'Trading securities', 'Available for sale' and 'Held to maturity.'

All securities held by the Bank are recognised using settlement date accounting and initially measured at their cost plus accrued coupon. The carrying value of debt securities is increased or decreased to reflect the accrued interest income using the effective interest rate method. Interest income includes the accrued income and the accrued difference between the nominal value of the security and its amortised cost. Disposals of securities are calculated using the average cost method.

The Bank establishes provisions against securities as equal to the excess of net carrying value over the market value of the security. Provisions are recognised on a daily basis in respect of securities held for trading and on a monthly basis in respect of securities carried within the available for sale category or held to maturity (as a result of the deterioration of credit risk attached to the security's issuer).

Trading securities are reported on the face of the balance sheet as securities held for trading and capital gains and losses and provisions are include in the profit and loss statement line *'Profit/(loss) on financial operations.'* Securities available for sale and held to maturity are carried on the balance sheet within *'Other financial investments.'* Capital gains and losses on the disposal of the security are included in *'Profit/(loss) on financial operations'* whilst provisions are reported as provisions for fixed asset investments and financial investments.

Trading securities

Trading securities are financial assets (equity and debt securities, treasury bills, participation certificates) acquired by the Bank for the purpose of generating a profit from fluctuations in prices in the short term, typically defined as one year.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ('regular way' purchases and sales) are recognised as spot transactions. Transactions that do not meet the 'regular way' settlement criterion are treated as financial derivatives.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Investments held to maturity

Investments held to maturity are financial assets with fixed or determinable payments and fixed maturities that the Bank has the positive intent and ability to hold to maturity. This portfolio comprises treasury bills and debt securities.

The Bank assesses on a regular basis whether there is any objective evidence that an investment held to maturity may be impaired. A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount which is equal to the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. When the impairment of assets is identified, the Bank recognises provisions through the profit and loss statement as provisions against financial investments.

Securities available for sale

Available for sale securities are those financial assets that are not classified as financial assets held for trading or held-to-maturity investments. This portfolio comprises equity securities and debt securities, including asset backed securities and participation certificates.

(f) Tangible and intangible fixed assets

Tangible and intangible fixed assets are stated at historical cost less accumulated depreciation together with accumulated impairment losses. Fixed assets are depreciated through the accumulated depreciation charge. Depreciation is calculated on a straight-line basis to write off the cost of each asset to their residual values over their estimated useful economic life. Land and assets in the course of construction are not depreciated.

The estimated useful economic lives in years are set out below:

Machinery and equipment, computers, vehicles	4
Fixtures, fittings and equipment	6
Energy machinery and equipment	12
Buildings and structures	30

Low value fixed assets and repairs in the nature of technical improvements costing less than CZK 40,000 in the case of tangible fixed assets and CZK 60,000 in the case of intangible fixed assets with an estimated useful life greater than one year are charged to the profit and loss statement when the expenditure is incurred. Technical improvements costing greater than CZK 40,000 in respect of tangible fixed assets and greater than CZK 60,000 in respect of intangible fixed assets increase the acquisition cost of the related fixed asset. Acquisition costs of know-how greater than CZK 60,000 with an estimated useful life exceeding one year are recorded as intangible fixed assets.

The Bank periodically tests its assets for impairment and temporary impairments are provisioned. Repairs and renewals are charged to the profit and loss statement when the expenditure is incurred.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

(g) Leases

Assets held under finance leases are not recognised on the balance sheet over the lease term. These assets are recorded in the off balance sheet records. Amounts related to fixed assets acquired under finance leases are amortised and expensed over the lease term. The future lease payments of the Bank are made by reference to the payment schedule agreed upon within the finance lease arrangement.

At present the Bank does not act as a lessor for finance or operating leases.

(i) Provisions

Provisions are recognised, when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. In addition, the Bank recorded provisions for standard loans and estimated losses on off balance sheet exposures.

(j) Certificated debts

Certificated debts issued by the Bank are stated at their nominal value net of any unamortised interest expense and premium or discount arising on issue. The premium or discount is amortised over the term of issue to maturity using the effective interest rate method. Interest expense arising on the issue of certificated debts is included in the profit and loss statement line *'Interest expense and similar expenses.'*

(k) Recognition of income and expense

Interest income and expense are recognised in the profit and loss statement for all interest bearing instruments on an accruals basis. Interest income includes coupons earned on fixed income investments and trading securities and accrued discount and premium on treasury bills and other discounted instruments. Penalty interest is accounted for on a cash basis. Fees and commissions are recognised as income in the profit and loss statement when due.

(l) Taxation

other jurisdictions in which the Bank operates, based on the profit or loss recognised in the income statement prepared pursuant to Czech Accounting Standards.

Deferred income tax is provided, using the balance sheet liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, specific and general provisions for loans, securities valuation and tax losses carried forward. Deferred tax assets in respect of tax losses carried forward and other temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the tax assets can be utilised.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

(m) Sale and repurchase agreements

Securities sold under sale and repurchase agreements ('repos') are recorded as assets in the balance sheet line '*Amounts due from banks*' or '*Amounts due from customers*' and the counterparty liability is included in '*Amounts owed to banks*' or '*Amounts owed to customers*' as appropriate.

Securities purchased under agreements to purchase and resell ('reverse repos') are recorded on the balance sheet within the relevant category of trading securities or available for sale. Liabilities arising from the securities acquired under reverse repos are included in the balance sheet line '*Amounts owed to banks*' or '*Amounts owed to customers*' as appropriate. Loans advanced under reverse repos are recorded as '*Amounts due from banks*' or '*Amounts due from customers*' as appropriate. The difference between the sale and repurchase price is treated as interest and accrued evenly over the life of the repo agreement using the effective interest rate.

Transactions involving the sale of securities with a concurrently negotiated repurchase and the purchase of securities with a concurrently negotiated resale are accounted for as repo and reverse repo transactions.

(n) Derivative financial instruments and hedging

In the normal course of business, the Bank is a party to contracts for derivative financial instruments which represent a very low initial investment. The derivative financial instruments used include interest rate forward or swap agreements and currency swaps. These financial instruments are used by the Bank to hedge interest rate risk and currency exposures associated with its transactions in the financial markets. The Bank also acts as an intermediary provider of these instruments to certain clients.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives are embedded in other financial instruments, such as the conversion option in a related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in the profit and loss statement.

Changes in the fair value of derivatives held for trading are included in the profit and loss statement line '*Profit/(loss) on financial operations.*'

On the date a derivative contract is entered into, the Bank designates certain derivatives as hedges which are recognised using hedging accounting rules provided that the criteria set out in the regulation of the Czech Finance Ministry 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks, are met.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

The Bank's criteria for a derivative instrument to be accounted for as a hedge include:

(a) The Bank has developed a risk management strategy;
(b) At the inception of the hedge, the hedging relationship is formally documented, the documentation identifies the hedged item and the hedging instrument, defines risk that is being hedged and the approach to establishing whether the hedge is effective;
(c) The hedge is effective, that is if changes in the fair value or cash flows of the hedged item are almost fully offset by changes in the fair value or cash flows of the hedging instrument and the results are within a range of 80 percent to 125 percent.

Changes in the fair value of derivatives that are designated and qualify as hedges and that prove to be highly effective in relation to the hedged risk, are recorded in the balance sheet. The balances on the balance sheet are taken to the profit and loss statement and classified as income and expenses in the period in which the hedged asset or liability impacts the profit and loss statement.

Certain derivative transactions, while providing effective economic hedges under the Bank's risk management positions, do not qualify for hedge accounting and are therefore treated as derivatives held for trading with fair value gains and losses reported in the profit and loss statement '*Profit/(loss) on financial operations.*'

As of 1 January 2001, pursuant to the requirements of the regulation of the Czech Finance Ministry 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks, the Bank re-assessed transactions that were originally treated as hedges in 2000 and where these transactions did not qualify for special hedge accounting these instruments were treated as trading items and marked to market. The difference of CZK 140 million arising between the previous carrying value and the fair value was reported in the profit and loss statement as income for the current accounting period.

(o) Regulatory requirements

The Bank is subject to the regulatory requirements of the Czech National Bank. These regulations include limits and other restrictions pertaining to minimum capital adequacy requirements, classification of loans and off balance sheet commitments and provisioning to cover credit risk, liquidity, interest rate and foreign currency position.

(p) Extraordinary income and costs

Extraordinary income and costs represent items that do not relate to the current account period or an accruals basis.

(q) New accounting pronouncements for 2002

With effect from 1 January 2002, the regulation of the Czech Finance Ministry dated 15 November 2001, which establishes the chart of accounts and the accounting principles for banks and certain financial institutions, has altered the accounting and valuation policies of securities, the accounting treatment for repo transactions and recognition of reserves. As a result of the implementation of the new accounting policies as of 1 January 2002, the Bank generated a one-off gain that was recognised as extraordinary income or costs, as appropriate, in accordance with the transitory provisions of the new regulation.

Key changes are set out below:

Securities

As of 1 January 2002, the Bank has allocated securities into four portfolios: 'Held for trading', 'Available for sale', 'Held to maturity' and 'Acquired under initial offerings not designated for trading.' The securities are initially measured at their cost including all transaction costs attributable to their acquisition. Securities held to maturity and carried within the new portfolio of securities acquired under initial offerings are stated at amortised cost and any impairment associated with credit risk is provisioned. As of 1 January 2002, securities held for trading and available for sale are fair valued and changes in the fair value are recognised through the profit and loss statement. The Bank recognised a one-off gain of CZK 530 million as a result of the remeasurement of securities to fair values as of 1 January 2002.

In the event of the repurchase of its own certificated debts the Bank does not recognise these debts as assets but reduces the balance of own certificated debts reported as liabilities. The difference between the cost and the accrued value of the issued certificated debts is reported as profit or loss. As of 1 January 2002, the Bank incurred a one-off loss of approximately CZK 50 million from the reversal of its own certificated debts.

With effect from 1 January 2002, the gains or losses arising from the sale of treasury shares are not recognised through the profit and loss statement but directly impact the Bank's equity. As such, the Bank released the provision for treasury equities established for the losses associated with their disposal as equal to the difference of their carrying value and the current market value.

Reverse repo transactions

Securities received as collateral under reverse repo transactions are not recognised on the Bank's balance sheet and are stated at fair value in off balance sheet memorandum accounts. The off balance sheet accounts do not reflect collateral that is subject to a short sale. The reverse repo is defined as a standard reverse repurchase transaction and also as a borrowing of securities secured by the transfer of financial assets and a purchase of securities with a concurrently negotiated resale.

Provisioning policies

As part of the adoption of the amended accounting procedures, the Bank updated its provisioning policy. A provision may recognised only when there is an obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made and all these criteria must be met simultaneously. In this context, the Bank is re-assessing its current provisioning policies, primarily in relation to credit risk management.

1

Notes to the Unconsolidated Financial Statements

Year Ended 31 December 2001

4 *Net interest income*

Net interest income comprises:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Interest income		
- Loans and advances to financial institutions	11 790 100	12 704 816
- Loans and advances to customers	14 091 501	14 782 663
- Bonds, treasury bills and other fixed income securities	2 805 224	1 608 048
Total interest income	**28 686 825**	**29 095 527**
Interest expense		
- Amounts owed to financial institutions	(3 427 126)	(4 386 293)
- Amounts owed to customers	(9 233 593)	(10 284 173)
- Certificated debts	(2 460 861)	(2 081 195)
Total interest expense	**(15 121 580)**	**(16 751 661)**
Net interest income	**13 565 245**	**12 343 866**

Interest income on loans and advances to customers as of 31 December 2001 also includes accrued penalty interest of CZK 761,162 thousand assessed subsequent to 1 January 2001, of which CZK 593,208 thousand remained outstanding as of 31 December 2001. The Bank has established provisions against outstanding penalty interest.

5 *Net fees and commissions*

Net fees and commissions comprise:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Fees and commissions income	6 486 429	5 426 949
Fees and commissions expense	(505 042)	(1 005 225)
Net fees and commissions income	**5 981 387**	**4 421 724**

Fees and commissions comprise commission income and expenses received or paid principally in respect of loan administration, issued guarantees and agency services.

Notes to the Unconsolidated Financial Statements

Year Ended 31 December 2001

6 *Profit/(loss) on financial operations*

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Gains/(losses) on trading securities	81 268	(27 932)
Gains/(losses) on investment securities	27 490	(133 967)
Provisions against trading securities	9 850	1 136 616
Net income from foreign exchange commissions from clean and documentary payments	1 478 177	1 599 801
Net income from commissions from foreign exchange transactions	882 265	1 159 341
Realised and unrealised gains/(losses) on foreign exchange trading and currency derivatives	438 847	(361 396)
Realised and unrealised gains/(losses) on interest rate and credit derivatives	194 358	(144 696)
Realised and unrealised gains/(losses) on commodity derivatives	2 339	0
Realised and unrealised gains/(losses) on security derivatives	39 781	0
Realised and unrealised gains/(losses) on securities trading on behalf of customers	(221)	(11 757)
Profit/(loss) on financial operations	**3 154 154**	**3 216 010**

7 *Other income and expenses*

Other income and expenses comprise:

	Year ended 31 December 2001	Year ended 31 December 2000

	CZK '000	CZK '000	CZK '000	CZK '000
Income/(expenses) from the sale of assets	181 437	(161 989)	196 032	(111 601)
Income/(expenses) from the sale of fixed asset investments	0	0	150 140	(64 635)
Income/(expenses) from written off loan receivables from banks	0	0	84 746	0
Income/(expenses) from written off loan receivables from customers	2 252 415	(152 834)	7 402 840	(5 161 220)
Income/(expenses) from other written off receivables	0	(129 367)	41	(46 004)
Income/(expenses) from transferred receivables	6 015	(1 706 450)	29 582 090	(49 208 469)
Remuneration to Management and Supervisory Boards	0	(115 397)	0	(40 018)
Other operating income/(expenses)	656 689	(1 164 996)	111 943	(1 266 828)
Total	**3 096 556**	**(3 431 033)**	**37 527 832**	**(55 898 775)**

Prior years numbers (2000) reflect assets transfers to Konpo and related income/ expense.

Notes to the Unconsolidated Financial Statements

Year Ended 31 December 2001

8 *General operating costs*

In addition to wages and salaries and social security costs, general operating costs in the aggregate amount of CZK 12,141,073 thousand comprise purchased consumables and depreciation/amortisation of tangible and intangible fixed assets. Wages and salaries include Management Board bonuses paid under management contracts and compensation paid under the equity compensation scheme. Remuneration to the members of the Management and Supervisory Boards arising from mandate contracts are recorded in the profit and loss statement line '*Other costs*.'

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Wages and salaries	(4 418 105)	(3 910 700)
Social security costs	(1 137 610)	(1 036 069)
Health insurance costs	(381 182)	(343 280)
Staff costs	**(5 936 897)**	**(5 290 049)**
Depreciation of tangible fixed assets	(1 239 461)	(1 497 888)
Amortisation of intangible fixed assets	(558 108)	(340 207)
Taxes and charges	(44 867)	(60 484)
Purchased consumables	(4 361 740)	(4 106 968)
Other operating costs	**(6 204 176)**	**(6 005 547)**
Total general operating costs	**(12 141 073)**	**(11 295 596)**
Number of employees at the year-end	9 299	10 703
Average number of employees during the year	9 873	11 865
Average cost per employee (CZK)	601 327	445 853

Restructuring costs

The management of the Bank approved a restructuring plan for the Bank in June 2000. The plan was announced in July 2000 and implemented primarily in 2000. During 2001, the Bank continued implementing its restructuring program, the most significant matters being the centralisation and redistribution of certain activities and services to the Bank's specialised subsidiaries (refer to Note 2 to the financial statements).

Costs relating to the restructuring comprise costs of severance and compensation associated with reducing staff numbers, costs of disposal of redundant buildings and early termination of leases and costs reflecting the impairment of under-utilised leasehold improvements on leased premises.

Following the entrance of the new shareholder, the Bank reviewed the location, appearance and positioning of its branch network in the context of its strategic plans for customers and product delivery in the three-year period from 2002 through 2004. This review identified a number of buildings, owned and leased, whose location and appearance is not compatible with such plans. The Bank's intention is to dispose of these premises and vacate the leases as and when the market conditions allow in the medium term. The impairment charge from this review and earlier reviews amounts to CZK 1,276,312 thousand and includes expected losses on the sale of premises presently owned by the Bank, the writedown of leasehold improvements on leased premises for which it intends to sell or terminate the rental agreements and the writedown of the carrying amount of prepaid rentals on buildings that will be vacated. Management of the Bank considers such impairment charges as restructuring costs.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Restructuring costs comprise:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Redundancy compensation costs	85 546	320 065
Impairment charge relating to branch network and termination of leases	1 276 312	252 000
Other restructuring costs	393 427	255 044
Total restructuring costs	**1 755 285**	**827 109**

Of the aggregate restructuring costs of CZK 1 755 285 thousand, CZK 1 278 135 thousand is charged in the creation/use of provisions for tangible and intangible assets, CZK 80 787 thousand in staff costs and CZK 396,363 thousand in the creation/use of other provision and reserves.

9 *Reserves and provisions*

Provisions are established pursuant to the regulation of the Czech National Bank no. 194/1998 Coll., which provides guidance on loan receivable classification and provisioning against loan receivables. Classified loans which the Bank administers in a special division are provisioned reflecting the expected recovery rates as estimated by the Bank, provided that such a provisioning charge is greater than the provision required under the regulation of the Czech National Bank.

Tax deductible reserves for general banking risks and reserves for repairs of tangible assets are recorded in accordance with Provisioning Act 593/1992 Coll., as amended (the 'Provisioning Act').

In addition, the Bank creates non-tax deductible reserves to cover general risk inherent in the loan portfolio in an amount in excess of the statutory limit set out in the Provisioning Act, reserves for fixed asset investments and other financial investments and reserves for restructuring costs.

Prior to the end of 2001, provisions for loans to borrowers in bankruptcy were recorded in special analytical accounts and the Bank recorded tax deductible and non-tax deductible provisions pursuant to the Provisioning Act. Effective 2001, the Bank recognises provisions for new bankruptcies as a component of loan loss provisions.

During the year ended 31 December 2001, pursuant to the Provisioning Act, the Bank created tax deductible reserves for the risks inherent in the standard loan portfolio as equal to 1 percent of the average balance of these loans and reserves for guarantees issued equivalent to 2 percent of the average balance of these receivables. In addition, the Bank recorded non-tax deductible reserves for standard loans/guarantees above the set limit.

The use of reserves and provisions involves their drawing and release into income. Reserves and provisions are used when loans are sold or written off against the costs associated with the sale or write-off. Reserves and provisions are released into income in circumstances where the Bank reassesses the requirements for such provisions, for example when the loan classification is upgraded or when the loan is sold for a value greater than the net book value.

For futher information refer to Note 3(i).

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Reserves and provisions for loans and guarantees

	Balance at 1 January 2001	Creation	Use	FX effect	Balance at 31 December 2001
	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000
Provisions for classified loans	**12 275 425**	**7 531 210**	**5 194 276**	**(234 683)**	**14 377 676**
of which: banks	13 088	35 610	35 097	(808)	12 793
of which: customers	12 262 337	7 495 600	5 159 179	(233 875)	14 364 883
Provisions for debtors in bankruptcy	**1 444 423**	**491 379**	**730 254**	**(8 450)**	**1 197 098**
of which: banks	0	0	0	0	0
of which: customers	1 444 423	491 379	730 254	(8 450)	1 197 098
Total provisions	**13 719 848**	**8 022 589**	**5 924 530**	**(243 133)**	**15 574 774**
of which: banks	13 088	35 610	35 097	(808)	12 793
of which: customers	13 706 760	7 986 979	5 889 433	(242 325)	15 561 981
Total reserves	**8 387 171**	**2 736 419**	**491 913**	**0**	**10 631 677**
Reserves and provisions	**22 107 019**	**10 759 008**	**6 416 443**	**(243 133)**	**26 206 451**

Of the aggregate reserve of CZK 10,631,677 thousand for loans and guarantees, CZK 9,709,682 thousand is tax deductible and CZK 921,995 thousand non-tax deductible. The non-tax deductible reserves are reported in the balance sheet line '*Reserves for other banking risks*.' The balance of CZK 10,631,677 thousand comprises the reserve for loans of CZK 8,780,117 thousand and the reserves for guarantees of CZK 1,851,560 thousand.

General reserve for risks and uncertainties inherent in the loan portfolio

The Bank's loan portfolio includes a number of risks that cannot be specifically identified as such.

As of 31 December 2001, the Bank maintains reserves of CZK 8,780,117 million to cover the risks and uncertainties, which may be present in the loan portfolio as of that date but which cannot be allocated to individual exposures. This reserve also covers an assessment of the Bank's participation in the aggregate losses incurred on the guaranteed risk portfolio covered by the State Guarantee (see above). The breakdown of the reserve for general risks is as follows:

Risk	**Reserve CZK '000**
Standard loans	3 304 600
Other general credit risks	5 475 517
Total	**8 780 117**

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

Reserve for risks and uncertainties inherent in off balance sheet credit-related commitments and credit instruments

As of 31 December 2001, the balance of the reserve for other credit commitments was CZK 1,851,560 thousand. This reserve covers credit risks associated with issued credit commitments, off balance sheet credit instruments and the participation in the estimated losses on the guaranteed portfolio of off balance sheet exposures of the Bank pursuant to the Guarantee Agreement dated 29 December 2000 (see above).

Reserves and provisions for tangible and intangible assets

	Balance at 1 January 2001	Creation	Use	Balance at 31 December 2001
	CZK '000	CZK '000	CZK '000	CZK '000
Provisions for tangible assets	152 000	1 145 983	83 573	1 214 410
Provisions for intangible assets	221 000	328 663	269 014	280 649
Reserves	0	41 809	0	41 809
Total reserves and provisions	**373 000**	**1 516 455**	**352 587**	**1 536 868**

For further information refer to Note 8, sub-caption 'Restructuring costs.'

Reserves and provisions for fixed asset investments and financial investments

	Balance at 1 January 2001	Creation	Use	FX effect	Balance at 31 December 2001
	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000
Provisions for fixed asset investments	533 836	395 759	177 548	(147)	751 900
Reserves for fixed asset investments	0	388 000	108 000	0	280 000
Reserves and provisions for fixed asset investments	**533 836**	**783 759**	**285 548**	**(147)**	**1 031 900**
Provisions for financial investments	692 099	4 022 640	2 559 568	(23 558)	2 131 613
Reserves for financial investments	322 000	0	322 000	0	0
Reserves and provisions for financial investments	**1 014 099**	**4 022 640**	**2 881 568**	**(23 558)**	**2 131 613**
Total reserves and provisions	**1 547 935**	**4 806 399**	**3 167 116**	**(23 705)**	**3 163 513**

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

As of 31 December 2001, the Bank carried a reserve for the estimated losses of Komercni pojistovna which are expected to exceed the entity's equity. This reserve provided for the amount of the known aggregate accumulated losses reported by the entity as of 31 December 2001.

Other reserves and provisions

	Balance at 1 January 2001 CZK '000	Creation CZK '000	Use CZK '000	Balance at 31 December 2001 CZK '000
Closure of foreign representative offices	21 200	0	21 200	0
Termination of lease agreements	100 000	96 000	100 000	96 000
Legal disputes	0	100 385	1 439	98 946
Disposal of redundant inventories	0	49 400	12 612	36 788
Advisory costs	55 810	152 603	99 977	108 436
Equity compensation program	53 000	130 447	174 624	8 823
Wages and salaries	262 516	1 396 100	1 464 554	194 062
Other risks	0	314 837	205 802	109 035
Total other reserves	**492 526**	**2 239 772**	**2 080 208**	**652 090**
Provisions for other receivables	**254 738**	545 738	239 759	**560 717**
Total other reserves and provisions	**747 264**	2 785 510	2 319 967	**1 212 807**

10 Taxation

The major components of corporate income tax expense are as follows:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Tax payable - current year	745 167	10 547
Tax paid - prior year	17 355	(51)
Deferred tax movement	728	6 912
Total income tax expense	**763 250**	17 408

The tax of CZK 17,355 thousand paid in the prior year primarily represents an additional tax charge assessed by the tax office pursuant to its tax review in respect of the year ended 31 December 1999.

The corporate tax rate for the year ended 31 December 2001 is 31 % (2000: 31 %). The effective tax rate as of 31 December 2001 is 23 % (2000: zero %). The tax on the operating profit differs from the theoretical amount that would arise using the basic tax rate as follows:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Profit/(loss) before tax (current tax rate)	3 367 455	(202 239)
Profit before tax (special tax rate)	19 437	70 312
Profit/(loss) before tax	**3 386 892**	(131 927)
Theoretical tax credit calculated at a tax rate of 31% and 15%, respectively (1999: 31%)	1 046 827	(52 147)
Income not taxable, primarily interest	(4 387 458)	(7 240 426)
Expenses not deductible for tax purposes	4 669 200	6 987 102
- Provisions for loan losses	1 390 943	1 278 674
- Other non-deductible costs	3 278 257	5 708 428
Utilisation of tax losses carried forward	(558 148)	316 018
Non-consolidated tax losses (only consolidation)		
Other	(20 812)	
Movement on deferred tax	728	6 912
Tax allowance	(4 442)	
Income tax expense	**742 980**	6 912
Other tax expense (15% foreign dividend tax)	**2 915**	10 547
Prior period tax expense	**17 355**	(51)
Withholding tax (15% local dividend tax)	**0**	0
Total income tax expense	**763 250**	17 408

The Bank's tax liability is calculated based upon the accounting profit/(loss) taking into account tax non-deductible expenses and tax exempt income or income subject to the final tax rate.

The Bank's tax liability as of 31 December 2001 was calculated taking into the account the availability and use of its tax losses carried forward from previous accounting periods. At the beginning of July 2001, the tax office allowed the Bank to increase the limit for tax deductible provisions for the year 2000 by CZK 4 billion in excess of the statutory provisioning limit. This gave rise to a tax loss in 2000 which is available for utilisation in 2001. As of 31 December 2001 the Bank has no corporate income tax losses to carry forward into future accounting periods.

Deferred income tax

Deferred income taxes are calculated on all temporary differences using the corporate income tax rate effective for the following year, that is 31 percent (2000: 31 percent).

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

The movement on the deferred income tax account is as follows:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
At beginning of period	(80 391)	(73 479)
- fixed asset depreciation	21 124	(6 912)
- penalty interest and contractual penalties	(21 852)	0
At end of period	**(81 119)**	(80 391)

The movement in the deferred income tax account comprises the movement in accelerated tax depreciation. Deferred income tax assets and liabilities are attributable to the following items:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Deferred income tax liabilities		
Accelerated tax depreciation	(59 267)	(80 391)
Penalty interest and contractual penalties	(21 852)	0
Other temporary differences	0	0
	(81 119)	(80 391)
Deferred income tax assets		
General and specific loan loss provisions	394 000	2 387 000
Reserves and provisions for assets	450 970	0
Other reserves	124 870	0
Provisions for non-banking receivables	64 395	0
Tax loss carry forwards	0	118 000
Unrealised losses on securities	190 848	290 000
Fixed asset depreciation	0	0
Other temporary differences	85 286	268 000
	1 310 369	3 063 000
Net deferred income tax asset before adjustment	**1 229 250**	2 982 609
Adjustment for uncertain realisation of tax asset	**(1 310 369)**	(3 063 000)
Net deferred income tax liability	**(81 119)**	(80 391)

The reduction in the unrecognised deferred tax asset as of 31 December 2001 when compared with the prior year end reflects primarily changes in the treatment of the general reserves held by the Bank as of 31 December 2001 pursuant to the prospective application of amendments to the Act on Reserves. The Act as presently drafted requires that the Bank release these provisions in the accounting periods ending 31 December 2005.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

11 *Extraordinary income, extraordinary costs*

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Extraordinary income	825 799	218 176
Extraordinary costs	(274 986)	(61 341)
Net extraordinary income	**550 813**	**156 835**

Extraordinary income and costs principally consist of income and costs that relate to the previous accounting period, such as the recognition of identified errors and unbooked transactions and also exceptional events that relate to the current period but are not part of the Bank's normal business, such as losses incurred, damages and compensation for damage.

For the year ended 31 December 2001, extraordinary income and costs principally consisted of non-recurring income and costs of CZK 428 million and CZK 121 million, respectively, from the write-off and write back of receivables and payables held in suspense and clearing accounts. A significant proportion of these balances arose as a result of payment transactions at the beginning of the 1990's in connection with the Bank's migration to a new banking system for domestic payments and unsettled amounts that were due to the clean and documentary payment system being effected through a local banking intermediator.

Extraordinary income and costs additionally comprise income and costs arising from a transaction effected in 2000 under which a loan insured by EGAP was transferred and the insurance company paid the insurance claim. The aggregate income and costs recognised as a result of this transaction amounted to CZK 154 million and CZK 180 million, respectively.

During the year ended 31 December 2001, the Bank corrected errors in the recognition of fair values of certain derivative transactions. The difference of CZK 95 million between the carrying value and the actual fair value was recorded as extraordinary income.

As of 31 December 2001, the balance of identified deficits and damage is CZK 24 million, of which CZK 8 million was recognised as income as a result of financial surpluses and compensation collected in respect of the deficits and damage.

12 *Cash in hand, deposits with central banks, treasury bills*

Cash and balances with central banks comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Cash in hand	8 687 988	7 913 287
Balances with the Czech National Bank	8 571 854	11 873 740
Total cash and balances with central banks	**17 259 842**	**19 787 027**

Balances with the Czech National Bank include:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Obligatory minimum reserves	6 101 355	5 055 577
Deposits repayable on demand	2 470 499	6 818 163
Total	**8 571 854**	**11 873 740**

As of 31 December 2001, obligatory minimum reserves bore interest at 2 percent per annum.

Government treasury bills and other treasury bills

	31 December 2001 CZK '000	31 December 2000 CZK '000
Government treasury bills	15 517 207	11 368 789
Other treasury bills	79 673 000	64 857 000
Total	**95 190 207**	**76 225 789**

As of 31 December 2001, treasury bills received under repo transactions amounted to CZK 93,200,000 thousand (2000: CZK 64,857,000 thousand).

13 Amounts due from banks

	31 December 2001 CZK '000	31 December 2000 CZK '000
Term placements and loans to banks	74 442 392	104 458 493
Advances due from central banks (repo transactions)	81 172 000	70 854 000
Placements with other banks	951 464	1 120 527
Total	**156 565 856**	**176 433 020**
Specific provisions against balances due from financial institutions	(12 793)	(13 088)
Total due from banks	**156 553 063**	**176 419 932**

Advances due from central banks are collateralised by treasury bills and other debt securities issued by Czech National Bank of CZK 79,673,000 thousand (2000: CZK 64,857,000 thousand) and the Ministry of Finance of the Czech Republic of CZK 13,527,000 thousand (2000: CZK nil).

The year-on-year decrease in the balances due from banks is partially attributable to the transfer of amounts due from the former Konsolidacni banka, which was transformed into a non-banking institution Ceska konsolidacni agentura as of 1 September 2001, from the amounts due from banks to the amounts due from customers. As of 31 December 2001, the Bank recorded the aggregate balances due from Ceska konsolidacni agentura of CZK 49,765,145 thousand (2000: CZK 52,642,417 thousand).

Set out below is an analysis by remaining maturity:

	31 December 2001 CZK '000	31 December 2000 CZK '000
On demand	215 475	777 073
Less than 3 months	149 737 756	113 580 988
Less than 1 year	5 585 531	10 157 397
From 1 to 2 years	2 370	5 558 125
From 2 to 4 years	877 030	10 359 067
From 4 to 5 years	0	36 000 370
Over 5 years	147 694	0
Total	**156 565 856**	**176 433 020**

The proportion of loans with remaining maturity less than one year to the aggregate balances due from banks represents 99.34 percent (2000: 70.57 percent).

Written off loans and income from written off loans to banks comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Written off loans	0	0
Income from written off loans	0	84 746

14 Amounts due from customers

Amounts due from customers comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Loans and advances to customers	207 538 870	144 642 615
Bills of exchange	912 141	1 356 267
Forfaits	873 969	1 676 295
Total gross loans and advances to customers	**209 324 980**	**147 675 177**
Less provisions for loan losses	(15 561 981)	(13 706 760)
Total amounts due from customers, net	**193 762 999**	**133 968 417**

The substantial increase in the amounts due from customers is due primarily to the transfer of amounts due from the former Konsolidacni banka from the amounts due from banks to the amounts due from customers. Ceska konsolidacni agentura (the Czech Consolidation Agency, henceforth 'CKA') was formed as the legal successor to Konsolidacni banka Praha, s. p. u. ('Konsolidacni banka') pursuant to Czech Consolidation Agency Act No. 239/2001 Coll., which took effect on 1 September 2001 (the 'Act'). CKA was established as the legal successor of Konsolidacni banka under Section 19 of the Act. Under Section 1 of the Act, the commitments of CKA, as was the case with its legal predecessor Konsolidacni banka (under Section 44a of Banking Act No. 21/1992 Coll.), are guaranteed by the Czech State.

Notes to the Unconsolidated Financial Statements
Year Ended 31 December 2001

As of 31 December 2001, the Bank recorded the amount of CZK 49,765,145 thousand due from CKA (2000: CZK 52,642,417 thousand).

Of the total forfaits of CZK 873,969 thousand (2000: CZK 1,676,295 thousand), forfaits issued by foreign debtors amount to CZK 25,735 thousand (2000: CZK 3,626 thousand).

Amounts due from customers include interest due of CZK 2,810,248 thousand (2000: CZK 1,313,578 thousand), of which CZK 958,114 thousand (2000: CZK 746,952 thousand) represents interest of loans overdue.

The loan portfolio of the Bank as of 31 December 2001 comprises the following breakdown by classification:

	Gross receivable	Collateral applied	Net exposure
	CZK '000	CZK '000	CZK '000
Standard	144 233 634	92 494 995	51 738 639
Watch	26 025 490	14 179 234	11 846 256
Substandard	11 153 160	8 099 453	3 053 707
Doubtful	11 051 522	5 870 900	5 180 622
Loss	16 861 174	1 701 093	15 160 081
Total	**209 324 980**	**122 345 675**	**86 979 305**

	Provisions	Carrying value	Provisions
	CZK '000	CZK '000	%
Standard	0	144 233 634	0
Watch	712 588	25 312 902	6.02
Substandard	566 317	10 586 843	18.55
Doubtful	1 967 308	9 084 214	37.97
Loss	12 315 768	4 545 406	81.24
Total	**15 561 981**	**193 762 999**	**17.89**

* Provisioning percentage by category does not conform to the requirement of the Czech National Bank as the 'Collateral' item does not reflect the state guarantee value as described below in this note.

Set out below is the breakdown of loans by sector :

	2001	2000
	CZK '000	CZK '000
Agriculture	7 966 347	9 523 368
Processing industry	47 467 797	51 351 373
Distribution and production of energy	8 211 798	7 772 629
Construction	3 965 532	4 944 530
Trade, catering, transport and communication	34 642 891	32 024 323
Insurance, banking	11 296 311	11 353 573
Ceska konsolidacni agentura /*	49 765 145	0

Other	46 009 159	30 705 381
Total loans to clients	**209 324 980**	**147 675 177**

/* Loans to CKA were carried within the amounts due from banks as of 31 December 2000.

Set out below is an analysis by remaining maturity:

	2001 CZK '000	2000 CZK '000
On demand	1 926 460	1 040 497
Less than 3 months	38 638 360	25 246 014
Less than 1 year	43 598 226	42 725 242
From 1 to 2 years	10 925 658	13 684 318
From 2 to 4 years	67 800 015	23 627 029
From 4 to 5 years	7 009 597	10 473 330
Over 5 years	39 426 664	30 878 747
Total	**209 324 980**	**147 675 177**

The proportion of loans with remaining maturity less than one year to the aggregate balances due from customers represents 40.21 percent (2000: 46.73 percent).

Written off loans and income from written off loans to customers by sector comprise:

	2001 CZK '000	2000 CZK '000
Agriculture	17 214	100 017
Processing industry	34 814	1 150 614
Distribution and production of energy	0	36 115
Construction	3 121	157 904
Trade, catering, transport and communication	46 481	1 406 906
Insurance, banking	248	1 217 801
Other	25 168	1 068 433
Total written off loans	**127 046**	**5 137 790**
Current account debit balances written off	25 788	69 434
Total written off receivables	**152 834**	**5 207 224**
Income from written off receivables	**2 252 415**	**7 402 881**

Of the receivables written off, the write-off of CZK 99,640 thousand was covered by provisioning charges and the write-off of CZK 228 thousand was covered by the use of general reserves.

Income from written off receivables from customers amounted to CZK 2,252,415 thousand. Of this aggregate balance, recoveries from fully written off receivables from customers amounted to CZK 2,245,211 thousand and income from current account debit balances amounted to CZK 7,204 thousand. Income from written off receivables from customers also include proceeds of CZK 1,414,909 thousand from the sale of fully written off receivables to Konpo.

Set out below is an analysis of types of collateral underlying loans and advances to customers:

	Total client loan collateral	Discounted client loan collateral value	Applied client loan collateral value
	31 December 2001	31 December 2001	31 December 2001
	CZK '000	CZK '000	CZK '000
Guarantees of state and governmental institutions	60 813 434	59 366 992	54 973 068
Bank guarantee	3 729 202	2 807 939	2 386 895
Guaranteed deposits	1 552 622	1 550 699	1 224 617
Issued debentures in pledge	12 994 754	12 994 754	12 994 754
Pledge of real estate	155 856 443	45 226 625	29 567 293
Pledge of movable assets	10 040 130	978 664	947 858
Guarantee by corporate entity	17 421 275	1 808 369	1 691 600
Guarantee by individual (physical entity)	4 821 407	535 533	530 379
Pledge of receivables	17 285 404	7 110 070	6 101 565
Insurance of credit risk	5 042 738	4 972 319	4 939 587
Other	13 312 544	9 009 984	6 988 059
Total nominal value of collateral	**302 869 953**	**146 361 948**	**122 345 675**

	Total client loan collateral	Discounted client loan collateral value	Applied client loan collateral value
	31 December 2000	31 December 2000	31 December 2000
	CZK '000	CZK '000	CZK '000
Guarantees of state and governmental institutions	8 498 194	7 873 019	2 751 820
Bank guarantee	2 773 817	2 644 199	2 419 500
Guaranteed deposits	1 496 346	1 496 146	988 300
Issued debentures in pledge	4 000	3 200	3 200
Pledge of real estate	177 920 335	72 555 149	45 738 000
Pledge of movable assets	6 498 491	657 715	657 714

Guarantee by corporate entity	19 738 960	9 988 326	8 324 944
Guarantee by individual (physical entity)	4 069 403	3 373 621	2 811 803
Pledge of receivables	6 580 620	5 024 855	4 188 052
Insurance of credit risk	6 616 379	6 616 379	6 616 379
Other	13 264 991	9 627 391	8 726 585
Total nominal value of collateral	**247 461 537**	**119 859 999**	**83 226 297**

The pledges on industrial real-estate represent 57 percent of total pledges on real estate (2000: 60 percent).

State guarantee covering losses on the Bank's risk assets

On 29 December 2000, the Bank entered into an agreement with Konsolidacni banka under which Konsolidacni banka will cover losses, up to a maximum amount of CZK 20,000 million, which may be incurred over a three year period, which began on 31 December 2000, on a defined portfolio of classified exposures. This agreement was signed on 29 December 2000 on the basis of the resolution of the Government of the Czech Republic dated 18 December 2000. The guarantee applies to the net book value (defined as principal less specific provision) of assets classified as substandard, doubtful and loss (in accordance with relevant CNB regulations) as of 31 December 2000. This defined portfolio corresponds largely with that portfolio held within the Bank's Debt Recovery Division. The payment under the guarantee agreement is effected through a mechanism whereby the Bank's participation increases as the aggregate loss incurred on the defined portfolio increases. The Bank will retain these assets on its balance sheet and continue to maximise recovery. The difference between the net book value as of 31 December 2000 and the actual amount recovered by December 2003 is covered by the guarantee up to a maximum amount of CZK 20,000 million. In accordance with the agreement this amount will be settled in either cash or Government securities by 30 June 2004.

The table below sets out the structure of the Bank's participation in losses incurred on the guaranteed portfolio:

Final losses (CZKm)	**Guarantee paid by Konsolidacni banka**	**Bank's participation in final losses**	**Bank's cumulative participation in final losses (CZKm)**
0 - 10,000	95%	5%	500
10,000 - 20,000	CZK 9,500 million plus 85% of the amount over CZK 10,000 million	CZK 500 million plus 15% of the amount over CZK 10,000 million	2,000
20,000 - 25,000	CZK 18,000 million plus 40% of the amount over CZK 20,000 million	CZK 2,000 million plus 60% of the amount over CZK 20,000 million	5,000
Over 25,000	CZK 20,000 million	CZK 5,000 million plus 100% of the amount over CZK 25,000 million	-